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PROSPECTUS

FILED PURSUANT TO RULE 424(b)(4)
REGISTRATION NO. 333-108189

7,500,000 Shares

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock.

The Nasdaq National Market has approved our common stock for quotation under the symbol "XPRT."

Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$17.00	$127,500,000

Underwriting discounts and commissions	$1.19	$8,925,000

Proceeds, before expenses, to LECG Corporation	$15.81	$118,575,000

The underwriters may also purchase up to 1,125,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about November 19, 2003.

UBS Investment Bank
Lehman Brothers
Adams, Harkness & Hill, Inc.
Legg Mason Wood Walker
Incorporated

The date of this Prospectus is November 13, 2003

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	8
Disclosure regarding forward-looking statements	17
Prior LLC status	17
Use of proceeds	18
Dividend policy	19
Capitalization	20
Dilution	21
Selected financial data	22
Management's discussion and analysis of financial condition and results of operations	24
Business	38
Management	53
Related party transactions	65
Principal stockholders	72
Description of capital stock	74
Shares eligible for future sale	77
Underwriting	79
Legal matters	82
Experts	82
Where you can find more information	82
Index to financial statements	F-1

Prospectus summary

This summary highlights some of the information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the "Risk factors" section and our financial statements and notes to those statements, before deciding whether or not to buy our common stock. Prior to this offering, there will be a series of integrated reorganization transactions, including an equity exchange transaction by the members of LECG Holding Company, LLC, a California limited liability company, that will result in LECG, LLC, a California limited company, being wholly owned by LECG Corporation, a Delaware corporation, through its direct subsidiary, LECG Funding Corporation, a Delaware corporation. LECG Holding Company, LLC, the current sole equityholder of LECG, LLC, will cease to exist prior to this offering as a result of a merger into LECG Funding Corporation. LECG Corporation is the registrant in this offering. In this prospectus, we sometimes refer to common units and common unitholders as common shares and common stockholders, respectively, assuming the completion of this equity exchange transaction. Because preferred units will be redeemed in connection with this equity exchange transaction and will no longer be outstanding, these continue to be referred to as preferred units. Except as otherwise noted, when we refer to "LECG," "us," "we" and "our," this reference is made with respect to LECG Corporation, LECG Holding Company, LLC, LECG, LLC and their predecessors, The Law and Economics Consulting Group, Inc. and LECG, Inc.

LECG

We are a provider of expert services. Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve complex disputes and inform legislative, judicial, regulatory and business decision makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff. Our clients include Fortune Global 500 corporations, major law firms and local, state and federal governments and agencies in the United States and abroad. Since 1994, our experts and professional staff have worked on over 6,200 assignments for over 3,500 clients in over 30 countries. Our executive officers, directors and greater than 5% stockholders will receive approximately $41 million of the net proceeds of this offering. As a result of the equity exchange transaction, we will issue these persons 7,949,363 shares of our common stock which, following completion of this offering, will represent approximately 39% of our outstanding common stock valued at approximately $135 million at the initial public offering price of $17.00 per share.

Businesses, courts, arbitration panels, tribunals, regulatory authorities, legislative bodies and boards of directors throughout the world use independent expert analysis and advice to help resolve disputes through litigation, arbitration and negotiation, as well as to understand and address regulation and legislation. These processes generate ongoing demand for original economic, financial and statistical analyses, irrespective of the business cycle. The credibility of expert analysis and advice is enhanced if the work is independent, is prepared by highly qualified individuals and is informed by the objective facts and circumstances concerned. Traditional management consulting firms that apply a standard methodology to problem solving are typically unable to provide the level of specialization and customization required.

Our experts and professional staff have specialized knowledge in economic, financial and statistical theories and analysis as well as in-depth knowledge of specific markets, regulations and industries. These core competencies enable us to incorporate complex methodologies and tools developed in research settings to deliver our expert services in adversarial and non-adversarial settings. The quality of our experts' services has resulted in a high level of repeat business and the development of significant new business.

Since our inception in 1988, we have grown from one office in northern California to 23 offices in seven countries. We derive the majority of our revenues from professional service fees that are billed at hourly rates charged by our experts and professional staff. Hourly fees charged by the professional staff that support our experts, rather than the hourly fees charged by our experts, generate the majority of our gross profit. While we have experienced significant revenue growth, we have experienced net losses during more recent periods, largely attributable to equity-based compensation expense and expenses relating to our management led buyout that occurred in September 2000. We incurred net losses of $6.9 million, $8.4 million and $12.1 million in the period from September 29, 2000 to December 31, 2000, and the years ended December 31, 2001 and 2002, and at September 30, 2003 our accumulated deficit was $37.0 million.

OUR BUSINESS

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Renowned experts.    Our experts include internationally recognized faculty and former faculty from many of the world's best universities and individuals who have worked in or with government agencies, such as the United States Department of Justice, the United States Federal Trade Commission and the Environmental Protection Agency. The quality and experience of our experts drives the demand for our services.

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Expert services vision.    Our strategy is to hire and retain leading independent experts in fields where we believe there is substantial business opportunity for expert analysis and advice due to the significant economic and financial impact of the disputes and decisions involved. The clarity of our vision as an expert services firm simplifies our internal decision-making processes and enables us to efficiently recruit top expert talent.

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Distinctive business model.    Our incentive system generally ties expert compensation directly to individual expert performance. Under our model, significant margins are realized on the revenues generated by our professional staff rather than on the individual fees of our experts. Our experts generate assignments that utilize our professional staff and infrastructure. The result is a business model with a flat organizational structure, a variable cost structure and incentive alignment that is scalable across different disciplines and fields of expertise.

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Entrepreneurial culture.    Our comparatively non-hierarchical structure fosters an entrepreneurial culture that enables us to attract, deploy and retain leading independent experts. Our experts are successful, self-motivated, credentialed individuals who prefer to work in a non-bureaucratic organization. Our management structure is decentralized, and we allow experts high autonomy and intellectual freedom.

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Highly proficient professional staff.    We employ an experienced professional staff to support our experts. Many of our professional staff have advanced degrees in economics, finance or related disciplines, and relevant business and public service experience. Our professional staff enables our experts to focus their time on the most significant components of a project, allowing the expert to deliver a higher quality, more robust and timely work product in a cost-effective manner.

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Attractive support infrastructure.    We provide a comprehensive support infrastructure including information technology, marketing, billing, project accounting, receivables collection and other administrative support services. We believe that our support infrastructure relieves our experts from the burden of daily administrative tasks and enables our experts to be more focused, collegial and productive than established academics, researchers and other professionals who choose to consult as sole practitioners.

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Experienced, high quality leadership team.    Our leadership team has extensive experience in guiding professional services companies, including David J. Teece, PhD., our Chairman, who co-founded our company in 1988, and David P. Kaplan, our President, who managed Capital Economics, an economics consulting firm he helped found, from 1985 until he joined us in 1998. We believe our leadership team is able to effectively guide our company while also providing expert services.

We face a number of challenges in our business, and investors in this offering will face a number of additional risks. Among the most important of these are:

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Retaining our experts and professional staff.    Many of our clients are attracted to us by their desire to engage individual experts, and the ongoing relationship with our clients is often managed primarily by our experts. In the event an expert terminates his or her relationship with us, it is probable that many of the clients for which the departing expert is responsible would terminate their relationship with us. We also depend on our professional staff to service our clients. Qualified professionals are in great demand, and we face competition for our professional staff from other consulting firms, universities, governments and research firms.

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Maintaining high utilization and billing rates.    Our profitability under our business model greatly depends on the utilization and billing rates of our professional staff. Our financial results could suffer if we are unable to achieve and maintain high utilization and billing rates for our professional staff.

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Managing our growth.    Since the management buyout, we have experienced significant growth in the number of our experts and professional staff, and we have expanded our practice areas and opened offices in many locations. We seek to continue the growth of our business by adding experts and professional staff, expanding our practice areas and acquiring consulting practices. If we are unable to successfully manage the growth of our business, our financial results and business prospects could suffer.

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Competition.    The market for expert services is highly competitive and subject to rapid change. Many of our competitors are larger and have greater marketing, personnel and financial resources. There are also low barriers to entry into our industry, and new market entrants may seek to compete with us.

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Dilution.    Because investors in this offering will pay more for their shares than the amount paid by existing stockholders, they will experience immediate and substantial dilution in the book value of their shares.

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Concentrated ownership.    Because our management, members of our board of directors and their affiliates will beneficially own approximately 40% of our outstanding common stock following this offering, they will be able to substantially influence corporate events requiring stockholder approval.

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Payment of dividends.    We do not anticipate paying any dividends in the foreseeable future.

OUR GROWTH STRATEGY

Since the beginning of 2002 through September 30, 2003, we have increased our number of experts by 49% to 188 and our number of professional staff by 28% to 298. We believe that there are numerous additional opportunities to continue to grow our business by:

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Expanding our base of experts.    We attract business primarily due to the reputation and renown of our experts and believe that increasing the number of our experts will increase our business. We intend to continue to identify additional experts through existing relationships and affiliations, governmental and industry knowledge and the advancement of capable members of our professional staff.

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Expanding our practice areas.    We believe that there are a number of opportunities to apply our business model and attract experts and clients in other fields, such as employment discrimination, public health and pharmacology. For example, our recent hiring of a number of experts formerly with the Center for Forensic Economic Studies allows us to expand and enhance our offerings in the labor economics and employment discrimination areas. We believe that there are numerous opportunities for our professional staff to provide additional related services, such as litigation document management, electronic discovery and historical research. While we continue to actively pursue acquisitions, we presently have no specific commitments or agreements with other parties regarding any acquisitions.

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Expanding our geographic reach.    We plan to expand our footprint opportunistically to new countries and regions over time by identifying experts in locations in which there is unmet demand for expert analysis and advice. We believe that the long-term, international opportunities in expert services are substantial. We currently have no commitments or agreements to enter new geographic markets.

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Strengthening awareness of our brand.    Our marketing and sales efforts to date have focused on leveraging the reputations, personal relationships and professional visibility of our experts attained through prior assignments, publishing, teaching and speaking engagements. We believe that we can provide additional marketing support to raise awareness of the firm's total capabilities.

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Acquiring complementary businesses and consulting practices; developing strategic alliances.    We expect to evaluate and recruit individual experts and groups of experts who have nationally and internationally recognized stature with specific knowledge and skills that enhance or complement our existing service offerings. We may also continue to enter into strategic alliances and marketing agreements to gain exposure to new clients and broaden awareness of our service offerings.

BACKGROUND

Our predecessor company was incorporated in March 1988 as a California corporation under the name "The Law and Economics Consulting Group, Inc." This predecessor company was formed to provide expert advisory services. In October 1997, this company changed its name to "LECG, Inc.", and in December 1997, it effected an initial public offering of its common stock which was listed on the New York Stock Exchange under the symbol "XPT." During the next nine months, this company continued to perform expert services as a stand alone company. In August 1998, The Metzler Group, Inc., which changed its name to Navigant Consulting, Inc. in 1999, acquired all of the outstanding common stock of our predecessor company. After the acquisition, our predecessor company operated as a wholly owned subsidiary of Navigant Consulting under the name "LECG, Inc."

In September 2000, 35 of our experts, including four of our founding experts, with equity sponsorship led by affiliates of Thoma Cressey Equity Partners, executed a management buyout of substantially all of the assets and the assumption of certain liabilities of LECG, Inc. The total cash purchase price was $44.3 milion. For the purpose of conducting the management buyout, these experts formed LECG Holding Company, LLC, which owns all of our operating assets through its wholly owned subsidiary, LECG, LLC.

Prior to this offering, there will be a series of integrated reorganization transactions, including an equity exchange transaction by the members of LECG Holding Company, LLC. Upon the effectiveness of the equity exchange transaction, every 1.6 common units of LECG Holding Company, LLC will be exchanged for 1 share of common stock of LECG Corporation, and all outstanding options exercisable for common units of LECG Holding Company, LLC will be exchanged for options exercisable for shares of common stock of LECG Corporation on a 1.6 to 1 basis. Following all of the integrated transactions, LECG, LLC will be wholly owned by LECG Corporation through its direct subsidiary, LECG Funding Corporation. LECG Holding Company, LLC, the current sole equityholder of LECG, LLC, will cease to exist prior to this offering as a result of a merger into LECG Funding Corporation. LECG Corporation is the registrant in this offering.

PRINCIPAL EXECUTIVE OFFICE

Our principal executive office is located at 2000 Powell Street, Suite 600, Emeryville, California 94608 and our telephone number is (510) 985-6700.

The offering

Common stock offered by LECG Corporation	7,500,000 shares
Common stock to be outstanding after the offering	20,554,430 shares
Over-allotment option	1,125,000 shares
Nasdaq National Market symbol	XPRT
Use of proceeds
We will receive net proceeds from the sale of our common stock in this offering of approximately $117.4 million, or $135.2 million if the underwriters exercise their over-allotment option in full, at the initial public offering price of $17.00 per share. We anticipate that the proceeds will be used as follows:
	–>	approximately $40.6 million to redeem our outstanding Redeemable Class A preferred units;
	–>	approximately $25.0 million to repay amounts under our term and revolving credit facilities;
	–>	approximately $14.1 million to pay out previously taxed but undistributed earnings to holders of units of LECG Holding Company, LLC;
	–>	approximately $1.0 million to be distributed to holders of units of LECG Holding Company, LLC to cover these holders' current tax liabilities through the date of this offering; and
	–>	the balance for general corporate purposes, including working capital.

The number of shares of common stock to be outstanding after this offering is based on 13,054,430 shares outstanding as of September 30, 2003, and excludes:

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4,318,184 shares issuable upon exercise of outstanding options as of September 30, 2003 under our 2000 Incentive Plan at a weighted average exercise price of $7.96 per share;

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2,500,000 shares available for future grant or issuance under our 2003 Stock Option Plan; and

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950,000 shares available for future grant or issuance under our 2003 Employee Stock Purchase Plan.

Except as otherwise noted, the information in this prospectus assumes:

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the underwriters do not exercise their over-allotment option;

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the filing of our amended and restated certificate of incorporation;

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the effectiveness of an equity exchange transaction that will result in 1.6 outstanding common units exchanged for 1 share of our common stock, and all outstanding options exercisable for common units will be exchanged for options exercisable for our shares of common stock on a 1.6 to 1 basis; and

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the redemption of all of our outstanding Redeemable Class A preferred units.

Summary financial data

The following table sets forth our summary financial data. The data have been derived from the financial statements for the periods from January 1, 2000 to September 28, 2000, September 29, 2000 to December 31, 2000, the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003 included elsewhere in this prospectus. You should read this data together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
	Pro forma(1) 2000
Consolidated statements of operations data		2001	2002	2002	2003

	(in thousands, except per share and operating data)
Revenues	$74,006	$100,735	$133,704	$95,612	$121,783
Cost of services:
Compensation and project costs	58,431	69,032	90,083	64,622	81,725
Equity-based compensation	344	6,735	16,645	8,597	398

Total cost of services	58,775	75,767	106,728	73,219	82,123

Gross profit	15,231	24,968	26,976	22,393	39,660
Costs of postponed equity offering	—	—	3,500	2,597	—
Operating expenses	19,434	30,755	32,651	23,555	25,589

Operating income (loss)	(4,203)	(5,787)	(9,175)	(3,759)	14,071
Interest income	138	125	42	31	30
Interest (expense)	(641)	(2,372)	(3,188)	(2,011)	(1,942)
Other income (expense), net	(1)	(384)	257	165	146

Income (loss) before provision for income taxes	(4,707)	(8,418)	(12,064)	(5,574)	12,305
Provision for income taxes	878	—	—	—	—

Net income (loss)	(5,585)	(8,418)	(12,064)	(5,574)	12,305
Accrued preferred dividends and accretion of preferred units	755	3,251	3,692	2,708	3,135

Net income (loss) attributable to common shares	$(6,340)	$(11,669)	$(15,756)	$(8,282)	$9,170

Net income (loss) per share:
Basic		$(1.11)	$(1.41)	$(0.76)	$0.73
Diluted		$(1.11)	$(1.41)	$(0.76)	$0.61
Pro forma net income (loss) per share(2):
Basic			$(1.69)		$0.03
Diluted			$(1.69)		$0.03
Shares used in calculating net income (loss) per share:
Basic		10,478	11,169	10,967	12,492
Diluted		10,478	11,169	10,967	15,034

Other operating data (period end)

Number of experts	96	126	172	161	188
Number of professional staff	168	232	305	293	298

	As of September 30, 2003
Consolidated balance sheet data	Actual	Pro forma as adjusted(3)

	(in thousands)
Cash and cash equivalents	$3,298	$37,946
Total assets	90,881	125,529
Total long-term debt	10,500	—
Total Redeemable Class A preferred units	36,135	—
Total stockholders' equity (deficit)	(6,233)	91,850

(1)
The pro forma information for the year ended December 31, 2000 has been prepared by adding the amounts in each line item in the consolidated statement of operations for the period from January 1, 2000 through September 28, 2000 of LECG, Inc. with the corresponding amounts for such line item in the consolidated statement of operations for the period from September 29, 2000 through December 31, 2000 of LECG Holding Company, LLC. The pro forma results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the management buyout had taken place on January 1, 2000.

(2)
Pro forma net loss per unit is computed using the net loss attributable to common unitholders after accrued distributions to preferred unit holders and income taxes, as if we had incurred income taxes as a C corporation from the beginning of the respective periods. The pro forma income tax provision is calculated based upon SFAS 109, and accordingly takes into account permanent and temporary differences and any necessary valuation allowances. Our actual federal and state income tax effective rate in future periods may vary from the pro forma rate used or the combined federal and state statutory rate of 40%.

(3)
The pro forma, as adjusted column of the balance sheet data reflects the equity exchange transaction and sale of 7,500,000 shares of common stock offered by us at the initial public offering price of $17.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds from the proposed offering as identified under the caption "Use of proceeds."

Risk factors

You should carefully consider the risk factors described below, together with all of the other information included in this prospectus, before you decide whether to invest in shares of our common stock. The following risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our financial results could suffer if we are unable to successfully attract, integrate and retain our experts and professional staff.

Similar to professional service firms, many of our clients are attracted to LECG by their desire to engage individual experts, and the ongoing relationship with our clients is often managed primarily by our individual experts. If an expert terminates his or her relationship with us, it is probable that most of the clients and projects for which that expert is responsible will continue with the expert, and the clients will terminate their relationship with us. We generally do not have non-competition agreements with any of our experts and as a result, experts can terminate their relationship with us at any time and immediately begin to compete against us. Dr. Teece and Mr. Kaplan together accounted for 10% of our revenues and five of our experts, including Drs. Teece, Vandaele and Mr. Kaplan and Dr. Mukesh Bajaj, a former director, collectively accounted for 18% of our revenues during the first nine months of 2003. If any of these individuals or our other experts terminate their relationship with us or compete against us, it could materially harm our business and financial results.

In addition, if we are unable to attract, develop, motivate and retain highly qualified experts, professional staff and administrative personnel, our ability to adequately manage and staff our existing projects and obtain new projects could be impaired, which would adversely affect our business and its prospects for growth. Qualified professionals are in great demand, and we face significant competition for both senior and junior professionals with the requisite credentials and experience. Our competition comes from other consulting firms, research firms, governments, universities and other similar enterprises. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Increasing competition for these professionals may also significantly increase our labor costs, which could negatively affect our margins and results of operations. The loss of the services of, or the failure to recruit, a significant number of experts, professional staff or administrative personnel could harm our business, including our ability to secure and complete new projects.

Our financial results could suffer if we are unable to achieve or maintain high utilization and billing rates for our professional staff.

Our profitability depends to a large extent on the utilization and billing rates of our professional staff. Utilization of our professional staff is affected by a number of factors, including:

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the number and size of client engagements;

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our experts' use of professional staff to perform the projects they obtain from clients and the nature of specific client engagements, some of which require greater professional staff involvement than others;

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the timing of the commencement, completion and termination of projects, which in many cases is unpredictable;

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our ability to transition our professional staff efficiently from completed projects to new engagements;

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our ability to forecast demand for our services and thereby maintain an appropriate level of professional staff; and

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conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our professional staff that we are able to charge are also affected by a number of additional factors, including:

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the quality of our expert services;

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the market demand for the expert services we provide;

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our competition and the pricing policies of our competitors; and

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general economic conditions.

If we are unable to achieve and maintain high utilization as well as maintain or increase the billing rates for our professional staff, our financial results could suffer materially.

If we are unable to manage the growth of our business successfully, our financial results and business prospects could suffer.

Since the management buyout we have experienced significant growth in the number of our experts and professional staff. For example, since January 1, 2002 through September 30, 2003, we added 66 professional staff and 62 experts. We have also expanded our practice areas and have opened offices in new locations. We may not be able to successfully manage a significantly larger and more geographically diverse workforce as we increase the number of our experts and professional staff and expand our practice areas. Additionally, growth increases the demands on our management, our internal systems, procedures and controls. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial and other systems, procedures and controls, which will increase our costs and may reduce our profitability. This need to augment our support infrastructure due to growth is compounded by our decision to become a public reporting company, and the increased expense that will arise in complying with existing and new regulatory requirements. We must be able to prepare accurate and timely financial information, particularly as it relates to the on-going obligations of a public company. We may be unable to successfully implement improvements to our information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Any failure to successfully manage growth could harm our financial results and business prospects.

Revenue from our performance-based fee service offering is difficult to predict and recovery is uncertain.

We have added a new non-testifying service offering related to the recovery of large environmental claims for which our fees include a significant performance-based component. Performance-based expert fees comprised 3% of our total revenue in the nine months ended September 30, 2003. Because these fees are contingent on the amounts recovered by our clients, revenue on such cases, which is recognized generally on receipt, is not certain, the timing of recovery is difficult to predict, and may not arrive evenly through the year thereby affecting our quarter by quarter results.

We depend on the complex damages, competition policy/antitrust and environmental claims consulting practice areas, which could be adversely affected by changes in the legal, regulatory and economic environment.

Our business is heavily concentrated in the practice areas of complex damages, competition policy/antitrust, including mergers and acquisitions and environmental claims. For purposes of measuring practice area concentration, our financial systems do not presently capture practice area revenues as they are recorded. Instead, we presently capture the value of billings. Projects in our complex damages practice area accounted for 36% of our billings in 2002. Projects in our competition policy/antitrust practice area, including mergers and acquisitions, accounted for 23% of our billings in 2002. Projects in our environmental claims practice area accounted for 18% of our billings in 2002. Changes in the federal antitrust laws or the federal regulatory environment, changes in environmental laws or changes in judicial interpretations of these laws could substantially reduce the need for expert consulting services in these areas. This would reduce our revenues and the number of future projects in these practice areas. For example, Senate Bill 1125 provides for the creation of a trust fund as the exclusive remedy to resolve the claims of victims for bodily injury caused by asbestos exposure which, if enacted into law, would negatively impact our environmental claims practice area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could also negatively impact the number and scope of our projects in proceedings before the Department of Justice and the Federal Trade Commission.

Additional hiring and acquisitions could disrupt our operations, increase our costs or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of experts and by acquiring other expert services firms. However, we may be unable to identify, hire, acquire or successfully integrate new experts and consulting practices without substantial expense, delay or other operational or financial problems. And, we may be unable to achieve the financial, operational and other benefits we anticipate from any hiring or acquisition. Hiring additional experts or acquiring other expert services firms could also involve a number of additional risks, including:

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the diversion of management's time, attention and resources, especially since Dr. Teece, our Chairman, and Mr. Kaplan, our President, also provide consulting services that account for a significant amount of our revenues;

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loss of key acquired personnel;

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potential impairment of existing relationships with our experts, professionals and clients;

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the creation of conflicts of interest that require us to decline engagements that we otherwise could have accepted;

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increased costs to improve, coordinate or integrate managerial, operational, financial and administrative systems;

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dilution of our stock as a result of issuing equity securities in connection with hiring new experts or acquiring other expert services firms; and

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difficulties in integrating diverse corporate cultures.

We have encountered these risks after hiring individuals and groups of experts and acquiring expert practices, and we anticipate that we will encounter these risks in connection with future hirings and acquisitions.

Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential experts or the price we pay for businesses we wish to acquire. In addition, this increased competition could make it more difficult to retain our experts. The occurrence of any of these events could harm our business, financial condition and results of operations.

Projects may be terminated suddenly, which may negatively impact our financial results.

Our projects generally center around decisions, disputes, proceedings or transactions in which clients are seeking expert advice and opinions. Our projects can terminate suddenly and without advance notice to us. Our clients may decide at any time to settle their disputes or proceedings, to abandon their transactions or to take other actions that result in the early termination of a project. Our clients are under no contractual obligation to continue using our services. If an engagement is terminated unexpectedly, or even upon the completion of a project, our professionals working on the engagement may be underutilized until we assign them to other projects. The termination or significant reduction in the scope of a single large engagement could negatively impact our results of operations.

Conflicts of interest could preclude us from accepting projects.

We provide our services primarily in connection with significant or complex decisions, disputes and regulatory proceedings that are usually adversarial or involve sensitive client information. Our engagement by a client may preclude us from accepting projects with our clients' competitors or adversaries because of conflicts of interest or other business reasons. As we increase the size of our operations, the number of conflict situations can be expected to increase. Moreover, in many industries in which we provide services, for example the petroleum industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek our services and increase the chances that we will be unable to accept new projects as a result of conflicts of interest. If we are unable to accept new assignments for any reason, our professional staff may become underutilized, which would adversely affect our revenues and results of operations in future periods.

Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our experts and the quality of our services on client projects.

Our ability to secure new projects depends heavily upon our reputation and the individual reputations of our experts. Any factor that diminishes our reputation or that of our experts could make it substantially more difficult for us to attract new projects and clients. Similarly, because we obtain many of our new projects from clients that we have worked with in the past or from referrals by those clients, any client that questions the quality of our work or that of our experts could seriously impair our ability to secure additional new projects and clients.

In litigation, we believe that there has been an increase in the frequency of challenges made by opposing parties to the qualifications of experts. In the event a court or other decision-maker determines that an expert is not qualified to serve as an expert witness in a particular matter, then this determination could harm the expert's reputation and ability to act as an expert in other engagements which could in turn harm our business reputation and our ability to obtain new engagements.

Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Our projects typically involve complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. Many of our projects involve matters that could have a severe impact on a client's business, cause a client to gain or lose significant amounts of money or assist or prevent a client from pursuing desirable business opportunities. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant liabilities and damage our reputation. We carry professional liability insurance to cover most of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the amounts in controversy or the impact on a client may substantially exceed the limits of our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability. Litigation, regardless of the outcome, is often very costly, could result in distractions to our management and experts and could harm our business and our reputation.

Intense competition from economic, business and financial consulting firms could hurt our business.

The market for expert consulting services is intensely competitive, highly fragmented and subject to rapid change. Many of our competitors are national and international in scope and have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. We may be unable to compete successfully with our existing competitors or with any new competitors. There are relatively low barriers to entry, and we have faced and expect to continue to face additional competition from new entrants into the economic, business and financial consulting industries. In the litigation and regulatory expert services markets, we compete primarily with economic, business and financial consulting firms and individual academics. Expert services are also available from a variety of participants in the business consulting market, including general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms, small "niche" consulting companies and the internal professional resources of companies.

We are subject to additional risks associated with international operations.

We currently have operations in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom. In 2002, 5% of our revenues was attributable to activities outside of the United States, and in the nine months ended September 30, 2003, 9% of our revenues was attributable to activities outside of the United States. We may continue to expand internationally and our international revenues may account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including:

–>
greater difficulties in managing and staffing foreign operations;

–>
less stable political and economic environments;

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cultural differences that adversely affect utilization;

–>
currency fluctuations that adversely affect our financial position and operating results;

–>
unexpected changes in regulatory requirements, tariffs and other barriers;

–>
civil disturbances or other catastrophic events that reduce business activity; and

–>
greater difficulties in collecting accounts receivable.

The occurence of any one of these factors could have an adverse effect on our operating results.

Our dispute with Navigant Consulting, Inc. could harm our business and financial results.

We have a dispute with Navigant Consulting, Inc. arising out of our management led buyout of certain of the assets and liabilities of LECG, Inc. from Navigant Consulting and LECG, Inc. In the management led buyout, we acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an asset purchase agreement with Navigant Consulting and LECG, Inc. dated September 29, 2000. Under the asset purchase agreement, up to $5.0 million of the purchase price was deferred contingent upon whether specific individuals listed on a schedule to the asset purchase agreement had an employment, consulting, contracting or other relationship with us on September 29, 2001.

Navigant Consulting contends that it is entitled to a payment of approximately $4.9 million plus interest with respect to the contingent purchase price amount. On several occasions before and after September 29, 2001, we notified Navigant Consulting that several of the individuals listed on the schedule to the asset purchase agreement did not have an employment, consulting, contracting or other relationship with us on September 29, 2001. If Navigant Consulting initiates legal proceedings against us, a decision against us could harm our financial results and financial position.

Our financial results could suffer if we are unable to retain certain experts whose options and restricted stock vesting was accelerated.

In December 2002, we accelerated the vesting of 846,792 stock options held by 45 experts and the acceleration of the vesting of 1,025,679 shares of restricted stock held by 17 experts. These accelerated options and restricted shares are subject to a lock-up agreement under which the shares issuable upon exercise of the options and the restricted shares cannot be sold until such time as the options and restricted shares would have otherwise vested absent the acceleration. The acceleration of the vesting of such stock options and shares of restricted stock could make it more difficult for us to retain the services of experts holding them as such experts may have less incentive to continue their relationship with us. Furthermore, if an expert terminates employment prior to the time that such options or restricted stock would have vested, we would incur significant additional compensation expense for the period in which the expert left, in the amount of the fair market value of the options or stock at the time of acceleration minus the amounts previously expensed.

We will be operating as a publicly traded corporation rather than as a privately held limited liability company which could make it more costly for us to operate our business.

We have operated as a privately held limited liability company since the management buyout. Operating as a publicly traded C corporation will impose new costs and challenges on us. These include the preparation and filing of federal and state income tax returns, the filing of quarterly and annual reports with the SEC, the need for more expensive directors and officers liability insurance and the need for more services from our outside auditors in connection with periodic public filings, earnings announcements and tax filings. In addition, we will need to invest more in the function of investor relations to communicate with investors and the general public.

If we cannot successfully maintain or expand our strategic alliances, we may not be able to implement part of our growth strategy.

We intend to grow by expanding our business into other geographic areas, which may require us to enter into joint venture or other strategic alliance agreements with parties established in foreign countries. For example, we have a 50/50 joint venture with certain members of Kim & Chang, a Korean law firm, to own and operate LECG Korea, LLC, a Korean limited liability company, to pursue expert service opportunities in Korea. If we fail to enter into new alliances with local parties, then our growth strategy or expansion efforts could be limited.

We are subject to additional risks associated with joint ventures and other alliances, including our Korean joint venture.

Joint venture agreements or other strategic alliance agreements, including our joint venture in Korea, are subject to risks of a dispute among members or a deadlock among its management, especially if the joint venture is owned or managed on an equal basis. This type of occurrence could disrupt the operations of the joint venture, harm its business and reduce the value of our investment in the joint venture. In addition, the financial distress or insolvency of a joint venture partner could lead to failure or even termination of the joint venture. In many joint venture arrangements, including our joint venture in Korea, a party to the joint venture must rely on the efforts of the local joint venture partner to secure new business and opportunities, and in some instances, a party to the joint venture could be exposed to liabilities of the joint venture in excess of its share in the joint venture.

RISKS RELATED TO THIS OFFERING

Because there has been no prior trading market for our common stock, it could trade at prices below the initial public offering price.

Before this offering, there has not been a public trading market for shares of our common stock. An active trading market may not develop or be sustained after this offering. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters. This price may bear no relationship to the price at which our common stock will trade after this offering.

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

The price of our common stock after the offering may fluctuate widely, depending upon many factors, including but not limited to the risk factors listed above and the following:

–>
variations in our quarterly results of operations;

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the hiring or departure of key personnel, including experts;

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our ability to maintain high utilization of our professional staff;

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announcements by us or our competitors;

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the loss of significant clients;

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changes in our reputation or the reputations of our experts;

–>
acquisitions or strategic alliances involving us or our competitors;

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changes in the legal and regulatory environment affecting businesses to which we provide services;

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changes in estimates of our performance or recommendations by securities analysts;

–>
inability to meet quarterly or yearly estimates or targets of our performance; and

–>
market conditions in the industry and the economy as a whole.

Our share price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after this offering, or from the perception that these sales could occur. These sales could also make it more difficult for us to sell our equity or equity-related securities in the future at a time and price that we deem appropriate.

Immediately after this offering is completed, we will have 20,554,430 shares of common stock outstanding, or 21,679,430 shares if the representatives of the underwriters exercise their over-allotment option in full. The 7,500,000 shares sold pursuant to this offering will be immediately tradable without restriction. Of the remaining shares:

–>
no shares will be eligible for sale immediately upon completion of this offering;

–>
12,913,802 shares will be eligible for sale upon the expiration of lockup agreements, beginning 180 days after the date of this prospectus, subject in some cases to vesting, the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended; and

–>
3,084,783 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. After the closing of this offering, we intend to register 7,939,571 shares of common stock that have been issued or reserved for future issuance under our stock incentive plans.

After this offering, we will continue to be controlled by our management and members of our board of directors, who will be able to influence significant corporate events.

After completion of this offering, our executive officers and members of our board of directors will beneficially own approximately 40% of our outstanding shares of common stock, or 38% if the underwriters' over-allotment option is exercised in full. As a result, our executive officers and directors will be able to influence the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant transactions.

You will experience immediate and substantial dilution in the book value of your common stock.

Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by existing stockholders who acquired shares prior to this offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in net tangible book value of approximately $13.74 per share. If the holders of outstanding options exercise those options, you will incur further dilution.

The issuance of preferred stock could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may make it more difficult for a person to acquire a majority of our outstanding voting stock, and thereby delay or prevent a change in control of us, discourage bids for our common stock over the market price and adversely affect the market price and the relative voting and other rights of the holders of our common stock.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. For example, our charter documents prohibit stockholder actions by written consent.

In addition, the provisions of Section 203 of Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

We do not anticipate paying any dividends in the foreseeable future.

We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business, and we do not anticipate paying any cash dividends. Our credit facility contains restrictions on our ability to pay cash dividends. As a result, our stock may be less attractive to investors who seek dividend payments.

Disclosure regarding forward-looking statements

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include, but are not limited to, those listed under "Risk factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue" or the negative of these terms or other comparable terminology.

We may decide to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk factors" section of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results or changed expectations.

Prior LLC status

Since September 29, 2000, we have been treated for federal and state income tax purposes as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, our earnings from such date through the day preceding the date of termination of our partnership status have been or will be, as the case may be, taxed, with certain exceptions, for federal and certain state income tax purposes directly to our unitholders rather than to us. The termination of our limited liability company status will occur prior to the date of the closing of this offering.

Historically, because we have been taxed as a partnership, we have distributed to our unitholders an amount based on to the balance of the federal and state income taxes estimated to be paid by unitholders related to our earnings. We made distributions of $200,000 to unitholders in 2001, $2.9 million in 2002, and through September 30, 2003, we have made distributions of $8.0 million to unitholders for their tax liabilities arising from 2002 and 2003. We will distribute approximately an additional $1.0 million with respect to our unitholders' current tax liabilities.

Use of proceeds

We estimate that the net proceeds from the sale of the 7,500,000 shares of common stock that we are selling in this offering will be $117.4 million, at the initial public offering price of $17.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of $135.2 million.

We currently estimate that we will use the net proceeds of this offering, together with our cash on hand, for the following:

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approximately $40.6 million to redeem our Redeemable Class A preferred units, which is equal to their original issuance price plus cumulative dividends that will have accrued through the date of this offering at a rate of 8% per annum, compounded quarterly, since September 2000 and are mandatorily redeemable as a result of this offering;

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approximately $25.0 million to repay indebtedness estimated to be outstanding through the date of this offering under our term and revolving credit facilities;

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approximately $14.1 million to pay out previously taxed but undistributed earnings to holders of units of LECG Holding Company, LLC;

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approximately $1.0 million to be distributed to holders of units of LECG Holding Company, LLC to cover these holders' current tax liabilities through the date of this offering; and

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the balance for our general corporate purposes, including working capital.

Our indebtedness under our credit facility has two components, a term component and a revolver component. On March 31, 2003, we entered into an amended and restated credit agreement which increased our maximum borrowing limit from $23.8 million to $30.0 million and extended the maturity dates as follows:

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the revolver component increased from $5.0 million to $12.0 million and the maturity date was extended from June 30, 2003 to March 31, 2006; and

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the term loan component decreased from $18.8 million to $18.0 million and the maturity date was extended from June 30, 2005 to March 31, 2006.

Accordingly, our total outstanding borrowings under this credit agreement increased from $20.3 million at December 31, 2002 to $27.3 million at September 30, 2003. The additional net borrowings were $7.0 million during the period, of which $2.4 million was used to acquire the business and certain assets formerly owned by the Center for Forensic Economic Studies, and the balance of which was used for general corporate purposes, including working capital required by our continued growth. The term facility bears interest, at our option, of either, (1) LIBOR plus 3.25% or (2) the prime rate plus 1.25%. The revolver facility bears interest, at our option, of either, (1) LIBOR plus 3.0% or (2) the prime rate plus 1.0%. As of September 30, 2003, the applicable borrowing rate for the term loan was 4.25% and the borrowing rate for the revolving credit facility was 4.75%. In August 2003, we amended our credit agreement to increase the revolver portion of our credit facility by $6.0 million to a maximum borrowing limit of $18.0 million.

We will retain broad discretion in the allocation of the net proceeds of this offering. Should we determine to employ cash resources for the acquisition of complementary businesses, products or technologies, the amounts available for the purposes cited above may be significantly reduced. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. Our credit facility contains restrictions on our ability to pay cash dividends. Historically, because we have been taxed as a partnership, we have distributed to our unitholders an amount equal to the balance of the federal and state income taxes estimated to be paid by unitholders related to our earnings.

Capitalization

The following table sets forth as of September 30, 2003:

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the actual capitalization of LECG Holding Company, LLC;

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our pro forma capitalization assuming the completion of our equity exchange transaction on September 30, 2003; and

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our pro forma capitalization as adjusted to reflect the sale of 7,500,000 shares of common stock offered by us at the initial public offering price of $17.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the proceeds from the proposed offering as identified under the caption "Use of proceeds" on a pro forma basis as of September 30, 2003.

You should read the capitalization table together with the sections of this prospectus entitled "Selected financial data" and "Management's discussion and analysis of financial condition and results of operations" and with our financial statements and related notes beginning on page F-1.

	As of September 30, 2003
	Actual	Pro forma	Pro forma as adjusted

	(in thousands)
Cash and cash equivalents	$3,298	$3,298	$37,946

Distributions payable(1)	—	19,292	—

Short-term debt	16,800	16,800	—

Total long-term debt	10,500	10,500	—
Redeemable Class A preferred units, no par value, 40,327 units authorized, issued and outstanding, actual; no units issued and outstanding, as adjusted(2)	36,135	36,135	—
Stockholders' equity:
Common stock, no par value, 13,054,430 units authorized, issued and outstanding, actual; 200,000,000 shares authorized pro forma and pro forma, as adjusted; $.001 per share par value, 13,054,430 shares issued and outstanding pro forma; and 20,554,430 shares issued and outstanding pro forma, as adjusted	33,749	13	21
Additional paid-in capital	—	(22,511)	94,856
Deferred equity compensation	(2,964)	(2,964)	(2,964)
Accumulated other comprehensive loss	224	224	224
Notes receivable from unitholders	(287)	(287)	(287)
Accumulated deficit	(36,955)	—	—

Total stockholders' equity (deficit)	(6,233)	(25,525)	91,850

Total capitalization	$40,402	$21,110	$91,850

(1)
Represents distribution accruals of $1,000,000 expected to be paid to unit holders, $4,192,000 expected to be paid to Redeemable Class A preferred unit holders in excess of the September 30, 2003 carrying value and $14,100,000 expected to be paid to unit holders related to previously taxed but undistributed earnings.

(2)
Each preferred unit is carried on the balance sheet at a value of less than its $1,000 stated value. This value was initially recorded at $815 on September 29, 2000 based on an assessment of fair value.

In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

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4,318,184 shares issuable upon exercise of outstanding options as of September 30, 2003 under our 2000 Incentive Plan at a weighted average exercise price of $7.96 per share;

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2,500,000 shares available for future grant or issuance under our 2003 Stock Option Plan; and

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950,000 shares available for future grant or issuance under our 2003 Employee Stock Purchase Plan.

Dilution

At September 30, 2003, our net tangible book value was $(31.1 million), or $(2.38) per share of common stock. Net tangible book value per share is equal to our stockholders' equity (deficit) less goodwill and other intangible assets, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of the shares of our common stock offered by us at the initial public offering price of $17.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the proceeds from the proposed offering as identified under the caption "Use of proceeds," our net tangible book value at September 30, 2003 would have been $67.0 million, or $3.26 per share. This represents an immediate increase in net tangible book value of $5.64 per share to existing stockholders and an immediate dilution of $13.74 per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates the dilution per share:

Initial public offering price per share		$17.00
Net tangible book value per share at September 30, 2003, before giving effect to this offering	$(2.38)
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	5.64
Net tangible book value per share after giving effect to this offering		3.26

Dilution in net tangible book value per share to new investors		$13.74

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after giving effect to this offering would be $3.91 per share, and the dilution in net tangible book value per share to new investors would be $13.09 per share.

The following table summarizes, as of September 30, 2003, the differences between the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by the existing stockholders and by the new investors purchasing stock in this offering at the initial public offering price of $17.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total cash consideration
					Average price per share
	Number	Percentage	Amount	Percentage

Existing stockholders	13,054,430	63.5%	$543,000	0.4%	$0.04
New investors	7,500,000	36.5%	127,500,000	99.6%	17.00

Total	20,554,430	100.0%	$128,043,000	100.0%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 60.2% and our new investors would own 39.8% of the total number of shares of our common stock outstanding after this offering.

The preceding discussion and tables assume no exercise of stock options outstanding as of September 30, 2003, and assumes no exercise of:

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4,318,184 shares issuable upon exercise of outstanding options as of September 30, 2003 under our 2000 Incentive Plan at a weighted average exercise price of $7.96 per share;

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2,500,000 shares available for future grant or issuance under our 2003 Stock Option Plan; and

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950,000 shares available for future grant or issuance under our 2003 Employee Stock Purchase Plan.

Selected financial data

You should read the following selected financial and operating data together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

We derived the consolidated statements of operations data:

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for the period from January 1, 2000 to September 28, 2000 and the period from September 29, 2000 to December 31, 2000 and the years ended December 31, 2001 and 2002 set forth below from our audited financial statements set forth elsewhere in this prospectus;

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for the year ended December 31, 1999 from our audited financial statements; and

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for the year ended December 31, 1998 and the nine months ended September 30, 2002 and 2003 from our unaudited consolidated financial statements. In management's opinion, these unaudited statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information for the periods presented.

Reference to "Our Predecessor" is to LECG, Inc. prior to September 29, 2000, the effective date of the management buyout of our business from Navigant Consulting.

	Our Predecessor(4)					LECG(4)
	Year ended Dec. 31,			LECG Sep. 29, 2000 to Dec. 31, 2000		Year ended December 31,		Nine months ended September 30,
			Jan. 1, 2000 to Sep. 28, 2000		Pro forma(1) Year ended Dec. 31, 2000
Consolidated statements of operations data
	1998	1999				2001	2002	2002	2003

	(in thousands)
Revenues	$69,221	$74,539	$54,517	$19,489	$74,006	$100,735	$133,704	$95,612	$121,783
Cost of services:
Compensation and project costs	44,072	49,909	39,432	18,999	58,431	69,032	90,083	64,622	81,725
Equity-based compensation	—	—	—	344	344	6,735	16,645	8,597	398

Total cost of services	44,072	49,909	39,432	19,343	58,775	75,767	106,728	73,219	82,123

Gross profit	25,149	24,630	15,085	146	15,231	24,968	26,976	22,393	39,660
Costs of postponed equity offering	—	—	—	—	—	—	3,500	2,597	—
Operating expenses	13,503	15,976	12,892	6,542	19,434	30,755	32,651	23,555	25,589

Operating income (loss)	11,646	8,654	2,193	(6,396)	(4,203)	(5,787)	(9,175)	(3,759)	14,071
Interest income	591	95	20	118	138	125	42	31	30
Interest (expense)	—	—	—	(641)	(641)	(2,372)	(3,188)	(2,011)	(1,942)
Other income (expense), net	7	81	—	(1)	(1)	(384)	257	165	146

Income (loss) before provision for income taxes	12,244	8,830	2,213	(6,920)	(4,707)	(8,418)	(12,064)	(5,574)	12,305
Provision for income taxes	2,523	3,744	878	—	878	—	—	—	—

Net income (loss)	9,721	5,086	1,335	(6,920)	(5,585)	(8,418)	(12,064)	(5,574)	12,305
Accrued preferred dividends and accretion of preferred units	—	—	—	755	755	3,251	3,692	2,708	3,135

Net income (loss) attributable to common shares	$9,721	$5,086	$1,335	$(7,675)	$(6,340)	$(11,669)	$(15,756)	$(8,282)	$9,170

	Our Predecessor(4)					LECG(4)
	Year ended Dec. 31,			LECG Sep. 29, 2000 to Dec. 31, 2000		Year ended December 31,		Nine months ended September 30,
			Jan. 1, 2000 to Sep. 28, 2000		Pro forma(1) Year ended Dec. 31, 2000
Consolidated statements of operations data
	1998	1999				2001	2002	2002	2003

	(shares in thousands)
Net income (loss) per share:
Basic				$(0.74)		$(1.11)	$(1.41)	$(0.76)	$0.73
Diluted				$(0.74)		$(1.11)	$(1.41)	$(0.76)	$0.61
Pro forma net income (loss) per share(2):
Basic							$(1.69)		$0.03
Diluted							$(1.69)		$0.03
Shares used in calculating net income (loss) per share:
Basic				10,370		10,478	11,169	10,967	12,492
Diluted				10,370		10,478	11,169	10,967	15,034

	Our Predecessor(4)
			LECG(4)
	As of December 31,
			As of December 31,			As of September 30, 2003
Consolidated balance sheet data	1998	1999	2000	2001	2002

	(in thousands)
Cash and cash equivalents	$4,658	$—	$7,460	$3,086	$2,576	$3,298
Total assets	56,240	32,188	66,349	65,306	75,696	90,881
Total long-term debt	—	—	18,000	13,800	15,050	10,500
Total Redeemable Class A preferred units	—	—	25,132	29,231	33,000	36,135
Total net assets(3)		11,954
Total stockholders' equity (deficit)	39,163		(1,307)	(6,766)	(8,632)	(6,233)

(1)
The pro forma information for the year ended December 31, 2000 has been prepared by adding the amounts in each line item in the consolidated statement of operations for the period from January 1, 2000 through September 28, 2000 of LECG, Inc., with the corresponding amounts for such line item in the consolidated statement of operations for the period from September 29, 2000 through December 31, 2000 of LECG Holding Company, LLC. The pro forma results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the management buyout had taken place on January 1, 2000.

(2)
Pro forma net loss per unit is computed using the net loss attributable to common unitholders after accrued distributions to preferred unit holders and income taxes, as if we had incurred income taxes, as a C corporation from the beginning of the respective periods. The pro forma income tax provision is calculated based upon SFAS 109, and accordingly takes into account permanent and temporary differences and any necessary valuation allowances. Our actual federal and state income tax effective rate may vary from the pro forma rate used or the combined federal and state statutory rate of 40%.

(3)
Represents the net assets of our predecessor operated as a wholly owned subsidiary of Navigant Consulting.

(4)
The historical financial results and assets and liabilities contained in our predecessor financial statements prior to the management buyout on September 29, 2000 may not be comparable with our financial results and assets and liabilities since September 29, 2000. As of September 29, 2000, our assets and liabilities were revalued to their estimated fair values, which resulted in an increase to property and equipment of $2.3 million and the recording of goodwill of $25.4 million. As a result, additional depreciation and goodwill amortization is included in the periods after September 29, 2000 as follows: $1.4 million, $5.6 million, $0.5 million, $0.4 million and $0.4 million in the period from September 29, 2000 to December 31, 2000, the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, respectively.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this prospectus.

OVERVIEW

We are a provider of expert services. We provide independent testimony, original authoritative studies and strategic advice to help resolve commercial disputes and inform legislative, judicial and regulatory decision makers. Our experts and professional staff conduct sophisticated economic, financial and statistical analyses for our clients. Our experts are renowned academics, former high-level government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff.

Historical background

We have provided expert services since 1988, initially operating our business as a corporation under the name "The Law and Economics Consulting Group, Inc." This entity was formed to provide expert services. In 1997, we completed an initial public offering of our common stock under the name "LECG." These shares were listed on the New York Stock Exchange under the symbol "XPT." During the next nine months, we continued to perform expert services as a stand alone company. In 1998, we were acquired by The Metzler Group, Inc., which changed its name to Navigant Consulting, Inc. We operated as a wholly owned subsidiary of Navigant Consulting under the name "LECG, Inc." until September 28, 2000.

On September 29, 2000, 35 of our experts, including four of our founding experts, with equity sponsorship led by affiliates of Thoma Cressey Equity Partners, executed a management buyout of substantially all of the assets and certain of the liabilities of LECG, Inc. for a purchase price of approximately $44.3 million. The entity that operated our business from that date until completion of this offering is a limited liability company.

Impact of offering

Conversion to C Corporation

In connection with this offering, holders of common units of LECG Holding Company, LLC will become holders of shares of common stock of LECG Corporation, a Delaware C corporation, and will receive $14.1 million in taxed but undistributed earnings of LECG retained since September 29, 2000 and approximately $1.0 million to cover their additional income tax liabilities for 2003.

Redemption of Redeemable Class A preferred units

In connection with this offering and our conversion to a C corporation, we will redeem all of the outstanding Redeemable Class A preferred units of LECG Holding Company, LLC for approximately $40.6 million, which is equal to their original issuance price plus cumulative dividends that have accrued at a rate of 8% per annum, compounded quarterly. Approximately $4.2 million of the $40.6 million paid to preferred unitholders reflects the difference between the aggregate stated value, approximately $1,000 per preferred unit, and the aggregate carrying value, approximately $896 per preferred unit. The difference, known as accretion of preferred units, would have been recorded as a decrease to net income (loss) attributed to common shares throughout the remaining periods that the preferred units were outstanding. Because these units will be redeemed prior to their originally scheduled redemption date, the remaining accretion will be accelerated into the period in which the redemption occurs. Consequently, we anticipate that we will incur a reduction to net income (loss) attributed to common shares of approximately $4.2 million in the quarter in which the offering and the redemption occurs.

Recent developments

An important element of our growth strategy is the hiring of additional experts. This hiring is designed to deepen our existing service offerings and to add new experts and related professional staff to new practice areas. While recruiting and hiring of experts occurs on a regular basis, we have added several large groups of experts and related professional staff since the management buyout.

In March 2001, we acquired 10 experts and 22 professional staff focused on environmental issues. In connection with this transaction, we paid their previous employer $2.8 million, which was recorded on our balance sheet as goodwill. In addition, we paid $1.8 million in signing bonuses to the recruited group. These signing bonuses were amortized over the period during which they could be recovered from the employee if he or she left us, resulting in compensation expense of $1.6 million in 2001 and $206,000 in 2002.

In June 2002, we acquired 10 experts and 25 professional staff who were formerly partners or employees of Arthur Andersen LLP focused primarily on environmental claims. In connection with this transaction, we paid Arthur Andersen LLP $2.9 million, $1.1 million of which was recorded on our balance sheet as goodwill and $1.8 million of which was allocated to other intangible assets. Arthur Andersen LLP agreed among other things to release its claims to any future payments for various on-going projects and to release these individuals from non-competition covenants. The intangible assets are being amortized over an 18-month period ending December 31, 2003. Amortization expense was $650,000 in 2002 and $900,000 in the nine months ended September 30, 2003. In addition, we paid or committed to pay $597,000 in signing bonuses to the recruited group. These signing bonuses are being amortized through 2006, the period during which they could be recovered from the employee if he or she left us, resulting in compensation expense of $87,000 in 2002 and $186,000 in the nine months ended September 30, 2003.

In August 2003, we acquired four experts who were equity owners of the Center for Forensic Economic Studies focused primarily on labor economics. These experts, along with 10 professional staff, have become employees of ours. In connection with this transaction, we paid $2.4 million at closing, will pay up to $2.1 million per year for four years plus interest at a rate of 4% per year, depending on the performance of this group of experts and professional staff, and issued 140,625 common shares that vest over five years, assuming such experts remain our employees. We allocated the majority of the $2.4 million initial purchase price to goodwill. Additional purchase price will be recorded in subsequent years, if the performance targets are met.

Operations

Historically, we have derived our revenues almost exclusively from professional service fees that are billed at standard hourly rates on a time and expense basis. Revenues related to these services are recognized in the period in which services are performed. We also offer services related to large environmental claims for which our fee includes a significant performance-based component. Due to the uncertainty regarding the amount and timing of performance-based compensation, revenues from this service offering are being recorded when the earnings process is complete and collectibility is reasonably assured. Since July 1, 2002, these performance-based expert fees have ranged from 0% to

9% of our quarterly total revenues. For the nine months ended September 30, 2003, performance-based expert fees comprised approximately 3% of our revenues.

Revenues are comprised of:

–>
Fees for the services of our professional staff;

–>
Fees for the services of our experts;

–>
Performance-based expert fees relating to environmental claims; and

–>
Amounts we charge for services provided by others and reimbursable by clients, including travel, document reproduction, messenger services and other costs.

Expert revenues consist of revenues generated by experts who are our employees and revenues generated by experts who are independent contractors. There is no operating, business or other substantive distinction between our employee experts and our exclusive independent contractor experts. Revenues from independent contractor experts were approximately 11% for the period from September 29, 2000 to December 31, 2000, 11% in 2001, 9% in 2002, 9% in the nine months ended September 30, 2002 and 7% in the nine months ended September 30, 2003.

The following table summarizes our revenues from these sources by quarter from January 1, 2002 to September 30, 2003.

	Three months ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003

	(in thousands)
Professional staff revenues	$15,664	$18,303	$19,763	$20,167	$20,824	$21,558	$23,559
Expert revenues	11,895	12,723	13,108	12,973	14,507	15,518	16,289
Performance-based expert fees	—	—	248	3,465	1,990	2,146	—
Reimbursable expenses	1,010	1,259	1,639	1,487	1,479	2,210	1,703

Revenues	$28,569	$32,285	$34,758	$38,092	$38,800	$41,432	$41,551

Compensation and project costs are comprised of:

–>
Salary, bonuses, taxes and benefits of all professional staff and a limited number of experts;

–>
Compensation to be paid to experts as a percentage of their individual professional fees;

–>
Fees paid to experts as project origination fees;

–>
Costs that are reimbursable by clients, including travel, document reproduction, messenger services and other costs; and

–>
Signing bonuses associated with the hiring of experts and professional staff.

Hourly fees charged by the professional staff that support our experts, rather than the hourly fees charged by our experts, generate a majority of our gross profit. Under our business model, our experts are compensated based on a percentage of their billings from 30% to 100%, averaging approximately 80% of their individual billings on particular projects. Experts are only paid when we have received payment from our clients. As of September 30, 2003, 87% of our experts are paid under this variable compensation expert model. In 2002, we hired 22 experts who are compensated on a salary basis, three of whom converted to our variable compensation expert model in 2003. It is our intention to seek to convert the compensation of many of these experts to our variable compensation expert model in the future.

Because of the manner in which we pay our experts, our gross profit is significantly dependent on the margin on our professional staff services. The number of professional staff assigned to a project will vary depending on the size, nature and duration of each engagement. We manage our personnel costs by monitoring engagement requirements and utilization of the professional staff. As an inducement to encourage experts to utilize our professional staff, experts generally receive project origination fees. These fees are based primarily on a percentage of the collected professional staff fees. In each of the year ended December 31, 2002 and the nine months ended September 30, 2003, these fees averaged 13% of professional staff revenues. Experts are required, with some exceptions approved by us, to use our professional staff unless the skills required to perform the work are not available within the company. In these instances we engage outside individual or firm-based consultants, who are typically compensated on an hourly basis. Both the revenue and the cost resulting from the services provided by these outside consultants are recognized in the period in which the services are performed. Such services constitute a very small part of our revenue and cost.

Experts who are compensated under our variable compensation expert model also may receive a discretionary bonus each quarter. This bonus is determined based upon 5% of each expert's total compensation each quarter, up to a maximum of $50,000 annually for each expert. The decision as to whether to pay this discretionary bonus is made on a quarterly basis. Our board of directors has delegated this quarterly decision to Dr. Teece, our Chairman and Mr. Kaplan, our President.

Hiring of additional experts sometimes involves the payment of cash signing bonuses. Signing bonuses are generally amortized over the term defined in the employment agreement for the period during which they could be recovered from the employee if he or she were to leave us prior to a specified date. Recently, most of our agreements allow us to recover signing bonuses over periods ranging from two to four years. Prior to 2002, most of our agreements allowed for a one year recovery period.

CRITICAL ACCOUNTING POLICIES

Revenue recognition

Revenues includes all amounts that are billed or billable, including out-of-pocket costs such as travel. Revenues generated by experts who are employees and those who are independent contractors are presented on a gross basis.

Revenues primarily arise from time and material contracts, which are recognized in the period the services are performed. We also enter into certain performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete and collectibility is reasonably assured, generally when our client has received payment as a result of services we performed under the contract. Revenues are also generated from fixed price contracts, which are recognized as the agreed upon services are performed. Such fixed price contract revenues are not a material component of total revenues.

Equity-based compensation

We have recorded equity-based compensation expense in connection with the vesting of some of our common stock option grants and restricted common stock sales. We have granted options to employee experts and, to a lesser extent to professional staff. Stock-based compensation expense for options granted to employees is determined under fixed plan accounting, which requires us to record expense when the exercise price of the options granted is less than the estimated fair value of the underlying stock on the date of grant. This amount is included as a component of stockholders' deficit and is amortized on a straight-line basis by charges to earnings over the vesting period of the options.

Historically, we also granted options to certain experts who were independent contractors, which were accounted for under variable plan accounting. Under variable plan accounting, stock compensation expense is calculated for each accounting period based on the fair value of the options as determined by the Black-Scholes option-pricing model, which requires an estimate of the fair value of our underlying stock. As a result, increases in the estimated fair value of our stock increased stock compensation expense with respect to options accounted for under this method.

At the time of the management buyout, we sold restricted common stock to experts and management. These restricted shares were subject to a right of repurchase that lapses over time. Similar to stock options, the method for determining stock-based compensation expense for restricted common stock is dependent on the employment status of the individual who purchased the restricted common stock. For restricted stock sold to independent contractors, variable plan accounting applies and stock-based compensation expense is calculated quarterly for unvested shares as our right of repurchase lapses. For employees, the difference between the purchase price and the estimated fair value of our stock on the date of purchase is included as a component of stockholders' deficit and is amortized on a straight-line basis over the period we have a right to repurchase the restricted stock.

In December 2002, we accelerated the vesting of certain options and restricted shares, including those issued to independent contractors, whose equity interests had generated a significant portion of the historical stock-based compensation expense discussed above. We accelerated the vesting of these stock options and restricted shares because (i) we had incurred material equity-based compensation expense primarily due to variable accounting for options and restricted stock subject to vesting, that were issued to independent contractors, (ii) the uncertainty of the timing of equity-based compensation expense to be incurred in future periods, and (iii) the likelihood that such amounts could continue to be material to our financial statements and could significantly impact our ability to raise future financing. In conjunction with the decision to accelerate the vesting of certain options and restricted stock, holders entered into lock-up agreements that prohibited the sale of such restricted shares and the shares issuable upon exercise of such options until such time as the options and restricted shares would have otherwise vested absent the acceleration. Such acceleration resulted in a total equity-based compensation expense of $8.0 million in the three months ended December 31, 2002. Such acceleration will substantially reduce equity-based compensation expense in 2003 and future periods, related to options and restricted stock granted prior to December 31, 2002.

Had different assumptions or criteria been used to determine the estimated fair value of the common stock, materially different amounts of stock-based compensation could have been reported.

Provision for income taxes

Since September 29, 2000, we have operated as a limited liability company and are taxed as a partnership. Accordingly, LECG paid no significant income taxes on its own behalf and there is no provision for income tax during the periods subsequent to September 29, 2000 in our consolidated financial statements. Income tax provisions for the year ended December 31, 2002 and the nine months ended September 30, 2003 are shown on a pro forma basis in the consolidated financial statements. Our limited liability company status will terminate upon the completion of this offering, which will result in us being taxed as a C corporation. We estimate our statutory combined federal and state income tax rate will be 40%.

Prior to September 29, 2000, we were included in the consolidated tax return of our former parent company and were allocated a portion of its income taxes. The provision for income tax was calculated during that period using effective tax rates similar to those of our former parent company.

Goodwill

Goodwill was recorded at the time of the management buyout in September 2000. Additional goodwill was related to acquisitions made in 2001 and 2002. We assess the impairment of goodwill at least annually, and whenever events or significant changes in circumstance indicate that the carrying value may not be recoverable. Factors that we consider important in determining whether to perform an impairment review include significant under performance relative to forecasted operating results and significant negative industry or economic trends. If we determine that the carrying value of goodwill may not be recoverable, then we will assess impairment based on a projection of undiscounted future cash flows and measure the amount of impairment based on fair value.

We use a discounted cash flow model derived from internal budgets in assessing fair values for our goodwill impairment testing. Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. At December 31, 2002, we concluded that there was no impairment in our goodwill.

RESULTS OF OPERATIONS

Comparability of financial statements

The historical financial results and assets and liabilities contained in our predecessor financial statements prior to the management buyout on September 29, 2000 may not be comparable with our financial results and assets and liabilities since September 29, 2000. As of September 29, 2000, our assets and liabilities were revalued to their estimated fair values, creating a new basis for depreciation expense in subsequent periods. Goodwill was recorded at the formation of the limited liability company, and in 2000 and 2001 there were substantial charges for amortization of this goodwill. After the management buyout, the financing costs and expert bonuses incurred in connection with the management buyout substantially reduced profitability in 2000, and interest charges incurred after the management buyout have reduced profitability since that time. In addition, after the management buyout, options to purchase equity were issued and restricted stock was sold to certain employees and affiliates, particularly newly hired experts, resulting in significant equity-based compensation charges in the post-management buyout financial results. In addition, prior to September 29, 2000, our former parent company allocated many operating expenses to us.

Due to the comparability issues discussed above, financial results for 2000, during which the management buyout took place, are presented in two columns representing the pre- and post-management buyout periods in 2000, in addition to a column combining the two periods. Particularly with respect to operating expenses, the combined statement of operations for 2000 may not be representative of our future performance.

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Revenues

Revenues in the nine months ended September 30, 2003 increased $26.2 million, or 27%, to $121.8 million from $95.6 million in the same period of 2002. This increase included a $12.2 million, or 23%, increase in professional staff revenues. The increase in professional staff revenues resulted from a 13% increase in the number of professional staff billable hours, in addition to a 7% increase in the average hourly billing rate due to rate increases and changes in the staff mix. Expert revenues from our performance-based services were $4.1 million in the nine months ended September 30, 2003, and

$248,000 in the nine months ended September 30, 2002. This increase and an increase in the number of experts resulted in a $12.5 million or 33% increase in expert revenue.

Cost of services

–>
Compensation and project costs. Compensation and project costs in the nine months ended September 30, 2003 increased $17.1 million, or 26%, to $81.7 million from $64.6 million in the nine months ended September 30, 2002 due to an increase in expert and professional staff headcount and increases in staff compensation. These costs include project origination fees of $8.2 million.

–>
Equity-based compensation. Equity-based compensation in the nine months ended September 30, 2003 decreased $8.2 million, or 95%, to $398,000 from $8.6 million in the nine months ended September 30, 2002. The decrease reflects the effect of the accelerated vesting of certain options and restricted stock in the fourth quarter of 2002, that had generated a significant portion of equity-based compensation prior to the acceleration of vesting. Consequently equity-based compensation for all of 2003 and subsequent years is expected to be substantially reduced from 2001 and 2002 levels.

Operating expenses

Operating expenses in the nine months ended September 30, 2003 increased $2.0 million, or 9%, to $25.6 million from $23.6 million in the nine months ended September 30, 2002. This increase was due in part to increases in administrative personnel and related payroll costs of $1.3 million, facilities costs increases of $105,000 to reflect the additional office space occupied by the increased workforce, and depreciation and amortization cost increases of $352,000, as we expanded our infrastructure to accommodate existing and newly hired experts and professional staff. In addition, amortization of intangible assets increased $550,000 from $350,000 in the nine months ended September 30, 2002 to $900,000 in the nine months ended September 30, 2003 due to the acquisition of the intangible asset in July 2002.

Costs of postponed equity offering

Costs of $2.6 million in the nine months ended September 30, 2002 consisted primarily of accounting, audit, legal, printing fees and other related costs incurred related to our plans to undertake an initial public offering.

Interest expense

Interest expense in the nine months ended September 30, 2003 decreased $69,000, or 3%, to $1.9 million from $2.0 million in the nine months ended September 30, 2002. This decrease was caused by higher interest rates in the prior period partially offset by higher loan balances in the current period.

Other income (expense), net

Other income (expense), net was $146,000 and $165,000 in the nine months ended September 30, 2003 and 2002, respectively. The 2003 period amounts include other income of $435,000 related to our interest rate swap and other expense of $252,000 related to foreign income taxes.

Accrued preferred dividends and accretion of preferred units

Accrued preferred dividends and accretion of preferred units in the nine months ended September 30, 2003 increased $427,000, or 16%, to $3.1 million from $2.7 million in the nine months ended September 30, 2002. This increase is due to the compounding of the accrual of preferred dividends and accretion of preferred units.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Revenues in 2002 increased $33.0 million, or 33%, to $133.7 million from $100.7 million in 2001. This increase included a $19.5 million, or 36%, increase in professional staff revenues and a $12.4 million, or 29%, increase in expert revenues. The increase in professional staff revenues resulted from a 25% increase in the number of professional staff billable hours, in addition to a 7% increase in the average hourly billing rate due to rate increases and changes in the staff mix. The increase in expert revenues resulted from an increase of $3.7 million in expert revenue from performance-based services and an increase in the number of experts.

Cost of services

–>
Compensation and project costs. Compensation and project costs in 2002 increased $21.1 million, or 30%, to $90.1 million from $69.0 million in 2001 due to an increase in average professional staff headcount and increases in compensation. These costs include project origination fees that in 2002 increased $2.0 million, or 23%, to $10.3 million from $8.3 million in 2001 due to increased professional staff revenue.

–>
Equity-based compensation. Equity-based compensation in 2002 increased $9.9 million, or 147%, to $16.6 million from $6.7 million in 2001. The increase in expense reflects an increase in the number of individuals holding equity investments in LECG, an increase in the number of vested equity instruments and an increase in the estimated per share value of our equity instruments. In December 2002, our board of directors accelerated the vesting for certain holders of options and restricted shares, including those issued to independent contractors, whose equity interests had generated a significant portion of the historical equity-based compensation expense. Such acceleration was included in a total equity-based compensation expense of $8.0 million in the three months ended December 31, 2002.

Operating expenses

Operating expenses in 2002 increased $1.9 million, or 6%, to $32.7 million from $30.8 million in 2001. Administrative payroll costs increased $2.5 million, or 31%, due to an increase in administrative personnel from 126 to 154. Facilities costs increased $2.2 million, or 36%, due to the opening of 8 new offices. Outside services increased $1.3 million due primarily to an increase in audit, tax and legal services related to our continuing accounting efforts in 2002 associated with our management buyout from Navigant Consulting, Inc. which occurred in September 2000. While we anticipate that we will incur additional costs associated with being a public company, we believe that a significant portion of the $1.3 million increase in outside services costs that we experienced in 2002 is non-recurring. Amortization of goodwill, which was $5.5 million in 2001, ceased in 2002 as a result of the adoption of SFAS 142. Computer related expenses decreased $531,000, or 32%, due to the cost of implementing an expanded information services infrastructure in the prior year. Personnel costs decreased $244,000 from 2001 primarily due to a drop in the cost of recruiting administrative personnel.

Costs of postponed equity offering

Costs of $3.5 million in 2002 consisted primarily of accounting, audit, legal, printing fees and other related costs incurred related to our plans to undertake an initial public offering. We commenced the process in March 2002 and incurred significant costs in the second, third and fourth quarters of 2002. Because we postponed the initial public offering due to market conditions in December 2002, all costs were expensed in the period incurred.

Interest expense

Interest expense increased $816,000, or 34%, to $3.2 million in 2002 from $2.4 million in 2001. This was due primarily to increased debt levels to finance additional working capital needed to support the growing revenue base, coupled with higher interest rates on our debt facilities imposed by the banks in exchange for an expanded credit line.

Accrued preferred dividends and accretion of preferred units

Accrued preferred dividends and accretion of preferred units increased $441,000, or 14%, to $3.7 million in 2002 from $3.3 million in 2001. This increase is due to the compounding of the accrual of preferred dividends and accretion of preferred units.

Year ended December 31, 2001 compared to combined year ended December 31, 2000

Revenues

Revenues in 2001 increased $26.7 million, or 36%, to $100.7 million from $74.0 million in 2000. This increase was due primarily to a 31% increase in total billable hours, with the balance of the increase attributable to an increase in the average hourly rate due to rate increases and staff mix. The increase in billable hours resulted from an increase in the number of experts and professional staff.

Cost of services

–>
Compensation and project costs. Compensation and project costs in 2001 increased $10.6 million, or 18%, to $69.0 million from $58.4 million in 2000 due primarily to an increase in expert and professional staffing levels.

Offsetting these increases, signing bonuses associated with the hiring of experts in 2001 decreased $3.8 million, or 66%, to $2.0 million from $5.7 million in 2000. Signing bonuses paid in 2000 were in connection with the successful recruiting of a substantial number of experts from our former parent company to participate in the management buyout. Such bonuses were expensed as paid, as there was no recovery if the expert terminated their employment.

–>
Equity-based compensation. Equity-based compensation increased $6.4 million to $6.7 million in 2001 from $344,000 in 2000. There was no equity-based compensation during the period from January 1, 2000 through September 28, 2000 when we were part of Navigant Consulting. The increase in expense reflects an increase in the number of individuals holding equity instruments, an increase in the number of vested equity instruments accorded variable accounting treatment and an increase in the estimated per share value of our equity instruments.

Operating expenses

Operating expenses increased $11.3 million, or 58%, to $30.8 million in 2001 from $19.4 million in 2000. Administrative payroll costs increased $5.3 million due to a 34% growth in administrative personnel. The growth in workforce was required to establish support operations separate from our previous owner and to prepare for anticipated growth. Facilities costs increased $2.2 million, reflecting the additional office space occupied by an increased professional and administrative workforce. Computer-related expenditures were $1.7 million due to the cost of implementing an expanded information services infrastructure. Other operating expenses decreased $2.2 million; however, for the period from January 1, 2000 through September 28, 2000 such costs were incurred largely through an allocation of costs from Navigant Consulting. Amortization of goodwill increased $4.2 million to $5.5 million in 2001 from $1.3 million in 2000. Goodwill was created in connection with the management buyout of the business from Navigant Consulting and, therefore, amortization in 2000 was only incurred for the period from September 29, 2000 through December 31, 2000. Depreciation and amortization increased $634,000 in 2001 primarily due to the addition of property and equipment during the year.

Interest expense

Interest expense increased $1.7 million in 2001 as a result of a full year of interest charges in 2001, in comparison to one quarter of interest charges following the management buyout in 2000.

Quarterly results of operations

The following table sets forth selected unaudited quarterly operating information for each of the seven quarters during the period from January 1, 2002 to September 30, 2003. This information has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and includes all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read together with our consolidated financial statements and related notes. Our future operating results are difficult to predict and may vary significantly. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Three months ended
Consolidated statements of operations data	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003

	(in thousands)
Revenues	$28,569	$32,285	$34,758	$38,092	$38,800	$41,432	$41,551
Cost of services:
Compensation and project costs	19,315	22,135	23,171	25,462	26,211	28,385	27,129
Equity-based compensation	2,609	2,976	3,012	8,048	62	107	229

Total cost of services	21,924	25,111	26,183	33,510	26,273	28,492	27,358

Gross profit	6,645	7,174	8,575	4,582	12,527	12,940	14,193
Costs of postponed equity offering	105	1,015	1,477	903	—	—	—
Operating expenses	6,765	7,991	8,799	9,096	8,941	8,060	8,588

Operating income (loss)	(225)	(1,832)	(1,701)	(5,416)	3,586	4,880	5,605
Interest income	10	12	10	10	15	6	9
Interest (expense)	(481)	(572)	(958)	(1,177)	(857)	(569)	(516)
Other income (expense), net	196	(65)	33	93	95	148	(97)

Net income (loss)	(500)	(2,457)	(2,616)	(6,491)	2,839	4,465	5,001
Accrued preferred dividends and accretion of preferred units	874	900	934	984	1,014	1,045	1,076

Net income (loss) attributable to common shares	$(1,374)	$(3,357)	$(3,550)	$(7,475)	$1,825	$3,420	$3,925

Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, the number of professional and administrative staff and utilization rates. For example, fourth quarter vacations taken by both our staff and our clients may reduce available hours and work on projects, resulting in flat or declining fourth quarter revenue. Revenues can also vary from quarter to quarter because of the size and scope of assignments, general economic conditions and the impact of performance-based expert fees. Although we have a variable cost structure, a significant percentage of our expenses are relatively fixed in the short term, consequently a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

Our primary financing need has been funding our growth. Accounts receivable have increased as our operations have grown. Our primary source of liquidity has been borrowings under our revolving credit and term loan facilities, supplemented by cash flows from operations.

Operating activities

Cash flows provided by operating activities were $5.2 million in the nine months ended September 30, 2003 and cash used by operating activities was $1.9 million in the nine months ended September 30, 2002. The increase in cash provided was due primarily to net income generated in the 2003 period compared with a net loss in the 2002 period and other changes in working capital.

Cash flows provided by operating activities were $4.4 million in 2002, $5.6 million in 2001 and $1.5 million in the period ended December 31, 2000. Cash provided by operating activities during 2002 was due primarily to income of $4.6 million before noncash equity-based compensation charges, offset by increases in accounts receivable due to the growth of our business and decreased by the payment of signing bonuses. The improvement in cash flows from operations in 2001 compared to the 2000 period was due largely to increases in operating income before noncash equity-based compensation charges.

Investing activities

Cash used by investing activities was $3.3 million in the nine months ended September 30, 2003 and $4.6 million in the nine months ended September 30, 2002. The acquisition of the business and certain assets formerly owned by the Center for Forensic Economic Studies for $2.4 million, together with purchases of property and equipment (consisting of computer hardware and software, office furniture and equipment and leasehold improvements) of $796,000, were the primary cash use in the 2003 period. The 2002 period had $1.6 million of property and equipment additions, $2.9 million for the acquisition of the environmental claims consulting group from Arthur Andersen LLP and $198,000 for payments of security deposits on operating leases.

Cash used by investing activities was $5.1 million in 2002, $5.7 million in 2001 and $45.5 million in the period ended December 31, 2000. Cash used in 2002 was primarily for $2.1 million of property and equipment additions and $2.9 million for the environmental claims consulting acquisition discussed above. Cash used in 2001 was $3.2 million for property and equipment additions and $2.8 million for a business acquisition. The 2000 period includes the management buyout of our business for $44.3 million.

Financing activities

Cash used by financing activities was $1.4 million in the nine months ended September 30, 2003 and cash provided by financing activities was $4.6 million in the nine months ended September 30, 2002. The 2003 period included net borrowings of $7.0 million, offset by $8.0 million in tax distributions to common unitholders. The 2002 period included net borrowings of $6.4 million, offset by $2.5 million of tax distributions to common unitholders.

Cash provided by financing activities was $172,000 in 2002. Cash used by financing activities was $4.2 million in 2001. Cash provided by financing activities was $51.5 million in the period ended December 31, 2000. Cash provided in the 2000 period consisted primarily of $30.4 million from the sale of equity in connection with our management buyout and $22.0 million of related borrowings. Cash used in 2001 was primarily a result of repayment of long term debt of $4.0 million. Cash provided in 2002 was primarily due to net borrowings of $2.3 million, offset by $2.9 million in distributions to common unitholders.

We distributed $200,000 in 2001, $2.9 million in 2002, and $8.0 million in the nine months ended September 30, 2003 to common unitholders for the payment of their tax obligations.

Our indebtedness under our credit facility has two components, a term component and a revolver component. On March 31, 2003, we entered into an amended and restated credit agreement which increased our maximum borrowing limit from $23.8 million to $30.0 million and extended the maturity dates as follows:

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the revolver component increased from $5.0 million to $12.0 million and the maturity date was extended from June 30, 2003 to March 31, 2006; and

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the term loan component decreased from $18.8 million to $18.0 million and the maturity date was extended from June 30, 2005 to March 31, 2006.

Accordingly, our total outstanding borrowings under this credit agreement increased from $20.3 million at December 31, 2002 to $27.3 million at September 30, 2003. The additional net borrowings were $7.0 million during the period, of which $2.4 million was used to acquire the business and certain assets formerly owned by the Center for Forensic Economic Studies, and the balance of which was used for general corporate purposes, including working capital required by our continued growth. The term facility bears interest, at our option, of either (1) LIBOR plus 3.25% or (2) the prime rate plus 1.25%. The revolver facility bears interest, at our option, of either (1) LIBOR plus 3.0% or (2) the prime rate plus 1.0%. As of September 30, 2003, the applicable borrowing rate for the term loan was 4.25% and the borrowing rate for the revolving credit facility was 4.75%. In August 2003, we amended our credit agreement to increase the revolver portion of our credit facility by $6.0 million to a maximum borrowing limit of $18.0 million. On November 12, 2003, we amended our credit agreement to provide that, upon consummation of our initial public offering, we are required to repay all outstanding borrowings under the term loan and all outstanding borrowings under the revolver in excess of $1.0 million.

The credit facilities contain change of control provisions and impose restrictive covenants upon us related to the incurrence of indebtedness, repurchase of our securities, business combinations and payment of dividends. Financial covenants, which are subject to specified adjustment throughout the term of the credit facilities, currently include a minimum annual EBITDA, as defined in the revolving credit facility, requirement of $14.0 million, a total debt to EBITDA ratio of no more than 1.75:1, a ratio of fixed charges to interest expense of at least 1.25:1, an EBITDA to interest expense ratio of at least 4:1, and an accounts receivable to total debt ratio of at least 1.2:1. As of December 31, 2002 and September 30, 2003, we were in compliance with all of the financial covenants of the credit facility. The debt becomes immediately due and payable upon the occurrence of certain events of default, including the failure to pay interest and principal or a violation of any financial covenant. In addition, we are required to make quarterly scheduled payments on the term debt until this debt is reduced to zero on March 31, 2006.

Our credit facilities include mandatory prepayment provisions that generally accelerate our payment obligations in the event we enter into new debt agreements, sell equity securities, sell assets or generate excess cash flow, as defined. Some of the exceptions to these prepayment provisions are as follows:

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capitalized lease obligations and purchase money indebtedness, in each case up to $1.0 million;

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unsecured indebtedness up to $500,000;

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intercompany indebtedness incurred in the ordinary course of business and in an amount up to $2.0 million;

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the sale or discount without recourse of accounts receivable arising in the ordinary course of business or the sale of obsolete assets;

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other sales of assets in the ordinary course of business or as otherwise permitted by our lenders, provided that the net cash proceeds in excess of $250,000 during each fiscal year is paid to our lenders; and

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the issuance of capital stock to fund acquisitions approved by our lenders, the issuance of stock options, warrants or other rights to acquire stock to service providers pursuant to incentive compensation plans or agreements in the ordinary course of business and intercompany issuances of capital stock.

We are required by our credit facilities, as amended through November 12, 2003, to use the proceeds of this offering to pay off in full the term debt and any amount outstanding under the revolving credit facility in excess of $1.0 million. Thereafter, we may enter into new long term borrowings and continue to use the revolving credit facility from time to time as cash needs dictate. Borrowings under our current credit facility are subject to all of the limitations, covenants and restrictions described in this section, including the overall limit of $18 million on the revolving credit portion of the facility. Additional debt or equity financing would require approval from our lenders. Our ability to secure short-term and long-term financing in the future will depend on several factors, including our future profitability, the quality of our accounts receivable, the levels of our debt and equity and the overall credit market environment.

Management buyout

Our management buyout was financed through a combination of bank borrowings of $12.4 million under our credit agreement and $31.9 million from the issuance of LECG Holding Company, LLC's Class A preferred units and common units. In addition, we paid bonuses of $5.4 million to 46 experts who agreed to join the newly-independent company. We also agreed to pay a total of $750,000 in compensation to Dr. David Teece, our Chairman, and Mr. David Kaplan, our President, for their roles in organizing the transaction. The amounts due to Dr. Teece and Mr. Kaplan are not payable until we have at least $20.0 million of operating cash flows (defined as earnings before interest, taxes, depreciation and amortization) in any fiscal year and if permitted under our credit facility. The amounts due to Dr. Teece and Mr. Kaplan accrue interest at a rate of 10% per year. As of September 30, 2003 accrued interest was $225,000.

Future needs

We believe the net proceeds from the sale of common stock offered by this prospectus, together with funds generated by operations, will provide adequate cash to fund our anticipated cash needs, at least through the next twelve months. Thereafter, we anticipate that our cash requirements related to future operations will be funded with cash generated from operations and short-term borrowings. Following this offering, the net proceeds will be invested in short-term, interest-bearing investment grade securities. We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

Our interest income and expense is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements. As of September 30, 2003, our cash and cash equivalents consisted primarily of money market funds. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

We also had an interest rate swap agreement with a financial institution to manage interest rate exposure. The swap agreement effectively fixed the interest rate on $11.0 million of debt at 6.64%. This agreement expired in September 2003. The fair value of the interest rate swap agreement was $434,789 at December 31, 2002. Our long-term debt bears interest at variable rates. If the weighted average interest rate on our variable rate debt were to have changed by 50 basis points in 2002, interest expense would not have been materially different from that reported.

Currency risk

We currently have operations in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom. Commercial bank accounts denominated in the local currency for operating purposes are maintained in each area. Fluctuations in exchange rates of the U.S. dollar against foreign currencies may result in foreign exchange gains and losses. If exchange rates on such currencies were to fluctuate 10%, we believe that our results from operations and cash flows would not be materially affected.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table provides summary information concerning our future contractual obligations and commitments.

	Payments due by years ending December 31,
	2003	2004	2005	2006	2007	Thereafter	Total

	(in thousands)
Operating leases	$6,996	$7,137	$6,800	$6,723	$6,477	$15,846	$49,979
Long-term debt	4,550	5,000	7,250	2,000	—	—	18,800

Total	$11,546	$12,137	$14,050	$8,723	$6,477	$15,846	$68,779

In addition, bank borrowings under the revolver portion of our credit facility, if any, are required to be paid on March 31, 2006.

We lease our office facilities and certain equipment under operating lease arrangements expiring on various dates through 2011. We lease office facilities under noncancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. In addition, we lease equipment under noncancelable operating leases.

The agreements governing the operation of LECG Holding Company, LLC contain specific provisions regarding the redemption of preferred units. We may at any time redeem some or all of the outstanding preferred units at a liquidation value established in those agreements. At the request of any preferred unitholder, some or all of his, her or its preferred units may be redeemed at the liquidation value but only after the later of December 31, 2005 and the date our current credit agreement is paid in full. In addition, we must apply the net cash proceeds from any public offering (following repayment in full of our term debt and any amounts outstanding under our revolving credit facility) to redeem all preferred units at the liquidation value.

Business

We are a provider of expert services. Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve disputes and inform legislative, judicial, regulatory and business decision makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients which includes data collection, factual and statistical analyses and report preparation. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff. Our clients include Fortune Global 500 corporations, major law firms and local, state and federal governments and agencies in the United States and abroad. Since 1994, our experts and professional staff have worked on over 6,200 assignments for over 3,500 clients in over 30 countries.

The growth in our number of experts and professional staff has been significant. Since the beginning of 2002 through September 30, 2003, we have increased our number of experts by 49% to 188 and increased our number of professional staff by 28% to 298 and now have 23 offices in seven countries. Our growth has enabled us to deepen our existing service offerings, as well as to add experts and professional staff in new practice areas.

BUSINESS ENVIRONMENT FOR EXPERT SERVICES

Demand for expert services

Businesses, courts, arbitration panels, tribunals, regulatory authorities, legislative bodies and boards of directors throughout the world use independent expert analysis and advice to help resolve disputes through litigation, arbitration and negotiation, as well as to understand and address regulation and legislation. These processes generate ongoing demand for original economic, financial and statistical analyses, irrespective of the business cycle. The credibility of expert analysis and advice is enhanced if the work is independent, is prepared by highly qualified individuals and is informed by the objective facts and circumstances concerned. Traditional management consulting firms that apply a standard methodology to problem solving are typically unable to provide the level of specialization and customization required.

Whether in the context of dispute resolution or informing decision makers, analysis and advice are more credible when developed and delivered by independent experts. Judges, jurors, arbitrators and legislators tend to give greater weight to experts who do not have a vested interest in the outcome. When trying to resolve or assess important, complex issues, it is frequently insufficient to rely on already published studies. Typically, original analysis must be conducted based on specific data and facts.

Dispute resolution and decision making

Disputes are an inherent element of the economy and occur regardless of the business cycle. Disputes that require expert analysis and advice typically involve significant financial impact for the parties involved, and as the costs of, or potential for, adverse outcomes increase, the demand for expert services grows. Expert analysis and advice can also help shape policy choices and can help guide affected parties' responses. The dispute resolution and decision making processes can be assisted by independent, objective expert analysis of facts, data, causes and consequences.

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Litigation.    Complex litigation continues to grow, driven by legislative ambiguities, regulatory activities, judicial interpretations and private actions, including class actions. Litigation arises from many areas of economic activity, including mergers and acquisitions, intellectual property and tax. Hundreds of millions of dollars in damages are frequently sought and sometimes awarded in the United States. In 2002, the ten largest verdicts in the United States totaled $33.0 billion. Of the top five verdicts, one was a product liability case, two were for breach of contract, one was an antitrust case and one was for personal injury. Both defendants and plaintiffs seek expert analysis and advice to inform courts, arbitration panels and juries in determining appropriate remedies.

  Many aspects of business behavior, including mergers and acquisitions, pricing policies, collaborative arrangements, exclusivity arrangements and patent licensing are scrutinized by governments and private parties with respect to antitrust issues. Antitrust scrutiny creates the need for analyses of effects of mergers and acquisitions, assessment of organizational arrangements and distribution policies, pricing behavior and pricing patterns. While the United States has led the development of antitrust laws, many jurisdictions outside the United States are increasingly applying antitrust policies, procedures and methods of analysis and assessment. The result is a high degree of transferability of and demand for independent expert analysis and advice across jurisdictional boundaries. In many industries undergoing deregulation, such as telecommunications and electricity, there is considerable demand for antitrust analysis and expert testimony.

  Intellectual property disputes have also increased as intellectual property rights, including patents, trade secrets, copyrights and trademarks, have become more important and valuable. The rate and complexity of patent applications filed with the United States Patent and Trademark Office have grown dramatically in the last decade. In addition, new fields for which patents were not issued 30 years ago, such as biotechnology and software, are now significant areas for patent applications in the United States. Claims of patent infringement are common and often require independent valuations and assessments. The increased complexity of patent applications and the increased value of these intangible assets have created a significant amount of intellectual property-based litigation. Determination of lost profits, reasonable royalties, valuations and other market impacts require detailed economic, financial and statistical analysis.

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Arbitration.    Arbitration is often used to resolve commercial disputes under long-term contracts arising from changes in the business environment due to a number of factors, including government action, new technology and shifts in critical input costs. For instance, long-term gas supply contracts for electric utilities may not be able to adequately address changes in world energy prices, and contracting parties may seek a resolution to these unanticipated changes through arbitration rather than litigation. Parties increasingly rely on arbitration to maintain commercial contracts over time. Authoritative reports are often commissioned to analyze unanticipated changes and help determine the appropriate adjustments that should be made.

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Negotiation.    In commercial contexts, parties frequently negotiate to resolve disputes in order to avoid litigation or arbitration. Negotiation is less structured than litigation or arbitration and often involves multiple parties to a transaction or to a settlement. A report or a finding from an expert known to be knowledgeable and independent can help resolve disputes. For instance, in the environmental claims area, the resolution of disputes regarding recoveries or the assessment of exposure can be aided by authoritative reports that calculate the exposure among all parties, including insurers.

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Regulation.    Government regulation remains considerable and involves high stakes for new and existing businesses. For example, the United States telecommunications industry has over 50 active regulatory agencies, including state agencies, the Federal Communications Commission, and more recently, the Department of Justice. Electricity is likewise regulated by local, state and federal agencies. In addition to specific regulations covering industries such as electricity, telecommunications, mail, insurance, financial markets, healthcare, railroads and airlines, there are general regulations such as health and safety, environmental protection and international trade. One indicator of the growing amount and complexity of Federal government regulation is the number of pages of the Federal Register, which has increased fourfold from 1970 to 2000.

  In many instances, affected parties engage experts to evaluate the economic and financial impact of regulation. The Telecommunications Act of 1996 generated the submission of a number of studies and reports by affected parties in an effort to influence rule-making by the Federal Communications Commission. Regulatory decisions are frequently challenged in the courts, often resulting in demand for additional studies. Demand for expert analysis on regulatory issues is both domestic and international, as regulators around the world increasingly draw upon the skills of outside experts to make and improve policy.

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Legislation.    Representative bodies around the world, such as legislatures and parliaments, continuously modify the rules by which society and the economy are organized. The legislative process frequently provides an opportunity for experts to study legislative impact on behalf of businesses and trade associations. In the United States, legislative bodies and executive branches of government often seek expert advice, as do corporations and trade associations. Legislation, such as the Clean Air Act, has had significant economic impact on businesses. Authoritative reports, detailed analysis and the presentation of data can shape business behavior and legislative and market outcomes. Legislation once enacted invites further analyses and creates the opportunity to provide compliance studies and impact assessments.

Supply of expert services

Experts are found in universities, think tanks, public and private research laboratories, governmental bodies, private enterprises and professional services firms. Many potential providers of expert services do not readily offer expert analysis or advice as an identified line of business.

Large-scale original studies and analyses often cannot be done in an expert's primary workplace or are unsuited to traditional consulting environments. For instance, most universities, think tanks and laboratories do not allow faculty or staff to use the institution's facilities or students when they are on private consulting engagements. Traditional consulting firms are also not suited to support highly specialized experts. Management consulting firms often operate by leveraging particular methodologies and concepts, while providing expert services requires specific analysis and highly customized approaches related to the issues at hand.

In order to efficiently and effectively provide expert services, an organization must satisfy the needs of its experts and address the issues facing its clients. Traditional styles of employment often do not work well for many highly talented experts. Effectively utilizing the capabilities and energies of talented experts, while simultaneously providing independent analysis of issues confronting clients, often requires organizational structure, organizational culture and support systems of a non-traditional kind.

Addressing expert needs

Experts provide a unique managerial challenge because they are highly intelligent, highly educated, highly independent and self-motivated and may have already enjoyed senior management and/or professional status. We believe experts desire to work in an organization that enables professional autonomy, brings together other experts with deep substantive knowledge, aligns incentives to enhance returns for both the expert and the firm, employs experienced professional staff with strong analytical and project management skills and provides a supportive, non-bureaucratic infrastructure.

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High autonomy.    Experts are leaders in their fields and desire to maintain their independence. We believe traditional employer-employee authority structures and bureaucratic policies inhibit the productivity of experts and often run counter to experts' professional values. Experts require transparency and professional independence without unnecessary controls.

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Flexible workplace environment.    In some cases, experts may maintain employment status in other organizations, such as universities, think tanks or research laboratories. These organizations typically allow experts to pursue independent projects and engagements for some part of their professional time. Experts seek an organizational environment that permits them to maintain their primary employment and effectively utilize the time they have available for outside consulting.

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Objective rewards.    Because professional activities for experts are substantially self-directed, and because of the need for high autonomy, reward systems are more effective if they are highly transparent and tied to objective financial criteria over which the expert has significant influence.

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Association with other experts.    Experts benefit from being able to call upon the expertise of their colleagues. The bringing together of experts in an expert services organization can create a collegial environment in which knowledge can be exchanged, and colleagues can share work, ideas, professional experiences and client opportunities.

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Professional staff and support infrastructure.    Engagements often include a multitude of tasks that require various levels of expertise and sophistication. Expert services are typically requested or required in time-sensitive matters with high financial impact where an effective professional staff, and occasionally other experts, are critical factors in completing an engagement. The ability to leverage professional staff enables experts to focus their time on the high level components of a project. Also, because reputations are at stake when experts testify, experts require and demand experienced professional staff who can assist them on substantive issues including data collection, statistical analysis, presentation preparation and project management.

Addressing client challenges

Expert services are highly specialized and their effective delivery requires identifying individuals with both substantive knowledge of the specific problems or issues under consideration, quality reputations and the ability to clearly communicate and defend analyses and advice under rigorous questioning or cross-examination. On-time performance is critical, especially when there are deadlines for reports and appearances before judges, juries, arbitrators and legislators. In addition, clients expect that experts will be efficient in leveraging the capabilities of professional staff to reduce costs.

THE LECG SOLUTION

Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve disputes and inform legislative, judicial, regulatory and business decision-makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of highly capable professional staff.

OUR COMPETITIVE STRENGTHS

Our competitive strengths enable us to provide high-quality, independent expert testimony, original authoritative studies and strategic advice to Fortune Global 500 companies, major law firms and local, state and federal government agencies in the United States and internationally. We continually seek new talent to deepen our existing capabilities as well as expand into new areas. We believe that our independence and pursuit of excellence give us credibility. We have developed a business model that meets the needs of both experts and clients.

Renowned experts

Our experts include internationally recognized faculty and former faculty from many of the world's best universities. Our experts include major contributors to the academic and professional literature in economics and finance, environmental damages assessment, telecommunications regulation and deregulation, electricity market design, public policy, healthcare and intellectual property valuation. Many of our experts also have valuable hands-on industry experience or have worked in or with government agencies, such as the United States Department of Justice, the United States Federal Trade Commission, the Environmental Protection Agency and national treasuries around the world. The reputations and experience of our experts drives the demand for our services.

Expert services vision

Our strategy is to hire and retain leading independent experts in fields where we believe there is substantial business opportunity for expert analysis and advice due to the significant economic and financial impact of the disputes and decisions involved. Our focus on complex dispute resolution and informing decision-makers helps us attract and retain experts and professional staff from a variety of backgrounds. The clarity of our vision as an expert services firm simplifies our internal decision-making processes and enables us to efficiently recruit top expert talent.

Distinctive business model

We believe that we have developed a distinctive business model for a professional services firm that is designed to attract and motivate the best, brightest and most entrepreneurial individuals from universities, think tanks, the government and the private sector. Our model allows our experts to operate autonomously, substantially unburdened by corporate hierarchy. Our incentive system generally ties expert compensation directly to individual expert performance. Under our model, significant margins are realized on the revenues generated by our professional staff rather than on the individual fees of our experts. Our experts generate assignments that utilize our professional staff and infrastructure. To encourage our experts to utilize our professional staff, experts receive a percentage of the professional staff billings collected on projects they originate or manage. We typically compensate our experts based on a percentage of their individual fees and fees generated by staff working on their assignments. Experts generally are not paid until we receive payment from our clients. The result is a business model with a flat organizational structure, a variable cost structure and incentive alignment that is scalable across different disciplines and fields of expertise.

Entrepreneurial culture

Our comparatively non-hierarchical structure fosters an entrepreneurial culture that enables us to attract, deploy and retain leading independent experts from academia, government and the private sector. Our experts are successful, self-motivated, credentialed individuals who prefer to work in a non-bureaucratic organization. Our management structure is decentralized, and we allow experts high autonomy and intellectual freedom. In addition, we are constantly recruiting top talent. We believe that we have the ability to quickly identify and integrate additional experts into our company. We also have the ability to develop experts from within the firm.

Highly proficient professional staff

We employ an experienced professional staff to support our experts. The utilization of our professional staff is important to the profitability of our business. Many of our professional staff have advanced degrees in economics, finance or related disciplines, and relevant business and public service experience. Our professional staff enables our experts to focus their time on the most significant components of a project by assisting them on issues such as data collection, statistical analysis, data and fact auditing, presentation preparation and project management. This allows the expert to deliver a higher quality, more robust and timely work product in a cost-effective manner. Many of our professional staff have become experts in their own right, testifying, authoring studies, developing sophisticated models and providing strategic advice.

Attractive support infrastructure

We provide a comprehensive support infrastructure, including information technology services, that we believe enables our professionals to achieve higher productivity by focusing on delivering quality expert analysis and advice and developing new business rather than performing administrative tasks. We provide administrative support services, such as marketing, billing, project accounting and receivables collection. We believe that our support infrastructure relieves our experts from the burden of daily administrative tasks and enables our experts to be more focused, collegial and productive than established academics, researchers and other professionals who choose to consult as sole practitioners. Our support systems enable quick response to business opportunities and the creation of teams spanning many practice groups and geographies. Our support infrastructure is highly integrated, so that our staff can seamlessly support experts across a large number of offices in the United States and internationally.

Experienced, high quality leadership team

Our leadership team has extensive experience in guiding professional services companies, including David J. Teece, PhD, our Chairman, who co-founded our company in 1988, and David P. Kaplan, our President, who managed Capital Economics, an economics consulting firm he helped found, from 1985 until he joined us in 1998. In addition, our leadership team includes renowned experts with significant revenue-generating abilities. Due to the professional and administrative infrastructure that we have implemented, we believe our leadership team is able to effectively guide our company while also providing expert services. As a result, the firm's leadership is in close touch with both clients and experts.

OUR GROWTH STRATEGY

We believe that we have numerous additional opportunities to grow our business by the following strategic initiatives:

Expanding our base of experts

Recruiting new experts helps us to obtain new engagements. In addition, our experts' existing relationships and affiliations enable us to identify and hire internationally renowned scholars from universities, think tanks, research institutes and medical centers who can respond to client requests. We also identify and retain former governmental officials and industry experts with experience that is relevant to our stated business objectives. Since the beginning of 2002 through September 30, 2003, we increased our number of experts by 49% and now have 188 experts. We will continue our efforts to attract renowned academics from universities throughout the world, former government officials and industry experts as well as experienced consultants and other individuals who have developed credibility and professional standing in specific areas of expertise where we believe there is business opportunity. In addition, we will continue to advance members of our professional staff to experts based upon proven performance and individual capabilities.

Expanding our practice areas

We believe that there are a number of new opportunities to apply our business model and attract experts and clients in practice areas, such as employment discrimination, public health and pharmacology. For example our recent hiring of experts formerly with the Center for Forensic Economic Studies allows us to enhance our offerings in the labor economics and employment discrimination areas. When conducting engagements in new areas, we access experts from the relevant field or fields through our existing professional networks. We intend to leverage our reputation in the fields in which we currently practice into related fields. In addition, we believe that there are numerous opportunities for our professional staff to provide additional related services, such as litigation document management, electronic discovery and historical research.

Expanding our geographic reach

The expert services market is international in scope, and we presently advise clients across many geographic areas. In 2002, 5% of our revenues was attributable to activities outside of the United States, and in the nine months ended September 30, 2003, 9% of our revenues was attributable to activities outside of the United States. We plan to expand our footprint to new countries and regions over time by identifying experts in geographies in which there is unmet demand for expert analysis and advice. This includes markets abroad where our presence is smaller such as Europe, South America, Canada, Asia, Australia and New Zealand. For example, we believe business consolidation and industry deregulation in Europe has increased the demand for expert services providing us with additional long-term growth opportunities. Additionally, in July 2003, we entered into a joint venture agreement with certain members of Kim & Chang, a Korean law firm, to own and operate LECG Korea, LLC, a Korean limited liability company, to pursue expert service opportunities in Korea. Under the joint venture agreement, we own fifty percent, and the members of Kim & Chang own fifty percent, of LECG Korea, LLC. Each group appoints one-half of this entity's board of directors.

Strengthening awareness of our brand

Our marketing and sales efforts to date have focused on leveraging the reputations, personal relationships and professional visibility of our experts attained through prior client assignments, publishing, teaching and speaking engagements. We believe that we can provide additional marketing support to raise awareness of the firm's total capabilities. We maintain a skills database to cross-market expertise within LECG. Our branding strategy involves associating and defining expert services with a distinctive and globally recognizable brand.

Acquiring complementary businesses and consulting practices; developing strategic alliances

Given the highly fragmented nature of the expert services market, opportunities will continue to arise to acquire new talent. We expect to evaluate and recruit individual experts as well as groups of experts that have nationally and internationally recognized stature with specific knowledge and skills that complement our existing service offerings. We also expect to evaluate the viability of acquiring businesses or business units of consulting firms with expert services components. In addition, we may enter into strategic alliances and marketing agreements to gain exposure to new clients and broaden awareness of our service offerings.

OUR EXPERT SERVICES BUSINESS

We provide expert services including independent expert testimony, original authoritative studies and strategic advice to Fortune Global 500 corporations, major law firms, local, state and regional governments and governmental agencies in the United States and internationally. Demand for our services is driven by clients attempting to resolve disputes through litigation, arbitration or negotiation, or seeking to understand and address regulation and legislation. We apply our core competencies to matters arising from these key drivers to provide independent expert services to our clients.

Core competencies

Our experts and professional staff have specialized knowledge in economic, financial and statistical theories and analysis. In addition, many of our experts and professional staff also possess in-depth knowledge of specific markets, regulations and industries. These core competencies enable us to incorporate complex methodologies and tools developed in research settings to deliver independent expert testimony, original authoritative studies and strategic advice in adversarial and non-adversarial settings to assist in dispute resolution and decision-making. The quality of our experts' services has resulted in a high level of repeat business and the development of significant new business.

Services provided

Our experts and professional staff provide independent expert testimony, original, authoritative studies and advisory services to help resolve complex disputes and inform legislative, judicial, regulatory and business decision-makers. Our experts and professional staff manage information and conduct independent, sophisticated economic, financial and statistical analyses for clients attempting to resolve disputes through litigation, arbitration or negotiation or seeking to understand and address regulation and legislation. In addition, we provide claims management services for large settlements involving a significant number of claimants.

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Expert testimony.    Our experts provide independent oral and written expert testimony on behalf of plaintiffs and defendants in trial, arbitration and mediation proceedings, as well as in matters before regulatory agencies and legislative bodies. Our experts have testified throughout the world on matters such as antitrust, class certification, complex merger filings, contract damages, damage quantification and on the valuation of a wide range of intellectual property assets, including patents, copyrights, trademarks, trade secrets and trade dress.

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Authoritative studies.    We prepare and provide independent authoritative studies generally in connection with litigation, such as studies containing detailed economic, financial and statistical analyses. Authoritative studies are often commissioned in support of expert testimony or to analyze proposed regulations or legislation. Large amounts of information and data must often be assembled by staff to facilitate these analyses. We also conduct studies that are used during arbitration and negotiation.

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Advisory services.    Our experts and professional staff provide independent strategic advice and expert consulting, particularly in industries with a heavy regulatory or legal component. This advice is usually provided to senior management of our clients. Our services include the analysis and evaluation of potential mergers and the integration of businesses, the economic analysis of prospective investments and the design of regulatory compliance systems. We frequently advise on regulatory strategy and on market design. In the finance area, we perform valuations of assets, including intellectual property, such as patents, trade secrets and trademarks. We provide advice regarding licensing and transfer pricing strategies and protocols.

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Claims services.    Following the final determination of certain types of disputes, such as class action litigation or bankruptcy proceedings, large settlement funds are frequently established that must be distributed to numerous claimants. The administration of these claims requires highly specialized knowledge and organization. We provide class action settlement administration, specialized claims processing and bankruptcy claims processing to clients throughout the United States and Canada. Services include pre-settlement structuring and consulting assistance; media campaigns; class member identification, notification and opt-in/opt-out processing; process, procedures and form development and implementation; claim processing and settlement calculations; customer service call centers; website/systems development and maintenance; banking management and reporting; and benefit distribution and tax reporting.

Representative practice area expertise

Our experts have specific expertise in practice areas that include competition policy/antitrust, complex damages including intellectual property, environmental and insurance claims, market and regulatory design, valuation analysis and labor and employment. Many of our projects span multiple practice areas, and many of our staff work in several practice areas. We develop new practice areas, such as labor and employment, as the issues facing our clients evolve and new business opportunities arise.

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Competition policy/antitrust.    We have provided expert services in the antitrust field since our founding. Many antitrust projects require special skills and, in many cases, experience with or exposure to approaches and methods used by the antitrust enforcement agencies. Antitrust issues increasingly involve other practice areas in the firm such as regulatory design and intellectual property. Mergers involving large multinational corporations often require coordination across many of our offices worldwide.

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Complex damages.    As damages from business litigation become more significant, there is a need for expert advice based on advanced economic and financial analysis. Our practice in this area includes many professionals with a deep understanding of the application of advanced methodologies and techniques in economics, finance, accounting and statistics. An important element of this practice is assessing damages in securities litigation, as well as damage issues related to patent, copyright and trademark infringement and trade secret misappropriation. These issues can involve determinations of lost profits and reasonable royalties.

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Environmental and insurance claims.    Many industries in the United States are exposed to claims of environmental damages due to current or legacy activities, including oil spills, chemical spills and other sources of environmental contamination. Our experts provide advice on how contamination affects property values. Our experts also quantify damages and estimate penalty exposure. Piecing together the data that addresses liability issues, the amount of damage, and the coverage available under legacy insurance policies involves historical research, the quantification of damages and the apportionment of damages to multiple insurers when the insured has complex insurance coverage profiles. The collection, organization and analysis of data for these purposes is a significant and growing practice area within our company.

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Market and regulatory design.    We help businesses and governments understand and address public policies through the use of economic and financial analyses. Our insights, analyses, recommendations and presentations are used to respond to proposed policy changes, as well as initiate new policies that address strategic objectives. We offer a broad array of services in market and regulatory design ranging from testimony and guidance in front of regulatory commissions or legislative bodies, to the actual design and oversight of independent system administration in the electricity sector.

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Valuation analysis.    We are frequently called upon to value assets and rights. These can include contingent claims, options and intellectual property rights. Our experts employ advanced methodologies and tools to value idiosyncratic assets for purposes of helping to resolve disputes and to aid business decisions.

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Labor and employment.    Our experts perform statistical analyses and evaluate discrimination, wrongful termination and wage and hour claims. Our experts calculate economic loss and damages by analyzing employer statistics for potential disparities in hiring, layoffs, promotions, pay and performance assessments. Our experts have advised on human resource management, benefits, collective bargaining and arbitration.

Representative industry expertise

Over time we have been able to develop deep knowledge of specific client industries, including the following:

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Energy.    For over a decade, our experts have been engaged to provide expert advice to the petroleum industry in the areas of exploration, refining, pipeline transportation and distribution. We have advised on mergers and acquisitions, provided analysis of competitive effects, modeled refining operations, assessed intermodel competition facing pipelines and analyzed the effects of multiple channels of distribution. We have detailed knowledge of the oil and gas industry not only in the United States, but in many other countries, including Canada, Australia and New Zealand.

  In the electricity area our experts have been involved in network modeling, market design, auctions and pricing. They have developed a deep understanding of different regulatory regimes around the world. The firm's experts have provided services to generators, independent system operators, transmission companies and service companies. Our experts have performed cross-jurisdictional studies on electricity policy issues in the United States, Australia, New Zealand, Canada, the United Kingdom and Chile.

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Financial services.    Our experts provide services related to numerous companies and entities involved in financial services, including banks, insurance companies, capital market organizations and the government and regulatory entities with respective oversight. Our services have typically focused on performing complex economic and financial analyses associated with industry consolidation, the evolving regulatory and accounting environment and risk management. Our services have included expert testimony related to valuation and damages, as well as class certification and authoritative public policy studies assessing the impacts of regulation on markets, product offerings and consumers.

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Healthcare and pharmaceuticals.    We have a diverse healthcare and pharmaceuticals practice which spans competition analysis, patent damages, commercial disputes, cost and public policy analysis, strategic consulting and regulatory compliance. Our clients include the pharmaceutical and biotech companies, hospitals, managed care providers and physicians groups. Our experts and staff have been involved in healthcare and health insurance reform efforts in several states. Our work frequently involves analyzing large amounts of electronic data. We are able to analyze healthcare claim issues, perform regulatory compliance reviews and design systems to help providers comply with regulations and analyze existing and emerging market competition. We advise providers on information systems designs most likely to facilitate regulatory compliance, financial viability and restructuring programs.

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Telecommunications.    We have a long-standing telecommunications practice that has advised firms regarding regulatory, litigation and strategic planning in the United States and abroad. We have assessed various pricing regimes, analyzed emerging competition, modeled new entry and commented on various proposals to restructure the industry. We have in-depth knowledge of regulatory environments around the world including the United States, Canada, the United Kingdom, South Korea, Australia, New Zealand, Argentina and the Baltic States.

Representative clients

We provide expert services to Fortune Global 500 corporations, major law firms and local, state and federal government agencies in the United States and internationally. Since 1994, our experts and professional staff have conducted over 6,200 assignments for over 3,500 clients in over 30 countries. Our ten largest clients represented 23% of our revenues in the year ended December 31, 2002 and 18% of our revenues in the nine months ended September 30, 2003. No single client accounted for more than 5% of our revenues in either of those periods. We are frequently approached directly by law firms on behalf of our clients to provide independent testimony, authoritative studies and/or strategic advice in matters involving litigation, arbitration, negotiation legislation or regulation. In these cases, our engagement and billing arrangements are often with such law firms. In 2002, we worked with 70 of the American Lawyer AmLaw 100 law firms in the United States.

Representative engagements

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We were engaged by a global, branded pharmaceutical company to provide independent expert advisory services in connection with litigation involving allegations of price fixing between our client and a generic manufacturer and of an intent by such parties to delay the entry of the generic product into the market. The client faced potential sanctions and monetary fines imposed by an administrative law judge and the Federal Trade Commission. We prepared expert reports which were filed in the administrative proceeding and in which we addressed competition and antitrust issues relating to the implications to the market of the alleged actions.

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We were engaged by a semi-conductor company in connection with a dispute involving an antitrust challenge brought by the Federal Trade Commission against our client to prevent the enforcement of certain patents that had been incorporated into industry product standards. The Federal Trade Commission alleged that our client had not disclosed the existence of its patent applications to an industry standards-setting body that had incorporated the patented technology into industry product standards. We presented an expert report and provided expert testimony regarding the report at a deposition and in a Federal Trade Commission proceeding. We addressed the economics of standards and standards setting, the role of intellectual property in standards, the economic distinction between issued patents and pending patent applications, the likelihood of ex ante licensing negotiations and the economic conditions that likely would have existed had our client disclosed its patent applications to the standards-setting body.

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We were engaged by a multinational mining company in connection with a dispute involving a claim for insurance coverage related to the cleanup of hazardous substances and other contaminants at a contaminated mining property. Our client asserted that its insurance policies provided coverage for the losses that our client had incurred to clean up the contaminated property and other off-site areas. We presented an expert report and testified regarding the report at a deposition and in a state court proceeding. We addressed the past costs our client incurred to remove existing hazardous substances and other contaminants from the site, the amount of prejudgment interest related to those past costs and payable to our client, and the future costs our client would incur in connection with the continued clean up of the site.

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We were engaged by a foreign government to provide advisory services in its efforts to redesign the regulatory structure of its telecommunications, broadcasting and e-business markets. This redesign was an important step in liberalizing and increasing competition in those markets. We analyzed the competition and antitrust aspects of the market as well as potential alternatives for regulatory design. A multinational team of experts from three of our offices prepared negotiation advice, draft legislation, draft regulations, draft licenses and tariff proposals which were presented to the government and the regulatory body over a fifteen month period. Our client implemented many of our recommendations in drafting the legislation and in structuring the licenses and regulatory principles required under the new law.

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We were engaged by a federal regulatory agency in connection with a number of litigation matters involving governmental regulation of the thrift industry. Our client retained us to analyze complex damages issues involving claims totaling billions of dollars. From 1998 through 2003, we employed our expertise in economics, finance and accounting and our experience with the banking and thrift industries to analyze a range of issues arising in these matters. Among other issues, we analyzed the effect of economic conditions, competition and the existing regulatory scheme on the financial performance of various institutions within the banking and thrift industries. Our experts provided expert reports evaluating the damage claims and testified about their analyses at trial.

EMPLOYEES

As of September 30, 2003, we had 583 employees and 50 exclusive independent contractors, consisting of 188 experts, 298 professional staff and 147 administrative staff members.

Experts and professional staff

Experts

We classify our experts as directors and principals. As of September 30, 2003, we had 188 experts, consisting of 135 directors and 53 principals. Directors tend to be more experienced than principals, and generally have more established reputations. Directors are expected to generate more engagements than principals. Principals are often, but not always, promoted from the ranks of senior professionals after they have achieved a sufficient reputation of their own and developed the ability to attract new work. Directors tend to have higher pass-through rates of compensation on their expert fees. Our agreements with our directors and principals generally provide for exclusivity with us in consideration for consulting fees determined by the time billed and actually collected by us as well as project origination fees for work originated or managed by the expert. The agreements are terminable at will and generally do not restrict competition with us following termination. However, our agreements do limit post-departure solicitation of certain clients and staff. When there are no significant earnings implications, from time to time we will allow experts to accept engagements outside the firm under special circumstances. Such exceptions from general policy require the approval of the President or the Chairman. From time to time, we also engage experts not otherwise associated with us to work on a particular matter. We are constantly seeking new experts to join us.

In addition to our experts, we have relationships with over 195 individuals who work with us on a non-exclusive basis. Like experts, these affiliates leverage our professional staff to perform expert services. During the nine months ended September 30, 2003, these affiliates' projects accounted for approximately 2% of our revenues. We compensate these affiliates similarly to our experts, that is, they are paid upon our receipt of cash from clients. We view these relationships as excellent ways for us to identify possible additional experts and to supplement our skills in certain key areas.

We offer our experts a generous compensation model, a collegial atmosphere, high autonomy and transparency of financial rewards through high pass-through rates on billed and collected work and project origination fees. The possibility of generous compensation is, however, coupled with high accountability because the experts' compensation on each project is linked to our ability to collect on that project leaving them at risk for payment from us. Approximately 87% of our experts participate in this variable compensation model which we call the "expert model." The experts not participating in this variable compensation model are paid a fixed salary and are eligible for discretionary cash bonuses where the bonus is related in part to billed work and the utilization of professional staff. We endeavor to transition substantially all experts to the expert model. In certain circumstances, such as when experts have recently joined us or when experts have been asked to engage in practice building or enterprise building activities, the experts may not be compensated pursuant to the expert model.

Our model allows our experts to retain significant control over their time commitments. This flexibility is required for our experts to pursue the educational, research, publishing and professional activities that make them particularly valuable. Our experts generally do dedicate substantial amounts of time to providing services on engagements, which we believe is a testament to the incentives our model creates. In 2002, 56 of our experts billed in excess of 1,000 hours for services rendered to our clients.

Our experts are independent, and we encourage them to be entrepreneurial. We do not set the hours worked or control the opinions expressed by our experts. In some cases they are employed by or have relationships with universities or other research institutes where they teach and conduct independent research in their specialized field. Our experts have entered into agreements with us in which they have agreed that they will exclusively utilize our support staff in connection with their consulting work when the necessary staff is available. Experts are generally responsible for the cost of their own executive assistants, taxes and benefits as well as a portion of their sales and marketing activities. While some of our experts are exclusive independent contractors, most are our employees.

Expert revenues consist of revenues generated by experts who are our employees and revenues generated by experts who are independent contractors. There is no operating, business or other substantive distinction between our employee experts and our exclusive independent contractor experts. Revenues from independent contractor experts were approximately 11% for the period from September 29, 2000 to December 31, 2000, 11% in 2001, 9% in 2002, 9% in the nine months ended September 30, 2002 and 7% in the nine months ended September 30, 2003.

Professional staff

Our professional staff includes highly educated individuals with the broad range of experiences and skills needed to support our experts and complement their talents. We recruit our professional staff from leading universities and through references from our experts. Additionally, we seek individuals with highly relevant business, government or professional experience. Most of our professional staff are full-time employees and are available to our experts throughout our company, based on the expertise required for a given project.

To our professional staff, we offer a learning environment, exposure to highly credentialed experts, the opportunity to work on important assignments, competitive compensation and the potential to advance to the expert level. Our business model allows very rapid advancement of individuals who are both professionally capable in their field and service oriented in their business instincts. Many of our professional staff have advanced to become experts in their own right.

MARKETING

The reputation of the firm and of our experts for professional excellence and independence is the most important factor in our business development efforts. We endeavor to capitalize on the publications and professional visibility of our experts and professional staff. We maintain and enhance our name and reputation through our performance and quality of work on engagements, speeches, presentations and articles in industry, business, economic, legal and scientific journals.

We market our services directly through corporate efforts and through the individual efforts of our professionals. We sponsor, attend and organize conferences and seminars on topical issues at which our experts lecture, present studies, speak on panels and meet with attendees. We offer services to law firms whose clients seek expert analyses across the broad range of services we provide. We are able to provide continuing legal education credit for members of the legal profession where appropriate.

COMPETITION

The market for expert services is highly competitive, fragmented and subject to rapid change. We compete with a large number of service providers in each practice area. We consider some of our principal competitors to be:

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economic, legal and management consulting firms such as Charles River Associates, Navigant Consulting, National Economic Research Associates and Lexecon;

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current and former consulting arms of large accounting firms such as BearingPoint, Accenture and Cap Gemini;

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general management and strategy consulting firms such as Bain & Company, Booz Allen and The Boston Consulting Group;

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specialized or industry-specific consulting or research firms; and

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individual academics, researchers and private consultants.

Many of our competitors have significantly greater personnel, financial, technical and marketing resources as well as greater name recognition. We also expect to continue to face competition from new entrants because the barriers to entry into consulting services are relatively low.

We believe the principal competitive factors in our market include:

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reputation of the firm and our experts;

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client referrals;

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ability to access leading experts and staff;

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ability to provide project management skills;

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ability to be responsive and to meet deadlines;

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ability to communicate findings to relevant parties;

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fee structure; and

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coherence of our business strategy.

We believe that we presently compete favorably with respect to each of these factors.

LEGAL MATTERS

We have a dispute with Navigant Consulting arising out of our management led buyout of certain of the assets and liabilities of LECG, Inc. In the management led buyout, we acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an asset purchase agreement dated

September 29, 2000. Under the asset purchase agreement up to $5.0 million of the purchase price was deferred contingent upon whether specific individuals listed on a schedule to the asset purchase agreement had an employment, consulting, contracting or other relationship with us on September 29, 2001.

Navigant Consulting contends that it is entitled to a payment of approximately $4.9 million plus interest with respect to this contingent purchase price amount. We have advised Navigant Consulting that a number of the individuals listed on the schedule to the asset purchase agreement did not have an employment, consulting, contracting or other relationship with us on September 29, 2001. If Navigant Consulting initiates legal proceedings regarding this dispute, a decision against us could harm our financial results and financial position.

Our projects typically involve complex analysis and the exercise of professional judgment. Many of our engagements involve matters that could have a severe impact on the client's business, cause the client to gain or lose significant amounts of money, or assist or prevent the client from pursuing desirable business opportunities. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages against us. We carry professional liability insurance to cover most of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the amounts in controversy or the impact on a client may substantially exceed the limits of our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability.

FACILITIES

Our principal executive offices are located in a leased facility in Emeryville, California, consisting of approximately 41,000 square feet of office space, under an 8-year lease that expires in July 2010. This facility accommodates our principal administrative and finance operations. We also have a major office in Washington, D.C., where we lease approximately 55,000 square feet of office space, under a 10-year lease that expires in May 2011. We occupy leased facilities in a total of 16 locations throughout the United States and in seven locations in Canada, the United Kingdom, Australia, New Zealand and Argentina. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth our directors and executive officers. The table also sets forth their ages as of September 30, 2003.

Name	Age	Position

David J. Teece	55	Chairman of the Board of Directors(4)
David P. Kaplan	48	President and Director(4)
John C. Burke	65	Chief Financial Officer
Gary S. Yellin	52	Chief Accounting Officer
J. Geoffrey Colton	56	Director of Finance and Assistant Secretary
Marvin A. Tenenbaum	52	Vice President, General Counsel and Secretary
Tina M. Bussone	31	Director of Administration
Michael R. Gaulke	58	Director(1)(2)
Michael R. Jeffery	56	Director(1)(3)
William W. Liebeck	49	Director(2)(3)
Ruth M. Richardson	52	Director(3)
David T. Scheffman	59	Director
William J. Spencer	73	Director(1)(2)
Walter H.A. Vandaele	58	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance Committee.

(4)
Member of the Option Committee.

David J. Teece co-founded our business in 1988. He has served as our Chairman of the Board from the date of the management buyout of our business in September 2000. Dr. Teece served as the Chairman of LECG, Inc., our predecessor company, from its founding until it was acquired by Navigant Consulting, Inc. in August 1998. Dr. Teece has performed economic, business and financial consulting services in the capacity of an expert for our firm since the inception of our business, and he has been an economic, business and financial consultant for 30 years. Since 1982, Dr. Teece has been a Professor of Business Administration at the Haas School of Business at the University of California at Berkeley, where since 1994 he has directed the Institute of Management, Innovation and Organization. Dr. Teece has had teaching and research positions at Stanford University and Oxford University. He has authored over 150 publications in economics, business and technology strategy and has testified before Congress and government agencies on regulatory policy and competition policy. Dr. Teece has a PhD in Economics from the University of Pennsylvania. He also serves on the board of directors of the Atlas Family of Mutual Funds, the Atlas Insurance Trusts, Canterbury Ltd. and several other private entities.

David P. Kaplan has served as our President and a member of the board of directors since September 2000. From August 1998 to August 2000, Mr. Kaplan was employed by Navigant Consulting/LECG performing economic, business and financial consulting services. From 1985 to 1998, Mr. Kaplan was president of Capital Economics, an economic consulting firm he helped establish. Mr. Kaplan specializes in antitrust economics, including the analysis of numerous mergers, damage assessment in intellectual property matters, including, for example, those involving patents and trade secrets, and the analysis of damage issues related to general commercial litigation. He also is experienced in analyzing economic issues in matters involving possible class certification. Mr. Kaplan has testified as an economic expert in federal and state courts, before arbitration panels and before regulatory agencies including the Department of Justice, the Federal Trade Commission and the International Trade Commission. Mr. Kaplan also has testified before Congress on antitrust and competitive policy issues. Mr. Kaplan has served as a consultant to the Federal Trade Commission (Bureau of Economics), the Department of Justice and the Senate Judiciary Committee. He has published in the field of economics and teaches in the MBA program at Johns Hopkins University. He also has served as a Lecturer in Economics at George Mason University. Mr. Kaplan has a BA and MA in Economics from The George Washington University and a JD from The George Washington University National Law Center.

John C. Burke has served as our Chief Financial Officer since January 2003. Prior to joining us, Mr. Burke served as the Chief Financial Officer and Treasurer of Braun Consulting Inc. for approximately six years. Prior to his service at Braun Consulting, Mr. Burke served as a member of senior management of the public accounting firm of Grant Thornton LLP for twenty years holding the positions of Chairman of the firm for three years and Chicago Area Managing Partner for seven years. He is a Certified Public Accountant and has a BS in Accounting from the University of Notre Dame.

Gary S. Yellin has served as our Chief Accounting Officer since January 2003. Prior to joining us as an employee, Mr. Yellin consulted to us in a management capacity overseeing our accounting function from April 2002 through December 2002. Mr. Yellin performed similar duties in a consulting capacity for companies beginning in October 1997 through April 2002, as well as accounting litigation analysis from May 1999 through August 2002 with the law firm of Morrison Foerster, LLP. He is a Certified Public Accountant and has a BA in Mathematics from the State University of New York at Binghamton in May 1973 and an MBA from California State University at Hayward in December 1981.

J. Geoffrey Colton has served as our Director of Finance and Assistant Secretary since February 2003 and served as our Chief Financial Officer, Vice President and Secretary from June 2000 until January 2003. Prior to joining us, Mr. Colton served as Chief Financial Officer of T.Y. Lin International from April 1998 until March 2000. Mr. Colton also served as the Vice President of Finance for Kleinfelder, Inc. from October 1987 until March 1998. He has a BA in Political Science from San Francisco State University and an MBA from Golden Gate University.

Marvin A. Tenenbaum has served as our Secretary since February 2003 and our General Counsel and Vice President since January 2001. Prior to joining us, Mr. Tenenbaum was of counsel at the law firm of Sachnoff & Weaver from March 2000 to January 2001. From August 1998 until January 2000, Mr. Tenenbaum was the General Counsel of Operations at Navigant Consulting, Inc. and from October 1993 until August 1998, he was the General Counsel at Peterson Consulting LLC. Mr. Tenenbaum has a BA in Economics and a JD from Northwestern University.

Tina M. Bussone has served as our Director of Administration since April 2003. From September 2000 until this time, Ms. Bussone worked as our Manager of Administrative Operations. From September 1999 until August 2000, she was a Regional Operations Manager at Navigant Consulting, Inc., and from August 1998 until September 1999, she was the Office Coordinator of our Washington, D.C. office. Prior to joining us in August 1998, Ms. Bussone worked for a law firm in Washington, D.C. Ms. Bussone has a BS in Russian Area Studies from Georgetown University and a MBA from George Washington University.

Michael R. Gaulke has served on our board of directors since June 2003. Since June 1996, Mr. Gaulke has been the President and Chief Executive Officer of Exponent, Inc. (formerly known as Failure Analysis Associates), a publicly traded consulting firm of engineers and scientists which is best known in the litigation support marketplace for its expertise in products liability matters and for investigating accidents and engineering failures. Mr. Gaulke has also served on the board of directors of Exponent, Inc. since 1994. Mr. Gaulke is a member of the Board of Trustees of the Palo Alto Medical Foundation and a director of Cymer, Inc. He has a BS in Electrical Engineering from Oregon State University and an MBA from the Stanford Graduate School of Business.

Michael R. Jeffery has served on our board of directors since June 2003. Mr. Jeffery, presently retired, was the Treasurer and Head of the Markets Division for the Western Hemisphere and a member of the senior executive committee of Standard Chartered Bank from 1994 until 2001. Prior to his service at Standard Chartered Bank, Mr. Jeffery held senior executive financial and board of directors positions with Nikko Bank, Scandinavian Bank Group, and Finacorp SA New York. He has extensive, global experience in business and financial management, trading, sales and administration, including past service on the board of directors of Banque Scandinave en Suisse, the Private Capital Group, Banco Scandinavian Sul America and Scandinavian Pacific Limited.

William W. Liebeck has served on our board of directors since September 2000. Mr. Liebeck has been a partner of Thoma Cressey Equity Partners, Inc., a private equity investment firm, since June 1997. From June 1990 to July 1996, Mr. Liebeck was a partner at the private equity firm of Equivest Partners, Inc. Prior to that, he was a partner at Golder Thoma & Co., also a private equity firm. Mr. Liebeck currently serves as a director of several private companies. He has a BA in Economics from the University of California at Berkeley and an MBA from the Stanford Graduate School of Business.

Ruth M. Richardson has served on our board of directors since September 2003. The Honourable Ruth Richardson has been an international strategic and economic policy consultant since 1994. From 1990 to 1993, Miss Richardson served as New Zealand's Minister of Finance. Miss Richardson was a member of the New Zealand Parliament from 1981 to 1994. She currently serves as a director of Wrightson Ltd., a New Zealand publicly listed company, the Reserve Bank of New Zealand and several private companies. She has extensive, global experience in business and financial management, corporate governance, privatizations and public sector and social policy reforms. She has lectured widely and has advised governments and governmental agencies throughout the world.

David T. Scheffman has served on our board of directors since September 2003 and previously served on our board of directors from September 2000 until June 2001, when he joined the Federal Trade Commission as head economist. Dr. Scheffman has also been an expert and consultant at LECG since September 2003 and was previously employed as an expert and consultant with LECG from September 2000 until June, 2001. From June 2001 until August 2003, Dr. Scheffman served as the Director of the Bureau of Economics at the Federal Trade Commission, and he previously served in a number of positions in the Bureau of Economics at the Federal Trade Commission from 1979 through 1988, including serving as its Director from 1985 through 1988. From August 1998 to September 2000, Dr. Scheffman was affiliated with Navigant Consulting/LECG, through which he performed economic, business and financial consulting services. Dr. Scheffman is an adjunct Professor at the Owen Graduate School of Management at Vanderbilt University. Dr. Scheffman has authored many articles and books in industrial organization and antitrust economics, law and economics, and marketing and business strategy. Dr. Scheffman has a PhD in Economics from Massachusetts Institute of Technology and a BA in Mathematics and Economics from the University of Minnesota.

William J. Spencer has served on our board of directors since November 2002. He has been Chairman Emeritus of the International SEMATECH, a consortium of twelve semiconductor manufacturing companies from seven countries, since November 2000. From October 1997 to October 2000, Dr. Spencer was Chairman of the Board of SEMATECH. He also served as President and Chief

Executive Officer of SEMATECH from November 1990 to October 1997. Dr. Spencer is a director of Capital Group ICA, a privately held corporation, a member of the National Academy of Engineering, a Fellow of the Institute of Electrical and Electronics Engineers and serves on many advisory groups. Dr. Spencer held teaching positions at the University of California at Berkeley and the University of New Mexico. During 1997 and 1998, he was a member of the board of directors of LECG, Inc. prior to its acquisition by Navigant Consulting. Dr. Spencer has an MS in Mathematics and a PhD in Physics from Kansas State University.

Walter H.A. Vandaele has served on our board of directors since June 2001 and has been an expert with our company since November 2000. From August 1998 to October 2000, Dr. Vandaele was a Senior Vice President of PHB Hagler Bailly, Inc., a subsidiary of Hagler Bailly, Inc. Dr. Vandaele also performed economic, business and financial consulting services at Putnam, Hayes & Bartlett, Inc. from June 1988 to August 1998. He has a Licentiaat in the Handels-en Financiële Wetenschappen from the University of Antwerp (University Faculties Saint Ignatius) (Belgium), a Doctorandus in Economics, University of Tilburg (the Netherlands) and a PhD and an MBA from the Graduate School of Business, University of Chicago.

BOARD OF DIRECTORS

Our board of directors currently consists of nine members.

There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

Our audit committee consists of Michael R. Gaulke, Michael R. Jeffery and William J. Spencer. The audit committee reviews and monitors our financial statements and internal accounting procedures, selects independent accountants and consults with and reviews the services provided by our independent accountants.

Our compensation committee consists of Michael R. Gaulke, William W. Liebeck and William J. Spencer. The compensation committee determines the compensation and benefits of our executive officers and administers our stock incentive plans and employee benefit plans.

Our option committee consists of David J. Teece and David P. Kaplan. The option committee is authorized to grant stock options from our 2003 Stock Option Plan on a weekly basis to employees and other service providers, excluding executive officers, members of the board of directors and any employee required to comply with Section 16 of the Securities Act of 1934, as amended. Options granted by the option committee will have an exercise price equal to the closing price of our common stock on the day preceding the grant date, and the options will vest ratably over five to seven years after a one-year cliff vesting period, as determined by the option committee, except to the extent shortened by our compensation committee.

Our corporate governance committee consists of Michael R. Jeffery, William W. Liebeck and Ruth M. Richardson. The corporate governance committee recommends prospective director nominees to the board of directors for the next annual meeting of stockholders, develops and recommends to the board of directors governance principles applicable to us, oversees the evaluation of the board of directors and management and recommends to the board of directors nominees for each committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

We reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings, and these directors, except for William W. Liebeck, receive a quarterly retainer of $4,000, an additional $2,000 for each regularly scheduled quarterly meeting of the board attended and $1,000 for each meeting of a committee attended. In addition, each of these directors receives $1,000 for each special meeting of the board attended, and the chairperson of each committee receives an additional $1,000 for each committee meeting attended. Each non-employee director who joins our board following this offering will receive a nondiscretionary, automatic grant of an option to purchase 15,625 shares of our common stock upon joining our board. In addition, each non-employee director, other than William W. Liebeck, will receive a yearly nondiscretionary, automatic grant of an option to purchase 4,688 shares of our common stock, which vest one year after grant, pursuant to our 2003 Stock Option Plan. Certain directors also act in an expert capacity for us and receive compensation for their work as experts. See "Related party transactions."

EXECUTIVE COMPENSATION

The following table summarizes the compensation earned for services rendered to us in all capacities for the year ended December 31, 2002 by our Chairman of the Board (acting in a capacity similar to a chief executive officer) and our four other most highly paid executive officers whose salary and bonus exceeded $100,000 in 2002. These executives are referred to as the named executive officers elsewhere in this prospectus:

Summary compensation table

			Long-term compensation
	2002 annual compensation
			Securities underlying options	All other compensation(1)
Name and principal position	Salary	Bonus

David J. Teece Chairman of the Board	$125,000	$100,000	—	$1,508,607
David P. Kaplan President	$125,000	$100,000	—	$2,451,058
J. Geoffrey Colton Director of Finance and Assistant Secretary	$193,537	$10,000	9,375	$—
Marvin A. Tenenbaum General Counsel, Vice President and Secretary	$270,000	$45,000	—	$—
Denise E. Wilkins(2) Director of Administration	$137,000	$16,000	9,375	$—

(1)
Represents amounts paid in 2002 to the named executive officer in his or her capacity as an expert and for a percentage of the professional fees on projects secured by this named executive officer, for services provided in 2002 and prior periods, provided these services were billed and collected by us.

(2)
Ms. Wilkins is on an approved leave of absence up to October 1, 2004.

Option grants in last fiscal year

The following table sets forth each grant of stock options granted to each named executive officer during 2002, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 0%, 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The assumed 0%, 5% and 10% rates of stock appreciation are based on the initial public offering price of $17.00 per share.

In 2002, we granted options to purchase up to an aggregate of 1,331,312 shares to employees, directors and consultants. Option shares generally vest over four years.

	Individual grants
		Percent of total options granted pursuant to option plan(1)			Potential realizable value at assumed annual rates of stock price appreciation for option term
			Exercise price per share
Name	Number of securities underlying options granted			Expiration date
					0%	5%	10%

David J. Teece	—	—	—	—	—	—	—
David P. Kaplan	—	—	—	—	—	—	—
J. Geoffrey Colton	9,375	0.70%	$3.07	12/31/11	$35,400	$230,805	$384,578
Marvin A. Tenenbaum	—	—	—	—	—	—	—
Denise E. Wilkins	9,375	0.70%	$3.07	12/31/11	$35,400	$230,805	$384,578

(1)
Percentages represent options granted to the named executive officers as a percent of all options granted pursuant to our 2000 Incentive Plan during 2002, including employees and independent contractors, because we grant a significant number of options to independent contractors. As a percentage of total options granted to employees, these percentages would be 0.72% for each of Mr. Colton and Ms. Wilkins.

Aggregate option exercises and option values

None of the named executive officers exercised options during the fiscal year ended December 31, 2002. The following table describes for the named executive officers the number and value of securities underlying exercisable and unexercisable options held by them as of December 31, 2002.

The value realized and the value of unexercised in-the-money options at December 31, 2002 are based on the initial public offering price of $17.00 per share, less the per share exercise price, multiplied by the number of shares issued or issuable, as the case may be, upon exercise of the option. All options were granted under our 2000 Incentive Plan.

			Number of securities underlying unexercised options at December 31, 2002
					Value of unexercised in-the-money options at December 31, 2002
	Number of shares acquired on exercise
Name
		Value realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David J. Teece	—	$—	140,625	468,750	$2,390,625	$7,968,750
David P. Kaplan	—	$—	96,680	489,258	$1,643,555	$8,317,386
J. Geoffrey Colton	—	$—	5,273	13,477	$89,648	$229,109
Marvin A. Tenenbaum	—	$—	19,531	27,344	$332,031	$464,848
Denise E. Wilkins	—	$—	712	10,641	$12,103	$180,897

EMPLOYMENT CONTRACTS AND SEVERANCE PAYMENTS

David J. Teece is entitled to receive severance payments for a period of six months at a rate equal to his then current base salary in the event he is terminated without cause pursuant to a senior management agreement with us. These severance payments may be extended by an additional six months in exchange for the extension of the non-competition covenants of Dr. Teece for an additional six months.

David P. Kaplan is entitled to receive severance payments totaling $250,000 payable over twelve months in the event he is terminated without cause pursuant to a senior management agreement with us. These senior management agreements are described in the section of this prospectus entitled "Related party transactions."

BENEFIT PLANS

2000 Incentive Plan

Our 2000 Incentive Plan was adopted by our board of directors and our stockholders in September 2000. Our 2000 Incentive Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants. As of September 30, 2003, we have reserved an aggregate of 5,373,485 shares of our common stock for issuance under this plan. As of September 30, 2003, 171,387 shares have been issued pursuant to the exercise of options, options to purchase 4,318,184 shares of common stock were outstanding, and 883,914 shares were available for future grant. Following this offering, the 2000 Incentive Plan will terminate, and we will not grant any additional stock options under our 2000 Incentive Plan. Instead we will grant options under our 2003 Stock Plan. Upon the effectiveness of the equity exchange transaction, all outstanding options exercisable for common units under our 2000 Incentive Plan will be exchanged for options exercisable for our shares of common stock on a 1.6 to 1 basis, such that each option exercisable for 1.6 common units will be exchanged for options exercisable for 1 share of our common stock.

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Administration of the 2000 Incentive Plan.    Our board of directors administers the 2000 Incentive Plan. The board of directors has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise. The board of directors also delegated to Dr. Teece and Mr. Kaplan the authority to grant certain options under the 2000 Incentive Plan.

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Exercisability of options following termination.    After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 30 to 90 days. However, an option may never be exercised later than the expiration of its ten-year term.

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Effect of changes in capitalization.    The number of shares of common stock reserved under our 2000 Incentive Plan will be proportionately increased or decreased for any increase or decrease in the number of shares in any recapitalization, reclassification, split, combination, dividend or other distribution payable in stock.

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Adjustments upon a change of control.    If a successor corporation refuses to assume or substitute for outstanding options in a change of control, then the 2000 Incentive Plan provides that either all outstanding options shall immediately vest and become exercisable for a period of 15 days preceding the change of control or the board of directors may elect, in its sole discretion, to cancel any outstanding options and cause us to pay the holder of such options an amount in cash or securities equal to price paid to the holders of common stock in the change of control less the exercise price.

2003 Stock Option Plan

In connection with this offering, our board of directors approved the 2003 Stock Option Plan in September 2003, and the 2003 Stock Option Plan was approved by our stockholders in November 2003. Our 2003 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

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Number of shares of common stock available under the 2003 Stock Option Plan.    We have reserved a total of 2,500,000 shares of our common stock for issuance pursuant to the 2003 Stock Option Plan. In addition, our 2003 Stock Option Plan provides for annual increases in the number of shares available for issuance under our 2003 Stock Option Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of:

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4% of the outstanding shares of common stock on the first day of our fiscal year;

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1,250,000 shares; or

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a lesser amount as our board of directors may determine.

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Administration of the 2003 Stock Option Plan.    Our board of directors or a committee of our board will administer the 2003 Stock Option Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will be our compensation committee. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

Our board of directors has authorized the creation of an option committee that currently consists of David J. Teece and David P. Kaplan. The option committee is authorized to grant stock options from our 2003 Stock Option Plan on a weekly basis to employees and other service providers, excluding executive officers, members of the board of directors and any employee required to comply with Section 16 of the Securities Act of 1934, as amended. Options granted by the option committee will have an exercise price equal to the closing price of our common stock on the day preceding the grant date, and the options will vest ratably over five to seven years after a one-year cliff vesting period, as determined by the option committee, except to the extent shortened by our compensation committee.

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Options.    The administrator determines the exercise price of options granted under the 2003 Stock Option Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 1,000,000 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for one to three months. However, an option may never be exercised later than the expiration of its term.

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Stock purchase rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2003 Stock Option Plan. The administrator determines the purchase price of stock purchase rights granted under our 2003 Stock Option Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement, an agreement between us and an optionee which governs the terms of stock purchase rights, will grant us a repurchase option that we may exercise upon the termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

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Transferability of options and stock purchase rights.    Our 2003 Stock Option Plan generally does not allow for the transfer of options or stock purchase rights, and only the optionee may exercise an option and stock purchase right during his or her lifetime.

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Adjustments upon merger, asset sale or other change in control.    Our 2003 Stock Option Plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or other change of control (as defined in the 2003 Stock Option Plan), the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, all options and stock purchase rights shall immediately vest and the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

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Amendment and termination of our 2003 Stock Option Plan.    Our 2003 Stock Option Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2003 Stock Option Plan provided it does not adversely affect any option or stock purchase right previously granted under it. Amendments will be subject to stockholder approval to the extent required by law.

2003 Employee Stock Purchase Plan

In connection with this offering, we intend to establish an Employee Stock Purchase Plan. Our board of directors approved the 2003 Employee Stock Purchase Plan in September 2003, and our stockholders approved the Purchase Plan in November 2003.

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Number of shares of common stock available under the 2003 Employee Stock Purchase Plan.    A total of 950,000 shares of our common stock will be made available for sale. In addition, our 2003 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2003 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of:

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1.5% of the outstanding shares of our common stock on the first day of the fiscal year;

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500,000 shares; or

–>
a lesser amount as our board of directors may determine.

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Administration of the 2003 Employee Stock Purchase Plan.    Our board of directors or a committee of our board will administer the 2003 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2003 Employee Stock Purchase Plan and determine eligibility.

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Eligibility to participate.    All of our employees and employees of designated subsidiaries are eligible to participate in the 2003 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2003 Employee Stock Purchase Plan if that employee:

–>
immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

–>
accrues rights to purchase stock under all of our employee stock purchase plans at a rate that exceeds $25,000 worth of stock for each calendar year.

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Offering periods and contributions.    Our 2003 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period consists of four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which would commence on the first trading day on or after the effective date of this offering and will likely end on the first trading day on or after November 1, 2005.

Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes only a participant's base salary, wages, commissions, shift premium and overtime but excludes all other compensation. A participant may purchase a maximum of 10,000 shares during a six-month purchase period.

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Purchase of shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the last day of a purchase period. If the fair market value on the last day of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be returned their payroll deductions to date. Participation ends automatically after termination of employment with us; however, a participant's accumulated payroll deductions at the time of termination will be used to purchase shares on the next purchase date provided such purchase date is within three months of such participant's termination of employment.

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Transferability of rights.    A participant may not transfer rights granted under the 2003 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

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Adjustments upon merger or change in control.    In the event of a merger with or into another corporation or change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering periods then in progress will be shortened, and a new exercise date will be set. In this event, the administrator will provide notice of the new exercise date to each optionee at least 10 business days before the new exercise date.

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Amendment and termination of the purchase plan.    The administrator has the authority to amend or terminate our 2003 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2003 Employee Stock Purchase Plan, no action may adversely affect any outstanding rights to purchase stock under our 2003 Employee Stock Purchase Plan. Amendments will be subject to stockholder approval to the extent required by law.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant may contribute to the 401(k) Plan, through payroll deductions, up to a statutorily prescribed annual limit of $12,000 in 2003, subject to statutory limitations imposed by the Internal Revenue Service. Through 2002, we generally matched contributions of participants up to $6,000 per year. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

Deferred Compensation Plan

We anticipate that we will adopt a deferred compensation plan pursuant to which participants may elect to defer receipt of a portion of their cash compensation. Under such a deferred compensation plan, participants may defer a portion of their project origination fees, expert fees, base annual salaries, bonuses and/or other compensation.

Deferred amounts would be credited or debited based on the return of mutual funds made available under the deferred compensation plan and selected by the participant. We currently do not anticipate matching amounts participants elect to defer under such a deferred compensation plan.

Deferred payments, including amounts credited or debited, would generally be payable beginning:

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upon termination of service;

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upon death, payable to one or more designated beneficiaries; or

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upon retirement, as defined in the deferred compensation plan.

Participants whose employment is terminated ordinarily would receive their deferred payment in a lump sum, but the committee administering the deferred compensation plan may elect to pay such deferred payments in annual installments for up to five years. In the case of terminations following a change of control of us, however, such participants would receive their deferred payments in a lump sum. Beneficiaries of participants who die would receive their deferred payment in a lump sum. Participants who retire may elect to receive their deferred payment in a lump sum or in annual installments for up to 15 years.

Related party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

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the amounts involved exceeded or will exceed $60,000; and

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a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

GENERAL

In our ordinary course of business, we enter into transactions with some of our directors and officers. We believe that each of these transactions has been on terms no less favorable for us than we could have obtained in a transaction with an independent third party.

EXPERT AND SENIOR MANAGEMENT AGREEMENTS

We are party to expert agreements with Walter H.A. Vandaele, a director, David T. Scheffman, a director, David J. Teece, our Chairman of the Board, and David P. Kaplan, a director and our President. These agreements are terminable at will by either party and do not contain restrictions on competition after termination. Pursuant to these agreements, these experts provide expert services on our behalf in consideration for a cash payment generally equal to the sum of the amount of fees collected by us for the hours billed by this person and a percentage (up to 14%) of staff fees collected by us on projects secured by this person. We are also required to pay to Mr. Kaplan $58,333 per month, and collected fees for billings and projects secured by Mr. Kaplan will be deducted against this amount; we are required to pay to Dr. Vandaele $500,000 per year, and collected fees for billings and projects secured by Dr. Vandaele are deducted against this amount; and we are required to pay Dr. Scheffman $20,000 per month, and collected fees for billings and projects secured by Dr. Scheffman are deducted against this amount. In addition, Mr. Scheffman received a $1.0 million sign-on bonus payable in two installments.

In September 2000, we entered into a senior management agreement with David J. Teece, our Chairman of the Board, providing for among other things, Dr. Teece's compensation as an expert and our Chairman of the Board. Dr. Teece's base annualized salary as our Chairman of the Board was $175,000 for the six month period starting January 1, 2003 and ending June 30, 2003 and increased to $225,000 for the six month period starting July 1, 2003 and ending December 31, 2003. In addition, Dr. Teece is eligible for performance bonuses of up to $125,000 if our net revenues for 2003 are at least $160.0 million and up to an additional $250,000 if we meet targets based upon earnings before equity-based compensation charges, interest, taxes, depreciation and amortization as specified in our operating plan for 2003. Dr. Teece's agreement recognizes that his time availability and commitment to us must accommodate his position as a part-time faculty member at the University of California at Berkeley, and the University's regulations regarding conflict of commitment. Dr. Teece is not required to spend more than 50% of his business or professional time on our affairs or provide services on engagements. In addition, Dr. Teece is entitled to $500,000 related to services he rendered in connection with our September 29, 2000 management buyout. Such amount has been earned by Dr. Teece and is not contingent on his continued employment with LECG. Accordingly, $500,000 was expensed in the fiscal period ended December 31, 2000. Such amount is not payable until permitted under our credit facility and we have achieved operating cash flows (defined as earnings before interest, taxes, depreciation and amortization) of at least $20.0 million in any fiscal year. The $500,000 due to Dr. Teece has been accruing interest at a rate of 10% per year since September 29, 2000 and will continue until paid. We are obligated to provide him with two executive assistants at our expense. The senior management agreement does not have a specified term and is terminable at will. If Dr. Teece's services as the Chairman of the Board are terminated by us without cause, Dr. Teece will be entitled to severance payments for a six-month period following termination at his then annual base salary rate, which period may be extended by an additional six months in exchange for a six-month extension of the non-competition covenants of Dr. Teece. Dr. Teece is generally prohibited from managing or controlling a competitive business to ours that has annual revenues greater than $5.0 million during the twelve-month period following his termination, which period is reduced to six months in the event he is terminated by us without cause; however, Dr. Teece may act as an expert in a non-managerial control position. In addition, Dr. Teece is prohibited from soliciting certain of our clients and staff during the twelve-month period following his termination.

In September 2000, we entered into a senior management agreement with David P. Kaplan, our President. In September 2003, we entered into an amended and restated senior management agreement with Mr. Kaplan, providing for among other things, Mr. Kaplan's compensation as an expert, as previously described, and as our President. Mr. Kaplan's base annualized salary as our President was $175,000 for the six month period starting January 1, 2003 and ending June 30, 2003 and increased to $225,000 for the six month period starting July 1, 2003 and ending December 31, 2003. In addition, Mr. Kaplan is eligible for performance bonuses of up to $125,000 if our net revenues for 2003 are at least $160.0 million and up to an additional $250,000 if we meet targets based upon earnings before equity-based compensation charges, interest, taxes, depreciation and amortization as specified in our operating plan for 2003. In addition, Mr. Kaplan is entitled to $250,000 related to services he rendered in connection with our September 29, 2000 management buyout. Such amount has been earned by Mr. Kaplan and is not contingent on his continued employment with LECG. Accordingly, $250,000 was expensed in the fiscal period ended December 31, 2000. Such amount is not payable until permitted under our credit facility and we have achieved operating cash flows (defined as earnings before interest, taxes, depreciation and amortization) of at least $20.0 million in any fiscal year. The $250,000 due to Mr. Kaplan has been accruing interest at a rate of 10% per year since September 29, 2000 and will continue until paid. Mr. Kaplan is also eligible for benefits generally available to our other executive and managerial employees, and we are obligated to provide him with one executive assistant at our expense. The senior management agreement does not have a specified term and is terminable at will. If Mr. Kaplan's services as the President are terminated by us without cause, Mr. Kaplan will be entitled to severance payments totaling $250,000 payable over a 12-month period following termination. Mr. Kaplan is generally prohibited from managing or controlling a competitive business to ours that has annual revenues greater than $5.0 million during the twelve-month period following his termination; however, Mr. Kaplan may act as an expert in a non-managerial control position. In addition, Mr. Kaplan is prohibited from soliciting certain of our clients and staff during the twelve-month period following his termination.

Pursuant to their respective agreements, we paid Dr. Teece, Mr. Kaplan and Dr. Vandaele, each of whom is a director and in the case of Dr. Teece and Mr. Kaplan, executive officers, $2,329,172, $1,832,146, and $1,224,263, respectively, during 2001 for expert services and project origination fees. During 2002, we paid Dr. Teece, Mr. Kaplan and Dr. Vandaele, $1,508,607, $2,451,058 and $2,068,500 respectively, pursuant to these agreements for expert services and project origination fees.

OTHER AGREEMENTS

Pursuant to an agreement with David Teece, our Chairman of the Board, we pay the project origination fees otherwise owing to Dr. Teece to Enterprise Research, Inc., a corporation in which Dr. Teece has a 40% equity position. In identifying the compensation paid to Dr. Teece during 2002, we have included the $721,609 amounts paid to this corporation for project origination fees, representing the contractual percentage (typically 14%) applied to professional staff revenue recognized on engagements secured by the expert.

COMMON STOCK ISSUANCES PURSUANT TO BUY-SELL AGREEMENT

We and some of our stockholders are parties to a buy-sell agreement, effective as of September 29, 2000, which provides, in part, that we as well as certain stockholders have the right to repurchase the unvested shares of restricted common stock issued under the buy-sell agreement at original cost if a stockholder: (a) ceases to provide services on a regular basis to us, (b) makes an assignment for the benefit of creditors, (c) files a petition in any bankruptcy of insolvency proceeding (or a petition is filed against this stockholder) or (d) attempts to transfer this stockholder's shares of restricted common stock in violation of a securityholders' agreement among us and our stockholders. Our repurchase right generally lapses over a minimum of 4 years and a maximum of 4 1/2 years. The following directors and executive officers are parties to the buy-sell agreement: David J. Teece, David P. Kaplan, J. Geoffrey Colton, Marvin A. Tenenbaum, Walter H. A. Vandaele and Denise E. Wilkins.

In October 2000, we issued to each of David J. Teece, our Chairman of the Board, and David P. Kaplan, our President, 525,000 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Dr. Teece and Mr. Kaplan are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Dr. Teece and Mr. Kaplan are subject to a right of repurchase in our favor, which lapses (i) at a rate of 25% per year commencing on September 29, 2001 and on the next three anniversary dates thereafter subject to the continued services to us by Dr. Teece and Mr. Kaplan, with respect to 50% of the shares of common stock subject to the agreement, (ii) at a rate of 25% per year commencing on December 31, 2001 based upon the achievement of individual billing goals with respect to 25% of the shares subject to the agreement, and (iii) at a rate of 25% per year commencing on December 31, 2001, in the event we achieve our goals as stated in our annual business plan. All of the shares of common stock that have not been released from our repurchase option because goals were not achieved shall be released in full on January 16, 2005. In December 2002, our board of directors accelerated the vesting of 1,025,679 restricted common shares. Included in such acceleration was 328,125 shares for each of Dr. Teece and Mr. Kaplan. As of September 30, 2003, 525,000 shares owned by each of Dr. Teece and Mr. Kaplan are fully vested and no shares remain subject to our right of repurchase.

In October 2000, we issued J. Geoffrey Colton, our Director of Finance and at that time an executive officer, 23,438 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Mr. Colton are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Mr. Colton are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Mr. Colton's continued services to us on these dates. As of September 30, 2003, 17,578 shares owned by Mr. Colton are fully vested and 5,860 shares remain subject to our right of repurchase.

In October 2000, we issued Denise E. Wilkins, then our Director of Administration, 9,375 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Ms. Wilkins are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Ms. Wilkins are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Ms. Wilkins' continued services to us on these dates. In April 2003, Ms. Wilkins went on an approved leave of absence until October 2004, during which period her shares will continue to vest. As of September 30, 2003, 7,031 shares owned by Ms. Wilkins are fully vested and 2,344 shares remain subject to our right of repurchase.

In October 2000, we issued Walter H.A. Vandaele, a director, 37,500 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Dr. Vandaele are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Dr. Vandaele are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Dr. Vandaele's continued services to us on these dates. As of September 30, 2003, 28,125 shares owned by Dr. Vandaele are fully vested and 9,375 shares remain subject to our right of repurchase.

The stockholders that are a party to the buy-sell agreement, including the foregoing directors and named executive officers, are entitled to certain registration rights. See "Shares eligible for future sale—Registration rights."

PERFORMANCE STOCK OPTION ISSUANCES

In October 2001, we issued David J. Teece, our Chairman of the Board, and David P. Kaplan, our President, options to purchase 468,750 shares of our common stock, respectively, at an exercise price of $5.33 per unit. The options have a 7-year cliff vesting period subject to acceleration upon the occurrence of certain events. Specifically, the options fully vest and become immediately exercisable before the 7th year anniversary of the grant date if the holders of our Redeemable Class A preferred units achieve the minimum return threshold, which is equal to four times the aggregate purchase price paid by the holders of our Redeemable Class A preferred units for both Redeemable Class A preferred units and common units that were originally issued in September and October 2000. The holders of our Redeemable Class A preferred units will have achieved the minimum return threshold if any of the following occurs:

–>
the total amount of all dividends on the Redeemable Class A preferred units that have accrued at a rate of 8% per annum, compounded quarterly, from the date of issuance together with any dividends on the common units and other distributions to common unitholders equals the minimum return threshold; or

–>
the total amount received by the holders of Redeemable Class A preferred units in a sale or exchange of the Redeemable Class A preferred units and common units equals the minimum return threshold; or

–>
the sum of (i) the amount received by the holders of Redeemable Class A preferred units pursuant to a mandatory redemption of the Redeemable Class A preferred units in connection with and immediately following an initial public offering, plus (ii) the average closing price of our common stock over a period of twenty consecutive trading days following an initial public offering multiplied by the total number of shares of common stock held by the holders of Redeemable Class A preferred units equals the minimum return threshold; or

–>
the combined value of (i) the dividends and distributions, and (ii) the amount received in a sale or exchange and/or the amount received in an initial public offering as described above, equals the minimum return threshold.

These options may become fully vested and exercisable after the completion of this offering depending upon the average closing market price of our common stock over a twenty-day period following this offering.

OTHER RECENT STOCK OPTION GRANTS

On October 13, 2003, the board of directors granted additional options to certain of our executive officers and directors to purchase an aggregate of 171,875 shares of our common stock at an exercise price of $16.00 per share. These grants included options to purchase 46,875 shares to David J. Teece, our Chairman of the Board, 46,875 shares to David P. Kaplan, our President and a member of our board of directors, 12,500 shares to John C. Burke, our Chief Financial Officer, 15,625 shares to Gary S. Yellin, our Chief Accounting Officer, 6,250 shares to Marvin A. Tenenbaum, our Vice President, General Counsel and Secretary, 3,125 shares to Tina M. Bussone, our Director of Administration, 15,625 shares to Ruth M. Richardson, a member of our board of directors, and 25,000 shares to Walter H.A. Vandaele, a member of our board of directors. The option granted to Miss Richardson vests ratably over four years from the date of grant, and the remaining options vest ratably over five years from the date of grant.

ACCELERATED VESTING OF STOCK OPTIONS AND SHARES OF RESTRICTED STOCK

In December 2002, the board of directors authorized the acceleration of the vesting of 846,792 stock options held by 45 experts, including 82,031, 49,805 and 13,673 stock options held by Dr. Teece, Mr. Kaplan and Dr. Vandaele, respectively. In December 2002, the board of directors authorized the acceleration of the vesting of 1,025,679 shares of restricted stock held by 17 experts, including 328,125 and 328,125 shares of restricted stock held by Dr. Teece and Mr. Kaplan, respectively. These accelerated options and restricted shares are subject to a lock-up agreement under which the shares underlying the options and the restricted shares cannot be sold until such time as the options and restricted shares would have otherwise vested absent the acceleration.

COMMON UNIT AND PREFERRED UNIT ISSUANCES

In a private financing in September 2000 and in October 2000, we sold investment units, each consisting of a combination of our common units and Redeemable Class A preferred units at a ratio of 326.133 common units for each Redeemable Class A preferred unit purchased. In total, we raised gross proceeds of approximately $31.1 million, net of $805,000 of equity transaction costs, through the issuance of 31,797.475 Redeemable Class A preferred units at a purchase price of $1,000 per unit and 10,370,128 common units at a purchase price of $0.016 per unit. The fair values of the preferred and common units on September 29, 2000 were determined by management and based on an effective rate of return on the preferred units of 3% per quarter, or a 12.55% annual dividend yield. The effective yield represented an approximate premium of 2% per year over our borrowing rate of 9.87%, and in the opinion of management, was commensurate with investments of this type. The stated dividend on the preferred units was 2% per quarter, resulting in an 8.243% annual dividend yield. Based on the total proceeds from both the sale of preferred and common units, the resulting fair values were $815 per unit for the preferred units and $0.58 per unit for the common units.

Prior to this offering, there will be a series of integrated reorganization transactions, including an equity exchange transaction by the members of LECG Holding Company, LLC. Upon the effectiveness of the equity exchange transaction, 1.6 outstanding common units of LECG Holding Company will be exchanged for 1.0 share of common stock of LECG Corporation. In addition, each Redeemable

Class A preferred unit will be redeemed at the rate of $1,000 per unit, which is the original stated value of each such unit pursuant to the terms established on the date of issuance discussed above. The holders of the common units are entitled to certain registration rights. See "Shares eligible for future sale—Registration rights." The investors in this financing included the following persons who at that time were executive officers, directors or as a result of the transaction became holders of more than 5% of our securities and their affiliated entities:

Investor	Redeemable Class A preferred units originally purchased(1)		Value of Redeemable Class A preferred units originally purchased	Common units originally purchased(1)		Value of common units originally purchased at the initial public offering price

TCEP/LECG Funding Corporation(2)	15,446.270		$15,446,270	5,037,500		$85,637,500
LECG Investment LLC	2,989.600		$2,989,600	975,001		$16,575,017
David J. Teece	3,986.125	(3)	$3,986,125	1,300,002	(4)	$22,100,034
David P. Kaplan	996.533		$996,533	325,000		$5,525,000
J. Geoffrey Colton	86.237		$86,237	28,125		$478,125
Walter H.A. Vandaele	996.533		$996,533	325,000		$5,525,000

(1)
These unit amounts are not necessarily indicative of the units currently held by the listed investors. Please see the table in the section titled "Principal stockholders" to see the current holdings of these and certain other stockholders.

(2)
William W. Liebeck, one of our directors, was the President and a member of the board of directors of TCEP/LECG Funding Corporation, a Delaware corporation, at the time of this financing. At the time of the financing, TCEP/LECG Funding Corporation was wholly owned by Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P.

(3)
Includes 996.530 Redeemable Class A preferred units purchased by Norman Laboe as Trustee of Teece Irrevocable Trust No. 3 U/A/D 10-14-97, and 2,989.595 Redeemable Class A preferred units purchased by David J. Teece.

(4)
Includes 325,000 shares of common stock purchased by Norman Laboe as Trustee of Teece Irrevocable Trust No. 3 U/A/D 10-14-97, and 975,001 shares of common stock purchased by David J. Teece.

INDEMNIFICATION AGREEMENTS OF OFFICERS AND DIRECTORS

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have indemnification agreements for our directors and officers. For further information, see "Description of capital stock—Limitations of liability and indemnification matters."

INDEBTEDNESS OF MANAGEMENT

In September 2000, we loaned $500,000 to David P. Kaplan, our President, in connection with his purchase of an aggregate of 996.533 Redeemable Class A preferred units and 325,000 common units. The loan was made pursuant to a loan agreement and secured non-recourse promissory note in the amount of $500,000. The note bears interest at a rate of 8%, compounded annually, and is secured by all of the Redeemable Class A preferred units and the common units purchased by Mr. Kaplan at the time of the management buyout, as well as any property exchanged for these units and any distributions made on these units. The note is payable upon the earlier of (i) a sale or change of control of us, (ii) 18 months from the closing of this offering, (iii) September 29, 2010, or (iv) 60 days after the termination of Mr. Kaplan's employment with or services to us. In September 2002,

Mr. Kaplan voluntarily repaid all amounts owed by him to us under the loan agreement and promissory note.

In November 2000, we loaned $250,000 to Mukesh Bajaj, then a director, in connection with his purchase of an aggregate of 697.573 Redeemable Class A preferred units and 227,500 common units. The loan was made pursuant to a loan agreement and secured non-recourse promissory note in the amount of $250,000. The note accrued interest at a rate of 8%, compounded annually, and was secured by all of his Redeemable Class A preferred units and common units, as well as any distributions made on these units. The note was payable upon the earliest of (i) a sale or change of control of LECG, (ii) 12 months from the closing of this offering, (iii) October 31, 2010, or (iv) 60 days after the termination of Dr. Bajaj's employment with or services to us. In August 2002, Dr. Bajaj voluntarily repaid all amounts owed by him to us under the loan agreement and promissory note.

LOAN GUARANTY

In June 2002, we entered into an amendment to our credit agreement with our lenders and borrowed an additional $5.0 million under our existing term loan. Thoma Cressey Fund VII, L.P., the principal parent of TCEP/LECG Funding Corporation and our largest stockholder following the consummation of this offering, guaranteed our obligations up to $5.0 million for the benefit of our lenders and the administrative agent under the loan with respect to our borrowing of additional $5.0 million. Dr. Teece, our Chairman, guaranteed our obligations up to $2.5 million, for the benefit of Thoma Cressey Fund VII, L.P. with respect to our borrowing of additional $5.0 million. We reimbursed Thoma Cressey Fund VII, L.P. and Dr. Teece $37,000 for all legal expenses incurred by them associated with the guarantees and the related transactions. In addition, we paid a commitment fee of $400,000 to Thoma Cressey Fund VII, L.P., of which $200,000 was required to be paid to Dr. Teece by Thoma Cressey Fund VII, L.P. In March 2003, we amended and restated our credit facilities with our lenders, and the guarantees are no longer in effect.

LOANS FROM MANAGEMENT

In August 2002, David J. Teece, our Chairman, and Walter H.A. Vandaele, a director, loaned us $200,000 and $500,000, respectively, and in September 2002, Dr. Teece and Dr. Vandaele loaned us $2.0 million and $500,000, respectively. We repaid all amounts loaned to us by Drs. Teece and Vandaele within a few days of the making of such loans. In November 2002, Dr. Teece also committed to provide us up to $2.0 million through March 31, 2003, at an interest rate of prime rate plus 3.5% for any borrowed amounts. No borrowings were made by us from Dr. Teece under this commitment.

REIMBURSEMENT OF LEGAL FEES AND COSTS

We have agreed to reimburse TCEP/LECG Funding Corporation, our largest stockholder, for the reasonable legal fees and costs it incurs in matters related to us and the transactions we consummate. We reimbursed TCEP/LECG Funding Corporation $65,612 for legal fees and costs incurred by them in 2002 and $51,605 in the nine months ended September 30, 2003.

Principal stockholders

The following tables set forth information about the beneficial ownership of our common stock on September 30, 2003, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

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each person known to us to be the beneficial owner of more than 5% of our common stock;

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each named executive officer;

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each of our directors; and

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all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o LECG Corporation, 2000 Powell Street, Suite 600, Emeryville, California 94608. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 13,054,430 shares of common stock outstanding on September 30, 2003 and 20,554,430 shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2003. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

		Number of shares underlying options exercisable within 60 days of September 30, 2003	Percentage of outstanding shares
	Number of shares owned
Beneficial owner			Before	After

5% Stockholders
Thoma Cressey Equity Partners, Inc.(1)	5,037,500	—	38.6%	24.5%
LECG Investment LLC(2)	975,001	—	7.5	4.7
Directors and Named Executive Officers
David J. Teece(3)(4)	1,673,125	46,875	13.1	8.3
David P. Kaplan(4)	799,050	110,352	6.9	4.4
J. Geoffrey Colton	51,563	11,719	*	*
Marvin A. Tenenbaum(5)	16,250	30,274	*	*
Denise E. Wilkins	9,375	5,299	*	*
Michael R. Gaulke	—	—	—	—
Michael R. Jeffrey	—	—	—	—
William W. Liebeck(6)	5,037,500	—	38.6	24.5
William J. Spencer	—	—	—	—
Walter H.A. Vandaele	362,500	31,055	3.0	1.9
Ruth Richardson	—	—	—	—
David Scheffman	—	31,250	*	*
All directors and executive officers as a group (15 people)	7,949,363	279,580	61.7%	39.5%

*
Less than one percent

(1)
Upon completion of the offering, Thoma Cressey Fund VII, L.P. ("Fund VII") will hold directly 4,960,023 shares of our common stock and Thoma Cressey Friends Fund VII, L.P. ("Friends Fund VII") will hold directly 77,477 shares of our common stock. TC Partners VII, L.P. ("TC Partners"), as the general partner to both Fund VII and Friends Fund VII, may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to own beneficially the shares held by Fund VII and Friends Fund VII. Thoma Cressey Equity Partners, Inc. ("Partners, Inc."), as the general partner of TC Partners, may, for purposes of Rule 13d-3, be deemed to own beneficially the shares held by Fund VII and Friends Fund VII. Carl D. Thoma is the sole stockholder of Partners, Inc. and accordingly possesses voting and dispositive power over all of the shares owned by the Thoma Cressey entities. The address for Mr. Thoma and the Thoma Cressey entities is One Embarcadero Center, Suite 2930, San Francisco, California, 94111.

(2)
LECG Investment LLC is owned by Quadrant Capital Fund No. 2, a Unit Trust which has sole voting and investment control over shares owned by LECG Investment LLC. Its trustee is Perpetual Trustee Company Limited, an Australian incorporated company. Each unit holder of the Unit Trust has a fixed interest in the income and capital determined in proportion to the number of units held. The Directors of Perpetual Trustee Company Limited are Jane L. Couchman, David M. Deverall, Andrew J. McKee and Phillip A. Vernon. The Secretaries of that entity are Glenda S. Charles, Sharon M. Collins, Joanne M. Hawkins and David A. Richards. The address of LECG Investment LLC is c/o Quadrant Capital, Level 16, 6-10 O'Connell Street, Sydney, NSW 2000, Australia.

(3)
Includes 325,000 shares held by the Teece Irrevocable Trust No. 3 U/A/D 10/14/97, 148,828 shares of common stock held by the Teece Family Millennium Trust, 312,500 shares of common stock held by the Teece Children's Stock Trust u/t/d May 5, 1993, 123,047 shares of common stock held by the Flex Trust u/t/d February 5, 2003 and 46,875 shares subject to fully vested options held by the Thomas and Mary Anne Jorde Irrevocable Life Insurance Trust dated April 11, 1994. The sole trustee of the Teece Irrevocable Trust No. 3 U/A/D 10/14/97 is Norman J. Laboe. The beneficiaries of the Teece Irrevocable Trust No. 3 are the four minor children of Dr. Teece. The sole trustee of the Teece Children's Stock Trust u/t/d May 5, 1993 is Norman J. Laboe. The beneficiaries of the Teece Children's Stock Trust u/t/d May 5, 1993 are the four minor children of Dr. Teece. The co-trustees of the Teece Family Millennium Trust are Norman J. Laboe and U.S. Trust Company of Delaware. The beneficiaries of the Teece Family Millennium Trust are the four minor children of Dr. Teece, the grandchildren and more remote descendants of Dr. Teece, and the Teece Family Foundation, a private charitable foundation. The sole trustee of the Flex Trust u/t/d February 5, 2003 is Norman J. Laboe. The beneficiaries of the Flex Trust u/t/d February 5, 2003 are Dr. Teece, the descendants of Dr. Teece and the Teece Family Foundation, a private charitable foundation. The sole trustee of the Thomas and Mary Anne Jorde Irrevocable Life Insurance Trust dated April 11, 1994 is Dr. Teece. The beneficiaries of the Thomas and Mary Anne Jorde Irrevocable Life Insurance Trust dated April 11, 1994 are the two sons of Thomas and Mary Anne Jorde. Dr. Teece disclaims beneficial ownership of these shares, including shares subject to underlying options, except to the extent of his pecuniary interest therein.

(4)
Does not include any shares of common stock underlying the performance options granted to Dr. Teece and Mr. Kaplan in October 2001 that are exercisable for 468,750 shares of common stock for each of Dr. Teece and Mr. Kaplan that may become fully vested and exercisable following the completion of this offering. See "Related party transactions—Performance stock option issuances."

(5)
Shares are held by Marvin A. Tenenbaum and Lynn Tenenbaum as joint tenants.

(6)
Mr. Liebeck is a partner of Thoma Cressey Equity Partners, Inc., the general partner of TC Partners, the general partner of both Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. Of the shares attributed to Mr. Liebeck upon the completion of this offering, 4,960,023 will be owned by Thoma Cressey Fund VII, L.P. and 77,478 will be owned by Thoma Cressey Friends Fund VII, L.P. Mr. Liebeck disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Liebeck's address is c/o Thoma Cressey Equity Partners, Inc., One Embarcadero Center, Suite 2930, San Francisco, California, 94111.

Description of capital stock

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

COMMON STOCK

On September 30, 2003, there were 13,054,430 shares of common stock outstanding, held of record by approximately 92 stockholders. After this offering, there will be 20,554,430 shares of our common stock outstanding, or 21,679,430 shares if the underwriters exercise their over-allotment option in full.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult:

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acquisition of us by means of a tender offer;

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acquisition of us by means of a proxy contest or otherwise; or

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removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder meetings

Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer or the president of our company, or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Delaware anti-takeover statute

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of charter provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

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any breach of their duty of loyalty to the corporation or the stockholder;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

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any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, directors employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is LaSalle Bank N.A. Its address is 135 S. LaSalle Street, Chicago, Illinois 60603.

LISTING

The Nasdaq National Market has approved our common stock for quotation under the symbol "XPRT."

Shares eligible for future sale

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we will have an aggregate of 20,554,430 outstanding shares of common stock, or 21,679,430 shares if the underwriters exercise the over-allotment option in full. As of September 30, 2003, we had outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 4,318,184 shares of common stock.

The 7,500,000 shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act of 1933, as amended. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933, as amended, or sold in accordance with Rule 144 or Rule 701 thereunder.

LOCK-UP AGREEMENTS

Each of our directors and substantially all of our stockholders have signed lock-up agreements under which they will agree not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. UBS Securities LLC, in its sole discretion, may release some or all of these shares before the 180-day lockup period ends.

Following the expiration of the lock-up period, 15,998,585 shares of common stock, including shares issuable upon the exercise of vested options 180 days after the date of this prospectus, will be available for sale in the public market, subject in some cases to the vesting of restricted common stock and to the volume and other restrictions of compliance with Rule 144, Rule 144(k) or Rule 701.

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

–>
1% of the then outstanding shares of our common stock, or approximately 205,544 shares immediately after this offering; or

–>
the average weekly trading volume during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of September 30, 2003, 171,387 of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of exercise of stock options.

STOCK OPTIONS

We intend to file registration statements under the Securities Act of 1933, as amended, covering approximately 7,939,571 shares of common stock reserved for issuance under our 2000 Incentive Plan, 2003 Stock Option Plan and 2003 Employee Stock Purchase Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above.

REGISTRATION RIGHTS

In addition, after this offering, the holders of 12,913,802 shares of common stock will be entitled to rights to cause us to register the sale of these shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. Specifically, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, a holder or holders of at least a majority of the registrable securities may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense covering all or a portion of the registrable securities if the shares to be included in that registration will generate anticipated aggregate net proceeds to us of at least $5.0 million. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than two of these stockholder-initiated registrations. Once we become eligible to file a registration statement on Form S-3, the holders of registrable securities may require us to register all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to specific conditions and limitations. Registration rights terminate no later than five years after this offering. Registration of these shares under the Securities Act of 1933, as amended, would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act of 1933, as amended.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, Lehman Brothers Inc., Adams, Harkness & Hill, Inc. and Legg Mason Wood Walker, Incorporated are the representatives of the underwriters.

Underwriters	Number of shares

UBS Securities LLC	3,750,000
Lehman Brothers Inc.	2,250,000
Adams, Harkness & Hill, Inc.	750,000
Legg Mason Wood Walker, Incorporated	750,000

Total	7,500,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 1,125,000 shares at the initial public offering price less the underwriting discounts and commissions and estimated offering expenses to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,125,000 shares.

	No exercise	Full exercise

Per share	$1.19	$1.19
Total	$8,925,000	$10,263,750

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,200,000. Expenses include the Securities and Exchange Commission and NASD filing fees, Nasdaq National Market listing fee, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.71 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Our company and each of our directors, executive officers and substantially all of our current stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 180 days after the date of this prospectus, without the prior written consent of UBS Securities LLC. This agreement does not generally apply to the exercise of options under our employee benefits plans. In addition, certain participants of the reserved share program described below to be selected by us and UBS Securities LLC will be required to execute, after the effectiveness of the registration statement and as a condition to such participant's purchase of shares of common stock in the program, similar lock up agreements that cover any shares of common stock to be issued under the program. Although it has advised us that it has no intent or understanding to do so, UBS Securities LLC, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 180-day lock up period. UBS Securities LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. UBS Securities LLC has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

At our request, certain of the underwriters have reserved for sale, at the initial public offering price, up to 325,000 shares of our common stock being offered for sale to some of our directors, officers, employees and business affiliates. At the discretion of our management, other parties, including our employees, may participate in the reserved share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to the representatives;

–>
the history and the prospects for the industry in which we compete;

–>
the ability of our management;

–>
our prospects for future earnings, the present state of our development, and our current financial position;

–>
the general condition of the securities markets at the time of this offering; and

–>
the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

The Nasdaq National Market has approved our common stock for quotation under the symbol "XPRT."

Legal matters

Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the common stock will be passed upon for the underwriters by Sullivan & Cromwell LLP.

Experts

The consolidated financial statements of LECG Holding Company, LLC and subsidiary as of and for the years ended December 31, 2001 and 2002 and as of December 31, 2000 and for the period from September 29, 2000 (inception) to December 31, 2000, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of a new accounting standard), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of LECG, Inc. and subsidiaries for the period from January 1, 2000 to September 28, 2000 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Index to financial statements

LECG Holding Company, LLC
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2001, and 2002 and September 30, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the Period from September 29, 2000 (inception) to December 31, 2000, the Years Ended December 31, 2001and 2002, and the Nine Months Ended September 30, 2002 (unaudited) and 2003 (unaudited)	F-4
Consolidated Statements of Redeemable Class A Preferred Units and Unitholders' Equity for the Period from September 29, 2000 (inception) to December 31, 2000, the Years Ended December 31, 2001 and 2002, and the Nine Months Ended September 30, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Period from September 29, 2000 (inception) to December 31, 2000, the Years Ended December 31, 2001 and 2002, and the Nine Months Ended September 30, 2002 (unaudited) and 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
LECG, Inc. (Predecessor)
Independent Auditors' Report	F-29
Consolidated Statement of Operations for the period from January 1, 2000 to September 28, 2000	F-30
Consolidated Statement of Cash Flows for the period from January 1, 2000 to September 28, 2000	F-31
Notes to Consolidated Statements of Operations and Cash Flows	F-32

LECG Holding Company, LLC and Subsidiary

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Unitholders
LECG Holding Company, LLC:

We have audited the consolidated balance sheets of LECG Holding Company, LLC and subsidiary, as of December 31, 2001 and 2002 and the related consolidated statements of operations, Redeemable Class A Preferred Units and unitholders' equity, and cash flows for the period from September 29, 2000 (inception) to December 31, 2000 and the years ended December 31, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LECG Holding Company, LLC and subsidiary as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the period from September 29, 2000 (inception) to December 31, 2000 and the years ended December 31, 2001 and 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
March 31, 2003 (November 12, 2003 as to effects of the 1 for 1.6 ratio discussed in the last paragraph of Note 1)

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31,
				Pro Forma September 30, 2003 (Note 2)
			September 30, 2003
	2001	2002

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,086	$2,576	$3,298	$3,298
Accounts receivable, net of allowance of $150,000, $314,840 and $127,608 (unaudited) respectively	30,193	35,833	47,530	47,530
Prepaid expenses	1,182	1,817	1,762	1,762
Other	1,130	2,392	4,781	4,781

Total current assets	35,591	42,618	57,371	57,371
Property and equipment, net	6,783	6,137	4,568	4,568
Goodwill	21,479	22,542	24,634	24,634
Other intangible assets		1,150	250	250
Other assets	1,453	3,249	4,058	4,058

Total assets	$65,306	$75,696	$90,881	$90,881

Liabilities and unitholders' equity
Current liabilities:
Accounts payable and other accrued liabilities	$3,364	$4,624	$4,580	$4,580
Accrued compensation	20,446	24,270	27,098	27,098
Revolving credit facility		1,500	11,800	11,800
Current portion of long-term debt	4,200	3,750	5,000	5,000
Deferred revenue	937	1,193	1,003	1,003
Distributions payable	—			19,292

Total current liabilities	28,947	35,337	49,481	68,773
Long-term debt	13,800	15,050	10,500	10,500
Other long-term liabilities	843	941	998	998
Redeemable Class A preferred units, no par value; 35,107, 38,001, and 40,327 (unaudited) units authorized, issued and outstanding at December 31, 2001 and 2002, and September 30, 2003 respectively	29,231	33,000	36,135	36,135
Receivable from unitholders	(749)	—	—	—
Commitments and contingencies
Unitholders' equity (deficit):
Common units, no par value, 12,681,768, 12,775,030, and 13,054,430 (unaudited) units authorized, issued and outstanding at December 31, 2001 and 2002, and September 30, 2003, respectively	14,199	31,228	33,749	—
Receivable from unitholder	(74)	(290)	(287)	(287)
Deferred equity compensation	(1,148)	(1,280)	(2,964)	(2,964)
Accumulated other comprehensive gain (loss)	(199)	(129)	224	224
Accumulated deficit	(19,544)	(38,161)	(36,955)	—
Pro forma common stock—$.001 par value, 13,054,430 shares	—	—	—	13
Additional paid-in capital	—	—	—	(22,511)

Total unitholders' deficit	(6,766)	(8,632)	(6,233)	(25,525)

Total liabilities and unitholders' deficit	$65,306	$75,696	$90,881	$90,881

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Period from September 29, 2000 (inception) to December 31, 2000
		Year ended December 31,		Nine months ended September 30,
		2001	2002	2002	2003

				(unaudited)
Revenues	$19,489	$100,735	$133,704	$95,612	$121,783
Cost of services:
Compensation and project costs	(18,999)	(69,032)	(90,083)	(64,622)	(81,725)
Equity-based compensation	(344)	(6,735)	(16,645)	(8,597)	(398)

Total cost of services	(19,343)	(75,767)	(106,728)	(73,219)	(82,123)

Gross profit	146	24,968	26,976	22,393	39,660
Operating expenses:
General and administrative expenses	(4,842)	(22,953)	(28,914)	(20,970)	(21,895)
Depreciation and amortization	(1,700)	(7,802)	(3,737)	(2,585)	(3,694)
Costs of postponed equity offering			(3,500)	(2,597)

Operating income (loss)	(6,396)	(5,787)	(9,175)	(3,759)	14,071
Interest income	118	125	42	31	30
Interest expense	(641)	(2,372)	(3,188)	(2,011)	(1,942)
Other income (expense), net	(1)	(384)	257	165	146

Net income (loss)	(6,920)	(8,418)	(12,064)	(5,574)	12,305

Accrued preferred dividends and accretion of preferred units	(755)	(3,251)	(3,692)	(2,708)	(3,135)

Net income (loss) attibutable to common units	$(7,675)	$(11,669)	$(15,756)	$(8,282)	$9,170

Net income (loss) per share:
Basic	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.73
Diluted	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.61
Pro forma net income (loss) (unaudited)per share:
Basic			$(1.69)		$0.03
Diluted			$(1.69)		$0.03
Shares used in calculating net income (loss) per share:
Basic	10,370,128	10,477,660	11,168,563	10,967,104	12,492,422
Diluted	10,370,128	10,477,660	11,168,563	10,967,104	15,034,277

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF REDEEMABLE CLASS A PREFERRED UNITS AND UNITHOLDERS' EQUITY (DEFICIT)
(dollars in thousands)

	Redeemable Class A preferred units			Common units
	Units	Amount	Receivable from unitholders	Units	Amount	Receivable from unitholders	Deferred equity compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total common unitholders' deficit	Total comprehensive income (loss)

Balance at September 29, 2000 (inception)	—	$—	$—	—	$—	$—	$—	$—	$—	$—
Units issued—at stated value	31,797	31,797	(750)	10,370,128	111	—	—	—	—	111
Allocation of proceeds to estimated fair market value of units	—	(5,890)	—	—	5,890	—	—	—	—	5,890
Direct issuance costs	—	(802)	—	—	(3)	—	—	—	—	(3)
Issuance of restricted units	—	—	—	2,465,859	27	(5)	—	—	—	22
Deferred equity compensation	—	—	—	—	711	—	(711)	—	—	—
Equity compensation	—	—	—	—	300	—	44	—	—	344
Preferred dividends	636	636	—	—	—	—	—	—	(621)	(621)
Accretion of preferred units	—	141	—	—	—	—	—	—	(134)	(134)
Interest receivable on unitholder loans	—	—	—	—	14	(14)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(6,920)	(6,920)	$(6,920)
Foreign currency translation adjustment	—	—	—	—	—	—	—	5	—	5	5
Other					(1)					(1)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(6,915)

Balance at December 31, 2000	32,433	25,882	(750)	12,835,987	7,049	(19)	(667)	5	(7,675)	(1,307)
Decrease in receivable from unitholder	—	—	1	—	—	5	—	—	—	5
Deferred equity compensation	—	—	—	—	688	—	(688)	—	—	—
Equity compensation	—	—	—	—	6,430	—	207	—	—	6,637
Preferred dividends	2,674	2,674	—	—	—	—	—	—	(2,609)	(2,609)
Accretion of preferred units	—	675	—	—	—	—	—	—	(642)	(642)
Distribution to common unitholders	—	—	—	—	—	—	—	—	(200)	(200)
Repurchase of units	—	—	—	(154,219)	(28)	—	—	—	—	(28)
Interest receivable on unitholder loans	—	—	—	—	60	(60)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(8,418)	(8,418)	$(8,418)
SFAS 133 transition adjustment	—	—	—	—	—	—	—	(257)	—	(257)
Amortization of transition adjustment	—	—	—	—	—	—	—	93	—	93
Foreign currency translation adjustment	—	—	—	—	—	—	—	(40)	—	(40)	(40)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(8,458)

Balance at December 31, 2001	35,107	29,231	(749)	12,681,768	14,199	(74)	(1,148)	(199)	(19,544)	(6,766)
Decrease (increase) in receivable from unitholder	—	—	749	—	—	(166)	—	—	—	(166)
Issuance of restricted units	—	—	—	62,500	280	—	—	—	—	280
Exercise of options	—	—	—	30,762	—	—	—	—	—	—
Cancel unvested options	—	—	—	—	—	—	—	—	—	—
Deferred equity compensation	—	—	—	—	4,753	—	(4,753)	—	—	—
Equity compensation	—	—	—	—	11,949	—	4,619	—	77	16,645
Preferred dividends	2,894	2,894	—	—	—	—	—	—	(2,894)	(2,894)
Accretion of preferred units	—	875	—	—	—	—	—	—	(875)	(875)
Distribution to common unitholders	—	—	—	—	—	—	—	—	(2,861)	(2,861)
Interest receivable on unitholder loans	—	—	—	—	50	(50)	—	—	—	—
Other	—	—	—	—	(3)	—	2	—	—	(1)
Net loss	—	—	—	—	—	—	—	—	(12,064)	(12,064)	$(12,064)
Amortization of transition adjustment	—	—	—	—	—	—	—	93	—	93
Foreign currency translation adjustment	—	—	—	—	—	—	—	(23)	—	(23)	(23)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(12,087)

Balance at December 31, 2002	38,001	33,000	—	12,775,030	31,228	(290)	(1,280)	(129)	(38,161)	(8,632)
Unaudited:
Decrease (increase) in receivable from unitholder	—	—	—	—	—	13	—	—	—	13
Exercise of options	—	—	—	140,650	432	—	—	—	—	432
Cancel unvested options	—	—	—	—	(22)	—	—	—	—	(22)
Deferred equity compensation	—	—	—	140,625	2,025	—	(2,006)	—	—	19
Equity compensation	—	—	—	—	76	—	322	—	—	398
Preferred dividends	2,326	2,326	—	—	—	—	—	—	(2,326)	(2,326)
Accretion of preferred units	—	809	—	—	—	—	—	—	(809)	(809)
Distribution to common unitholders	—	—	—	—	—	—	—	—	(7,964)	(7,964)
Repurchase of units	—	—	—	(1,875)	—	—	—	—	—	—
Interest receivable on unitholder loans	—	—	—	—	10	(10)	—	—	—	—
Net income	—	—	—	—	—	—	—	—	12,305	12,305	$12,305
Amortization of transition adjustment	—	—	—	—	—	—	—	70	—	70
Foreign currency translation adjustment	—	—	—	—	—	—	—	283	—	283	283

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	$12,588

Balance at September 30, 2003 (unaudited)	40,327	$36,135	$—	13,054,430	$33,749	$(287)	$(2,964)	$224	$(36,955)	$(6,233)

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

				Nine months ended September 30,
	Period from September 29 2000 (inception) to December 31, 2000	Year ended December 31,
		2001	2002	2002	2003

				(unaudited)
Cash flows from operating activities
Net income (loss)	$(6,920)	$(8,418)	$(12,064)	$(5,574)	$12,305
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	379	150	315	133	—
Depreciation and amortization of property and equipment	428	2,122	2,742	1,978	2,329
Amortization of goodwill, deferred lease credits and other intangibles	1,272	5,863	995	608	1,365
Equity compensation	344	6,735	16,645	8,597	398
Equity investment loss	—	—	—	—	29
Loss (gain) on sale of property and equipment	—	(32)	6		123
Interest rate swap expense (income)	—	396	(218)	(98)	(435)
Amortization of transition adjustment	—	(164)	93	70	70
Changes in assets and liabilities:
Accounts receivable	(152)	(4,556)	(5,956)	(7,408)	(11,728)
Other current assets	(570)	(275)	(1,081)	(1,912)	(2,274)
Accounts payable and other accrued liabilities	5,102	971	1,133	2,316	(73)
Accrued compensation	658	2,538	3,824	907	2,838
Deferred revenue	160	203	278	296	78
Other assets	—	—	(2,361)	(1,076)	68
Other liabilities	769	75	75	(694)	56

Net cash provided by (used in) operating activities	1,470	5,608	4,426	(1,857)	5,149

Cash flows from investing activities
Business acquisitions	(44,042)	(2,852)	(2,863)	(2,863)	(2,455)
Purchase of property and equipment	(736)	(3,196)	(2,102)	(1,551)	(796)
Proceeds on sale of property and equipment	—	100	1		2
Collection (payment) of security deposits on operating leases, net	(719)	228	(121)	(198)	(4)
Other	—	—	—		(61)

Net cash used in investing activities	(45,497)	(5,720)	(5,085)	(4,612)	(3,314)

Cash flows from financing activities
Proceeds from issuance of units, net of direct acquisition costs	30,396	—	—		—
Repurchases of common units	—	(29)	—		(3)
Borrowings under long-term debt agreements	22,000	—	5,000	5,000	1,250
Borrowings under revolving credit facility	—	—	19,700	13,700	37,400
Repayments of long-term debt	—	(4,000)	(4,200)	(3,100)	(4,550)
Repayments under revolving credit facility	—	—	(18,200)	(9,200)	(27,100)
Payment of loan fees	(914)	—	(129)	(129)	(871)
Exercise of options	—	—	—		432
Receivables from unitholders	—	7	863	811	14
Distributions to common unitholders	—	(200)	(2,861)	(2,472)	(7,964)
Other	—	—	(1)	1	—

Net cash provided by (used in) financing activities	51,482	(4,222)	172	4,611	(1,392)

Effect of exchange rates on changes in cash	5	(40)	(23)	(39)	279

Increase (decrease) in cash and cash equivalents	7,460	(4,374)	(510)	(1,897)	722
Cash and cash equivalents, beginning of period		7,460	3,086	3,086	2,576

Cash and cash equivalents, end of period	$7,460	$3,086	$2,576	$1,189	$3,298

Supplemental disclosure
Cash paid for interest	$378	$2,198	$1,958	$1,259	$1,827

Cash paid for income taxes	$—	$22	$45	$45	$150

See notes to consolidated financial statements

LECG Holding Company, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation and Operations

The accompanying consolidated financial statements include the accounts of LECG Holding Company, LLC and its wholly owned subsidiary, LECG, LLC, (collectively, the "Company", "Companies" or "LECG"). The Companies were formed on September 29, 2000 as California limited liability companies. Contemporaneously, LECG acquired a consulting business that it has operated since that date (see Note 3).

The Company provides expert services, including economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's experts may be either employees of the Company or independent contractors. Services are provided by academics, recognized industry leaders and former high-level government officials (collectively, "experts") with the assistance of a professional support staff. These services are provided primarily in the United States from the Company's headquarters in Emeryville, California and its 14 other offices across the country. The Company also has international offices in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom.

In October 2003, the Board of Directors approved a 1 for 1.6 exchange ratio in connection with the Company's exchange transaction which will convert LECG Holding Company, LLC to a "C" corporation. On November 12, 2003, the Board of Directors approved a 1 for 1.6 split which will take place if the exchange transaction does not occur. All shares and per share data in the accompanying consolidated financial statements have been restated to reflect the 1 for 1.6 ratio.

2.    Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Interim financial information

The interim consolidated statements as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003, and the financial data and other information for these periods disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Pro forma consolidated balance sheet information (unaudited)

The unaudited pro forma consolidated balance sheet as of September 30, 2003 presents the Company's consolidated balance sheet as if the following had occurred on September 30, 2003:

  (i)
  1.6 outstanding common units were exchanged for one share of common stock ("the equity exchange transaction");

  (ii)
  the accumulated deficit was reclassified to additional paid-in capital;

  (iii)
  a distribution payable of $15,100,000 was recorded representing amounts to be paid to common unit holders; and

  (iv)
  a distribution payable of $4,192,000 was recorded representing the excess of amounts to be paid of $40,327,000 upon redemption of the Redeemable Class A preferred unit holders over the carrying value of $36,135,000 as of September 30, 2003.

Fair value

The carrying amount of cash, accounts receivable and accounts payable approximate their estimated fair values because of the short maturity of these financial instruments. The estimated fair value of the Company's long-term debt approximates its fair value due to the variable interest rate on the debt.

Cash and cash equivalents

Cash and cash equivalents consist principally of money market funds.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization and includes costs of improvements to leased properties. Depreciation and amortization is computed using the straight-line method over the assets estimated useful life or the lesser of the estimated useful life or related lease term. Estimated useful lives generally range from 3-5 years for computer and telecommunication equipment, 5 years for furniture, fixtures and other equipment and 3 years for software.

The Company's policy is to evaluate its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized would be measured as the difference between the related carrying amount and fair value. No such impairment has been recognized.

Goodwill

Goodwill relates to the Company's business acquisitions, reflecting the excess of purchase price over fair value of identifiable net assets acquired. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but will be required to be tested at least annually for impairment.

The Company adopted the transition provisions of SFAS No. 141 on January 1, 2002. We determined that no amounts previously recognized as goodwill should be reallocated to intangible assets. Such determination was based upon the fact that the goodwill represented the intellectual capital of the acquired workforce and an acquired workforce may not be recognized as an intangible asset apart from goodwill. We also adopted SFAS No. 142 on January 1, 2002, with no goodwill impairment indicated. At that date, the Company stopped the amortization of goodwill, with net carrying value of $21,479,495, that had resulted from the purchases completed prior to the effective date of SFAS No. 142.

The Company determined that it has one reporting unit based on the similarity of operations throughout its individual offices. The business acquisitions have been integrated within the structure of the organization, are not separately distinguishable and do not represent separate reporting units. The Company performs its goodwill impairment test annually as of October 1 by using both a discounted cash flow approach as well as a market valuation based approach applying certain multiples derived from enterprise values of publicly traded comparable companies. It adopted October 1 as its date for performing its annual goodwill impairment test to allow sufficient time to schedule and perform the required valuation analysis and record any necessary goodwill impairment charges prior to its year-end. Based on the results of the test performed as of October 1, 2002, the Company concluded that goodwill was not impaired.

The changes in the carrying amount of goodwill are as follows:

		Year ended December 31,
	Period from September 29, 2000 (inception) to December 31, 2000			Nine months ended September 30, 2003
		2001	2002

				(unaudited)
Balance at beginning of period	$—	$24,137,117	$21,479,495	$22,542,191
Goodwill acquired (see Note 3)	25,407,489	2,845,000	1,062,696	2,359,562
Other changes	—	—	—	(268,108)
Goodwill amortization	(1,270,372)	(5,502,622)	—	—

Balance at end of period	$24,137,117	$21,479,495	$22,542,191	$24,633,645

Other changes represent the finalization of initial estimates related to certain assumed liabilities.

The following table presents a reconciliation of net income (loss) had goodwill not been amortized pursuant to SFAS No. 142 (in thousands, except per unit information):

	Period from September 29, 2000 (inception) to December 31, 2000	Year ended December 31,		Nine months ended September 30,
		2001	2002	2002	2003

				(unaudited)
Net income (loss) available to common units as reported	$(7,675)	$(11,669)	$(15,756)	$(8,282)	$9,170
Elimination of goodwill amortization	1,270	5,503	—	—	—

Adjusted net income (loss)	$(6,405)	$(6,166)	$(15,756)	$(8,282)	$9,170

Basic earnings (loss) per unit:
Reported net income (loss) attributable to common units	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.73
Goodwill amortization	0.12	0.52	—	—	—

Adjusted basic net income (loss) attributable to common units	$(0.62)	$(0.59)	$(1.41)	$(0.76)	$0.73

Diluted earnings (loss) per unit:
Reported net income (loss) attributable to common units	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.61
Goodwill amortization	0.12	0.52	—	—	—

Adjusted diluted net income (loss) attributable to common units	$(0.62)	$(0.59)	$(1.41)	$(0.76)	$0.61

Revenue recognition

Revenue includes all amounts that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence. Revenues generated by experts who are employees and those who are independent contractors are presented on a gross basis.

Revenues primarily arise from time and material contracts, which are recognized in the period in which the services are performed. The Company also enters into certain performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete and collectibility is reasonably assured, generally when our client has received payment as a result of services we performed under the contract. Costs incurred on contingent contracts are expensed in the period incurred. Revenues are also generated from fixed price contracts which are recognized as the agreed upon services are performed. Such revenues are not a material component of total revenues.

Expert revenues consist of revenues generated by experts who are our employees and revenues generated by experts who are independent contractors. There is no operating, business or other substantive distinction between our employee experts and our exclusive independent contractor experts. Revenues from independent contractor experts were approximately 11% for the period from September 29, 2000 to December 31, 2000, 11% in 2001, 9% in 2002, 9% (unaudited) in the nine months ended September 30, 2002 and 7% (unaudited) in the nine months ended September 30, 2003.

A significant portion of the Company's revenues is generated by a small number of experts. Five experts accounted for approximately 29%, 28%, 24% and 18% (unaudited) of revenues in the period from September 29, 2000 to December 31, 2000, years ended December 31, 2001 and 2002, and the nine months ended September 30, 2003, respectively.

Deferred revenue

Deferred revenue consists of retainers paid by customers to the Company. The amounts are recorded as revenue as services are rendered.

Cost of services

Costs of services consists of compensation to experts, compensation of professional staff, project costs including reimbursable expenses and fees charged for outside services, equity-based compensation and signing bonuses.

The majority of our experts' compensation is comprised of expert fees and project origination fees. Expert fees represent amounts earned by the experts based on their contractual percentage applied to revenues generated by their direct work in the period. Project origination fees represent the contractual percentage applied to professional staff revenue recognized on engagements secured by such experts. Expert fees and project origination fees are accrued in the period in which the associated revenue is recognized. Experts who are compensated under our variable compensation expert model also may receive a discretionary bonus each quarter. Such bonus is determined based upon 5% of such expert's total compensation each quarter, up to a maximum of $50,000 annually for each expert. The decision as to whether to pay this discretionary bonus is made on a quarterly basis. Our Board of Directors has delegated this quarterly decision to Dr. Teece, our Chairman and Mr. Kaplan, our President. Such discretionary bonuses included in costs of services were $212,477, $1,516,226, $519,234, $519,234 (unaudited) and none (unaudited), in the period from September 29, 2000 to December 31, 2000, the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, respectively. The remaining experts' compensation consists of salary and bonus. Signing bonuses, which represent supplemental payments to attract and retain certain key experts are deferred and amortized over the period for which they are recoverable from the individual expert, generally two to four years. Deferred signing bonuses included in current assets and other assets were $206,250, $3,516,860 and $4,174,800 (unaudited) at December 31, 2001 and 2002 and September 30, 2003, respectively.

Income taxes

As a limited liability company, LECG's income or losses are "passed through" to its owners who are liable for any related income taxes. LECG is subject to an $800 minimum tax and a tax based on total revenues of the Company by the State of California and also certain income taxes related to foreign jurisdictions. Accordingly, general and administrative expenses include $22,487 and $45,174 (unaudited) of California taxes in the accompanying consolidated financial statements for the years ended December 31, 2001 and 2002, respectively, and $45,174 (unaudited) and $149,967 (unaudited) for the nine months ended September 30, 2002 and 2003. In addition, other income (expense), net includes $252,600 (unaudited) of foreign income taxes for the nine months ended September 30, 2003. No provision is made for federal income taxes. During the period from September 29, 2000 (inception)

to December 31, 2000 and the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, the Company distributed $0, $200,000, $2,861,000 and $7,964,000 (unaudited) to common unitholders towards the payment of tax obligations.

Concentration of credit risk

The Company's accounts receivable base consists of a broad range of clients in a variety of industries located throughout the United States and in other countries. The Company performs a credit evaluation of each of its clients to minimize its collectibility risk and has not required collateral or other security from its clients.

The Company provides an allowance for doubtful accounts as follows (in thousands):

		Year ended December 31,
	Period from September 29, 2000 (inception) to December 31, 2000			Nine months ended September 30, 2003
		2001	2002

				(unaudited)
Balance at beginning of period	$—	$379	$150	$315
Charged to costs and expenses	379	150	315	—
Amounts written off	—	(379)	(150)	(187)

Balance at end of period	$379	$150	$315	$128

Equity-based compensation

The Company uses the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for options granted to employees. Accordingly, compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the Company's units at the date of the grant over the option exercise price and such cost is charged to operations over the related option vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, requires that companies record compensation cost for equity-based compensation to non-employees based on fair values. Accordingly, the Company records compensation cost for options granted to non-employees using a fair value based method over the related option vesting period.

SFAS No. 123 requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards, net loss (based upon the weighted average assumptions described in Note 7) would have been (in thousands, except per unit information):

	Period from September 29, 2000 (inception) to December 31, 2000			Nine months ended September 30,
		Year ended December 31,
		2001	2002	2002	2003

				(unaudited)
Net income (loss) attributed to common unitholders as reported	$(7,675)	$(11,669)	$(15,756)	$(8,282)	$9,170
Add: equity-based employee compensation expense included in net loss	—	34	2,085	859	305
Deduct: total equity-based employee compensation expense determined under fair value based method for all awards	—	(146)	(5,043)	(2,012)	(2,613)

Pro forma net income (loss)	$(7,675)	$(11,781)	$(18,714)	$(9,435)	$6,862

Basic earnings (loss) per unit:
Net income (loss) attributable to common units—as reported	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.73
Net adjustment for fair value based method	—	(0.01)	(0.27)	(0.10)	(0.18)

Net income (loss) attributable to common units—pro forma	$(0.74)	$(1.12)	$(1.68)	$(0.86)	$0.55

Diluted earnings (loss) per unit:
Net income (loss) attributable to common units—as reported	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.61
Net adjustment for fair value based method	—	(0.01)	(0.27)	(0.10)	(0.15)

Net income (loss) attributable to common units—pro forma	$(0.74)	$(1.12)	$(1.68)	$(0.86)	$0.46

Net income (loss) per unit and unit amounts

Basic net income (loss) per common unit is computed by dividing the net income (loss) attributable to common unitholders for the period by the weighted average number of common units outstanding during the period. Diluted net income (loss) per common unit is computed by dividing the net income (loss) attributable to common unitholders for the period by the weighted average number of common and common units outstanding during the period. Common equivalent units, composed of common units issuable upon the exercise of options, are included in the diluted net income (loss) per common unit calculation to the extent these units are dilutive.

The following is a reconciliation of net income (loss) and the number of shares used in the basic and diluted earnings per share computations:

		Year ended December 31,
	Period from September 29, 2000 to December 31, 2000			Nine months ended September 30,
		2001	2002	2002	2003

	Dollars in thousands, except per share amounts
				(unaudited)
Net income (loss) attributable to common unitholders	$(7,675)	$(11,669)	$(15,756)	$(8,282)	$9,170

Weighted average shares outstanding:
Basic	10,370,128	10,477,660	11,168,563	10,967,104	12,492,422
Effect of dilutive stock options	—	—	—	—	2,186,890
Effect of dilutive restricted stock	—	—	—	—	354,966

Diluted	10,370,128	10,477,660	11,168,563	10,967,104	15,034,278
Net income (loss) per share:
Basic	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.73

Diluted	$(0.74)	$(1.11)	$(1.41)	$(0.76)	$0.61

The following units were excluded from the calculation of diluted net income (loss) per unit for the period from September 29, 2000 to December 31, 2000, the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2002 and 2003, as these units were antidilutive; 3.4 million, 2.6 million, 4.1 million, 3.9 million (unaudited) and 1.2 million (unaudited), respectively.

Pro forma net loss per unit (unaudited)

Pro forma net loss per unit for the year ended December 31, 2002 and for the nine months ended September 30, 2003 is computed using the net loss attributable to common unitholders after accrued distributions to preferred unit holders and income taxes, as if the Company had incurred income taxes as a "C" corporation during those periods. The pro forma income tax provision is calculated based upon SFAS 109, and accordingly takes into account permanent and temporary differences and any necessary valuation allowance.

The following is a reconciliation of pro forma net loss and the number of shares used in the basic and diluted earnings per share computations:

	Year Ended December 31, 2002	Nine Months Ended September 30, 2003

	Dollars in thousands, except per share amounts (unaudited)
Net income (loss) available to common unitholders	$(15,756)	$9,170
pro forma tax provision	(351)	(4,525)
accrued distributions to preferred unitholders	(5,001)	(4,192)

Pro forma net income (loss) attributable to common unitholders	$(21,108)	$453

Shares used in calculating basic and diluted pro forma net loss per share:
Weighted average basic shares	11,168,563	12,492,422
Shares whose proceeds would be necessary to pay distributions to unitholder	1,356,706	888,235

Total basic shares	12,525,269	13,380,657

Weighted average diluted shares	11,168,563	15,034,278
Shares whose proceeds would be necessary to pay distribution to unitholder	1,356,706	888,235

Total diluted shares	12,525,269	15,922,513

Pro forma net income (loss) per share:
Basic	$(1.69)	$0.03

Diluted	$(1.69)	$0.03

The units excluded from the calculation of pro forma diluted net loss per unit for the period from the year ended December 31, 2002 and the nine months ended September 30, 2003 were 4.1 million and 1.2 million, respectively, as these units were antidilutive.

Foreign currency translation

Assets and liabilities of the Company's non-US subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Translation adjustments are recorded in accumulated other comprehensive income (loss) within Common Unitholders' equity. Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income (loss) for the period in which exchange rates change.

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) plus other comprehensive income (loss) resulting from changes in foreign currency translation.

Derivative instruments

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and for hedging activities. Under SFAS No. 133, derivatives are recorded on the balance sheet at fair value. The Company had an $11,000,000 principal interest rate swap that expired on September 30, 2003 (see Note 5). Such swap was entered into to convert variable interest payments to fixed payments at 6.64%, thus protecting the Company against interest rates increases. The swap was not designated as hedge because the documentation requirements were not met. The Company does not hold or issue derivative financial instruments for trading purposes.

The estimated fair value of the interest rate swap is based on quoted market prices. The estimated fair value at January 1, 2001, a liability of $256,965, was recorded as a transition adjustment to other comprehensive income and is amortized into expense over the life of the related debt. Changes in the fair value of the interest rate swap are included in other income (expense). The fair value of the interest rate swap agreement included in accounts payable and other accrued liabilities at December 31, 2001 and 2002 was $653,014 and $434,789, respectively.

Segment reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company operates as one business segment. Revenues attributable to international activities are $922,416 for the period from September 29, 2000 (inception) to December 31, 2000, $5,085,603 and $6,825,850 for the years ended December 31, 2001 and 2002 and $4,618,453 (unaudited) and $11,399,223 (unaudited) for the nine months ended September 30, 2002 and 2003.

New accounting pronouncements

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 addresses the accounting and reporting for the impairment of or disposal of long-lived assets. The Company adopted SFAS No. 144 on January 1, 2002, and there was no impact on its financial position or results of operations.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities was issued. SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. The adoption of SFAS No. 146 did not have an impact on the consolidated financial position or results of operations of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As required, we adopted the disclosure provisions of this standard. We are currently assessing the fair value approach under SFAS No. 123 and the transitional provisions of SFAS No. 148.

LECG Holding Company, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued. The Statement establishes standards for how the Company should classify and measure certain financial instruments with characteristics of both liabilities and equity and require mandatorily redeemable preferred securities be shown as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

3.    Business Acquisitions

LECG, Inc.

On September 29, 2000 we executed a management buyout of substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an Asset Purchase Agreement (the "Agreement") with Navigant Consulting Inc. ("Navigant"). The total cash purchase price was $44.3 million. The acquisition was financed through bank borrowings under the revolving credit facility of $12.4 million and proceeds from the issuance of the Company's Redeemable Class A Preferred of $31.8 million and Common units of $0.1 million.

The acquisition was recorded using the purchase method of accounting and the purchase price was allocated to assets acquired and liabilities assumed based on fair values as follows (in thousands):

Cash	$265
Accounts receivable	26,371
Property and equipment	5,469
Other assets	882
Goodwill	25,407
Current liabilities	(14,087)

Total	$44,307

Pursuant to the Agreement, the Company could be contingently liable for certain additional purchase price amounts. The two contingent purchase price amounts aggregate to a maximum of $10,000,000. The first such contingent amount was measured at September 29, 2001 and equaled the excess of $5,000,000 over the sum of (i) certain Excluded Expert Fees, as defined and (ii) the aggregate of each individual value amount assigned to specific LECG personnel, to the extent such individuals who did not have an employment, consulting, contracting or other relationship with the Company, leave the Company before September 29, 2001. Navigant asserts that substantially the entire first contingent amount is to be paid by the Company. Based on the actual number of such individuals who did not have such a relationship with the Company on September 29, 2001, management believes that Navigant's assertion is without merit. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

The second contingent purchase price amount, to a maximum of $5,000,000, is potentially payable at any time prior to September 29, 2003, if certain specified individuals become employees or are otherwise retained by or affiliated with the Company as an employee, officer, independent contractor or agent before that date without complying with the terms of the Agreement. Management did not hire these individuals nor does it expect to be liable for the contingent payment. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

In March 2002, Navigant asserted that the Company failed to comply with certain terms of the Agreement pertaining to employing certain former employees of Navigant. Management believes that Navigant's assertion is without merit.

In addition, if the Company had consummated or entered into a written agreement, letter of intent or written understanding for an asset sale, an IPO or similar transaction prior to September 29, 2001 (a "Transaction"), the Company would be required to pay an amount to Navigant equal to the excess of "Buyer Value", as defined in the Agreement, over the purchase price paid to Navigant by the Company. There is no restriction on the Company's ability to engage in discussions regarding a Transaction so long as no written agreement, letter of intent or understanding is entered into or reached. In March 2002, Navigant advised the Company that it was reserving all rights with respect to this provision of the Agreement. The Company did not enter into a written agreement, letter of intent or written understanding for a Transaction prior to September 29, 2001 and therefore does not expect that the Company will be liable for any amounts under this provision. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

Other acquisitions

In March 2001, the Company acquired 10 experts and 22 professional staff from an unrelated consulting firm for its environmental consulting group in exchange for a $2,000,000 payment and a promise to pay an additional amount based on the number of such employees retained as of June 30, 2002. Additional payments totaling approximately $845,000 were made in 2002. The total purchase price of $2,845,000 was recorded as goodwill as of December 31, 2001.

In June 2002, the Company acquired 10 experts and 25 professional staff who were formerly partners or employees of Arthur Andersen LLP for its environmental claims consulting group. In connection with this transaction, the Company paid Arthur Andersen LLP $2,863,000; $1,063,000 was allocated to goodwill and $1,800,000 was allocated to an intangible asset representing Arthur Andersen LLP's agreement to release its claims to any future payments received by the Company for various ongoing projects. The intangible asset is being amortized over an 18-month period; $650,000 was amortized in 2002 and $1,150,000 will be amortized in 2003. Amortization was $900,000 (unaudited) in the nine months ended September 30, 2003. In addition, the Company paid or committed to pay $597,000 in signing bonuses to the recruited group. The signing bonuses are being amortized over the period during which they could be recovered from the employee if he or she left LECG, which resulted in amortization of $87,000 in 2002, and is expected to result in amortization of $149,000 in each of 2003, 2004, 2005 and $62,000 in 2006. Amortization was $186,000 (unaudited) in the nine months ended September 30, 2003.

Goodwill recognized as a result of our LECG, Inc. and other acquisitions was attributable to the intellectual capital of the respective acquired workforce. The acquired businesses consisted almost entirely of experts and professional staff having specialized knowledge of specific markets, regulations and industries. Each of the acquired businesses is fundamentally dependent on the qualifications, expertise and reputation of the individuals.

Therefore, in each acquisition, all of the excess of purchase price over the net tangible assets acquired, was estimated to be generated by the value of the acquired assembled workforce. The acquired assembled workforce is treated as goodwill under SFAS No. 141. The goodwill was considered to be "enterprise" goodwill, as the Company determined there was only one reporting unit for the Company.

4.    Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002

			(unaudited)
Computer and telecommunication equipment	$3,034	$4,660	$4,828
Furniture, fixtures and other equipment	3,506	3,870	4,362
Software	1,800	1,722	1,737
Leasehold improvements	1,083	1,205	1,142

Total	9,423	11,457	12,069
Less: accumulated depreciation and amortization	(2,640)	(5,320)	(7,501)

Total	$6,783	$6,137	$4,568

5.    Borrowing Arrangements

Credit agreement as of December 31, 2002

As of December 31, 2002, the Company had a Credit Agreement with a lender group comprised of two banks. This agreement included a revolving credit facility, a letter of credit facility, and a term loan facility as described below.

Revolving credit facility

The revolving credit facility provided for maximum revolving credit borrowings of $5,000,000, subject to certain levels of letter of credit commitments, and was due to expire on June 30, 2003. The balance outstanding on this revolving credit facility was $1,500,000 at December 31, 2002. The rate in effect for the revolving credit facility at December 31, 2001 and 2002 was 6.50% and 6.00%, respectively.

Letter of credit facility

The letter of credit facility provided for letters of credit to a maximum of $500,000 limited to the extent such letters of credit would not cause the Company to exceed the limits of its revolving credit facility. The Company had a letter of credit outstanding as of December 31, 2002 in the amount of $426,780 in lieu of a deposit for the rental of office space.

Term loan facility

The term loan facility, as amended, provided for total borrowings of $27,000,000. The balance as of December 31, 2002 of $18,800,000 was due on June 30, 2003. Borrowings under these facilities were collateralized by substantially all of the assets of the Company with interest due quarterly at the banks' Base Rates or LIBOR, plus an Applicable Margin, as defined. The rate in effect for the term borrowings as of December 31, 2001 and 2002 (except as described below) was 5.60% and 6.00%, respectively.

Effective January 1, 2003, $5,000,000 of the total term loan had an interest rate of 10% and was guaranteed by one of the unitholders. The unitholder received a commitment fee of 10% per annum for the full value of the guarantee so long as the $5,000,000 is outstanding. Under a provision of the guarantee contract, another unitholder officer and director were required to guarantee the unitholder for one-half of the unitholder guarantee if the guarantee is exercised.

Interest rate swap

The Company entered into an $11,000,000 principal interest rate swap that effectively converted the floating rate LIBOR based payments to fixed payments at 6.64%. This agreement expired in September 2003.

Debt covenants

Under the Credit Agreement, the Company was required to comply with certain restrictive covenants including the maintenance of certain financial ratios and levels of earnings and restrictions related to levels of capital expenditures, acquisitions and distributions to unitholders. The Company was in compliance with the financial covenants in 2002.

2003 Amendment

On March 31, 2003, the Company entered into an amendment and restated credit agreement ("2003 Amendment") as described below.

Revolving credit facility

The amended revolving credit facility provides for maximum revolving credit borrowings of $12,000,000, of which $2,000,000 are available for letters of credit. Borrowings and letters of credit under this facility are limited to 80% of eligible receivables. This facility is due March 31, 2006.

Term loan facility

The amended term loan facility provides for total borrowings of $18,000,000. This facility is repayable in quarterly installments for each year totaling as follows (in thousands):

2003	$3,750
2004	5,000
2005	7,250
2006	2,000

Borrowings under these amended facilities are collateralized by substantially all of the assets of the Company. Interest is due quarterly at the banks' Base Rates or LIBOR, plus an Applicable Margin, as defined. The 2003 Amendment contains certain restrictive covenants including the maintenance of minimum financial ratios and restrictions related to levels of capital expenditures, acquisitions and distributions to unitholders.

As a result of the 2003 Amendment, $15,050,000 of the term loan facility outstanding of $18,800,000 as of December 31, 2002, has been classified as long-term liabilities.

6.    Redeemable Class A Preferred Units and Common Units

In 2000, the Company sold investment units, each consisting of a combination of Redeemable Class A Preferred ("Preferred") and Common units of ownership interest at a ratio of 326.1 Common units for each unit of Preferred. In total, the Company realized related proceeds of $31,102,873 (net of $805,229 of equity issuance costs) and issued 31,797 Preferred and 10,370,128 Common units. On a per unit basis, the Preferred and Common units were issued with stated values of $1,000 and $0.01, respectively and were recorded at their estimated fair values of $815 and $0.58, respectively. The Company is accreting the Preferred units to their stated value with corresponding reductions in accumulated deficit over the period through December 31, 2005, at which time the Preferred units are redeemable at the unitholder's option for the stated value amount. When combined with the preferred unit 8% cumulative annual dividend, this accretion results in an effective annual preferred unit yield of 12.6%. The liquidation value of Redeemable Class A preferred units was $35,106,988, $38,000,933 and $40,326,894 (unaudited) at December 31, 2001 and 2002 and September 30, 2003, respectively.

Common unitholders

Common unitholders have voting rights.

A summary of the rights and privileges of the preferred units is as follows:

Voting rights

Preferred units have no voting rights.

Dividends

Preferred units earn a cumulative 8% annual Preferred dividend distributed either in cash or as additional preferred units. The cumulative dividend was distributed to preferred unitholders as additional preferred units in 2001, 2002 and the nine months ended September 30, 2003.

Redemption provisions

Preferred units may be redeemed as follows:

–>
At any time at the Company's option for an amount equal to the preferred unitholders' liquidation value (stated value of the preferred unit, plus cumulative accrued, but unpaid dividends thereon, less any amounts previously distributed to the preferred unitholder).

–>
At the later of December 31, 2005 or 120 days after all of the debt associated with the Company's credit agreement is repaid in full, Preferred unitholders can require the Company to redeem their units at liquidation value.

–>
Upon the occurrence of an initial public offering by the Company, related proceeds are to be used to redeem the preferred units at liquidation value.

–>
Unit holders holding a majority of the preferred units can also require redemption of their units as described above upon a change in ownership, as defined in the Company's LLC agreement.

Liquidation preferences

Liquidation preferences are summarized as follows:

–>
No distributions are permitted until the entire amount of any Unpaid Yield on preferred units is distributed to the preferred unitholders (equal to the 8% cumulative yield on the stated amount of the preferred units less any such amounts previously distributed to the unitholder). The unpaid yield can be paid in cash or through the issuance of additional units at the Company's option.

Thereafter, distributions are to be made in the following order:

–>
First, to all unitholders as a tax distribution.

–>
Second, to preferred unitholders for the amount of any unreturned stated value.

–>
Third, to common unitholders of all remaining amounts.

Receivables from unitholders

In 2000, two members of the Company's Board of Directors borrowed on a non-recourse basis a total of $750,000 from the Company in order to purchase preferred and common units. The loans were repaid in 2002. In 2002, a unitholder borrowed $280,000 on a non-recourse basis in order to purchase restricted common units. This note is outstanding as of September 30, 2003. The non-recourse nature of these notes resulted in equity compensation subject to variable plan accounting throughout the period that the notes were outstanding. The Company incurred $1,572,392, $1,963,505 and $105,229 (unaudited) of equity compensation associated with the non-recourse notes for the years ended 2001 and 2002 and the nine months ended September 30, 2003, respectively.

7.    Equity-Based Compensation

Equity-based compensation expense

The Company records equity-based compensation related to certain restricted common units and non-qualified options, both of which have vesting criteria based on either time, performance or both, as well as common units issued in exchange for non-recourse notes. Equity-based compensation expense was as follows (in thousands):

	Period from September 29, 2000 (inception) to December 31, 2000	Year ended December 31,		Nine months ended September 30,
		2001	2002	2002	2003

				(unaudited)
Options
Employees—time and performance vesting	$—	$34	$806	$661	$151
Employees—accelerated vesting	—	—	986	—	—
Non-employees—time and performance vesting	11	1,659	2,432	2,428	14
Non-Employees—accelerated vesting			2,264	—
Restricted common units:
Employees—time and performance vesting	44	172	1,058	860	123
Employees—accelerated vesting	—	—	1,981	—	—
Non-employees—time and performance vesting	97	3,298	2,817	2,797	5
Non-Employees—accelerated vesting	—	—	2,337	—	—
Common units issued in exchange for non-recourse notes (see Note 6)	192	1,572	1,964	1,851	105

Total equity based compensation expense	$344	$6,735	$16,645	$8,597	$398

The Company accounted for the December 2002 acceleration of vesting of options granted to employees and restricted units issued to employees subject to vesting, discussed below, in accordance with APB 25, which provides that any measured compensation cost from an award should be recognized as an expense over the periods in which the employee performs the services to earn the award. Accordingly, the effect of the acceleration was to expense in December 2002 the unamortized deferred compensation related to the options and restricted units, since no further services will be required to earn the award.

In addition, in accordance with FIN 44, "Accounting for Certain Transactions involving Stock Compensation," the modification to accelerate the vesting of a fixed award effectively results in the renewal for that award if, after the modification, an employee is able to exercise an award that, under the original terms, would have expired unexercisable. Accordingly, in the event that an employee terminates prior to the time that the options or restricted units would have vested under the original terms, the Company will incur additional compensation expense based on the intrinsic value at the time of the acceleration of vesting, reduced by the amounts previously expensed as a result of the acceleration.

The Company accounted for the December 2002 acceleration of vesting of options granted to nonemployees and restricted stock issued to nonemployees subject to vesting, discussed below, in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The acceleration established the mesurement date for previously unvested awards and units as the nonemployees' performance was complete and no additional services were required. The Company recorded compensation expense in December 2002, based on the then fair value of the award on the acceleration date less the cumulative compensation for the award that had been previously recorded. There will be no further accounting in subsequent periods related to whether the award would have vested under the original terms.

2000 Incentive Plan

The Company has a 2000 Incentive Plan (the "Incentive Plan"), under which options may be granted to employee and non-employee experts to purchase up to 5,373,484 common units. Compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the underlying unit at the date of grant over the exercise price, and is amortized on a straight-line basis over the vesting period. There was no compensation cost for employee grants from the period September 29, 2000 (inception) to December 31, 2000. Compensation cost for employee grants was $34,496 and $806,127 for the years ended December 31, 2001 and 2002, respectively and $661,043 (unaudited) and $151,452 (unaudited) for the nine months ended September 30, 2002 and 2003.

Compensation cost related to option grants to non-employees is measured based upon the fair value as determined by the Black-Scholes method (using the assumptions in the table at the end of Note 7), and is amortized on a graded-vesting basis over the vesting period. Compensation cost related to non-employee grants was $10,693, $1,658,848 and $2,431,940 for the periods from September 29, 2000 (inception) to December 31, 2000, and years ended December 31, 2001 and 2002, respectively and $2,428,474 (unaudited) and $14,504 (unaudited) for the nine months ended September 30, 2002 and 2003, respectively. The awards are treated as nonqualified stock options and are generally granted with 10-year terms and 4-year vesting periods.

In December 2002, the Company accelerated the vesting for 846,792 nonqualified options. The options are subject to lock-up agreements that prohibit the common units that would be issued as the result of the exercise of options, to be sold at a date earlier than what would have been allowed had the vesting of the restricted units or the options not been accelerated. Total compensation expense recognized in 2002 associated with the acceleration of vesting for the options was $3,249,342. In the event that an employee terminates prior to the time that the options would have vested under the original terms, the Company would incur additional expense based on the fair value of the underlying units at the time of the accelerated vesting reduced by amounts previously recognized as expense.

The Company had the following option activity under the Incentive Plan:

	Options	Weighted average exercise price

Granted in 2000:
Granted with exercise price greater than fair market value (weighted average fair value of $0.10 per unit)	857,361	$3.07
Granted with exercise price less than fair market value (weighted average fair value of $0.54 per unit)	70,312	$0.02
Outstanding at December 31, 2000	927,673	$2.83

Granted in 2001:
Granted with exercise price greater than fair market value (weighted average fair value of $0.70 per unit)	389,179	$3.07
Granted with exercise price less than fair market value (weighted average fair value of $3.68 per unit)	1,404,844	$4.58
Canceled	(77,868)	$3.07

Outstanding at December 31, 2001	2,643,828	$3.79

Granted in 2002:
Granted with exercise price greater than fair market value (weighted average fair value of $5.90 per unit)	675,000	$15.81
Granted with exercise price less than fair market value (weighted average fair value of $5.58 per unit)	656,312	$7.55
Canceled	(24,055)	$3.07
Exercised	(30,762)	$0.02

Outstanding at December 31, 2002	3,920,323	$6.53

Granted in 2003:
Granted with exercise price greater than fair market value (weighted average fair value of $8.26 per unit) (unaudited)	596,641	$15.96
Canceled (unaudited)	(58,155)	$5.13
Exercised (unaudited)	(140,625)	$3.07

Outstanding at September 30, 2003 (unaudited)	4,318,184	$7.96

Options available for future grants at December 31, 2002 and September 30, 2003 were 484,900 and 883,914 (unaudited), respectively.

The following table summarizes information as of December 31, 2002 concerning currently outstanding and exercisable options:

Options outstanding
				Options exercisable
		Weighted average remaining contractual life (years)
Range of exercise prices	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price

$0.01	39,551	7.75	$0.01	39,551	$0.01
$3.07	1,672,584	7.72	$3.07	1,188,302	$3.07
$5.33	937,500	8.83	$5.33	—	—
$8.00	611,313	9.28	$8.00	350,000	$8.00
$16.00	659,375	9.58	$16.00	18,750	$16.00

	3,920,323	8.66	$6.53	1,596,603	$5.68

There were 261,956 options exercisable with a weighted average exercise price of $2.82 at December 31, 2001.

Included in the option tables above are 937,500 options for common units granted in October 2001 to two officer directors of the Company. The options vest 7 years from the date of grant and expire in 2011. In the event of either a sale of the Company, or an initial public offering of the Company's securities that results in the preferred unitholders achieving a return on their investment in excess of a defined threshold, the options would fully vest.

Restricted common units

In accordance with a Buy Sell Agreement between the Company's unitholders dated September 29, 2000, the Company issued restricted common units to employees and non-employees during the period from October 1, 2000 through December 31, 2001 at a price of $0.01 per unit. Restricted common units vest over four years. Vested and unvested restricted units are subject to repurchase by the Company in the event of the termination of the unitholder's employment or consulting relationship with the Company, with the exception that vested units will not be subject to repurchase following an initial public offering of the Company's equity securities under the Securities Act of 1933. Unvested units are subject to repurchase at $0.01 and vested units are subject to repurchase at the estimated fair market value.

Restricted common units issued to employees are subject to fixed plan accounting. The Company records deferred compensation at the time the units are issued based on the intrinsic value of the unit. Deferred compensation is amortized to expense on a straight-line basis through 2004. The Company amortized $44,455, $172,335 and $1,058,327 for the period from September 29, 2000 to December 31, 2000, and the years ended December 31, 2001 and 2002, respectively, and $859,721 (unaudited) and $122,557 (unaudited) for the nine months ended September 30, 2002 and 2003.

The vesting of the restricted common units issued to non-employees was accelerated in December 2002. For 2001 and 2002, compensation expense relating to restricted common units issued to non-employees that are subject to time vesting only is calculated on a graded-vesting basis. Compensation expense relating to restricted common units issued to non-employees that are subject to time and performance vesting is recorded using variable plan accounting. Both approaches use the fair value of the units as determined by the Black-Scholes method (using the weighted average assumptions appearing in the table at the end of this note.) The Company incurred expenses of $96,006,

$3,297,289 and $2,817,458 for the period ended December 31, 2000, and the years ended December 31, 2001 and 2002, respectively, and $2,797,216 (unaudited) and $4,498 (unaudited) for the nine months ended September 30, 2002 and 2003, relating to restricted common units held by non-employees.

In December 2002, the Company's Board of Directors accelerated the vesting for 1,025,679 restricted common units. The units are subject to lock-up agreements that prohibit the sale of such units at a date earlier than what would have been allowed had the vesting of the units not been accelerated. Total compensation expense recognized in 2002 associated with the acceleration of vesting for the restricted common units was $4,318,347. In the event that an employee terminates prior to the time that the restricted common units would have vested under the original terms, the Company would incur additional expense based on the fair value of the underlying units at the time of the accelerated vesting reduced by amounts previously recognized as expense.

The Company had the following restricted common unit activity:

Outstanding at January 1, 2000	—
Sold during the period October 1, 2000 to December 31, 2000	2,465,859

Outstanding at December 31, 2000	2,465,859
Repurchased at $3.07 per unit	(8,965)
Repurchased at $0.01 per unit	(145,254)

Outstanding at December 31, 2001	2,311,640
Issued at $4.48 per unit	62,500

Outstanding at December 31, 2002 (2,065,393 units vested)	2,374,140
Issued at $14.40 per unit (unaudited)	140,625
Repurchased at $0.01 per unit (unaudited)	(1,874)

Outstanding at September 30, 2003 (2,065,393 units vested) (unaudited)	2,512,891

The following weighted average assumptions are used in conjunction with the Black-Scholes method to determine compensation expense for options and restricted units issued to non-employees and for the pro forma effect of applying FAS 123 to measure compensation expense for options and restricted units issued to employees:

		Year ended December 31,		Nine months ended September 30,
	Period from September 29, 2000 (inception) to December 31, 2000
		2001	2002	2002	2003

				(Unaudited)
Dividend yield	None	None	None	None	None
Volatility	60.0%	60.0%	70.0%	70.0%	70.0%
Risk-free interest rate	6.1%	4.6%	2.8%	2.8%	2.8%
Expected term, in years	5.0	5.0	5.0	5.0	5.0

8.    Operating Lease Commitments

The Company leases its office facilities and certain equipment under non-cancelable operating lease arrangements expiring on various dates through 2010. Such leases include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. Future minimum annual lease payments are as follows (in thousands):

Year ending December 31,
2003	$6,996
2004	7,137
2005	6,800
2006	6,723
2007	6,477
Thereafter	15,846

Total	$49,979

Rent expense was $924,479, $5,573,559 and $7,447,891 for the period ended December 31, 2000, and years ended December 31, 2001 and 2002, respectively, and $5,673,534 (unaudited) and $5,434,020 (unaudited) for the nine months ended September 30, 2002 and 2003, respectively.

9.    401(k) Plan

The Company has a 401(k) Plan under which all employees are immediately eligible. Company matching contributions are at the discretion of management. The Company contributed $685,787 and $831,961 to the 401(k) Plan for the years ended December 31, 2001 and 2002, respectively, and $639,808 (unaudited) and $619,714 (unaudited) for the nine months ended September 30, 2002 and 2003, respectively. There were no contributions made in the period ended December 31, 2000.

10.    Related Party Transactions

The Company entered into agreements on September 29, 2000 with two officer directors entitling them to $750,000, in the aggregate, of compensation related to services rendered in connection with our management buyout. Such amount has been earned and is not contingent on continued employment with LECG. Accordingly, $750,000 was expensed in the fiscal period ended December 31, 2000. Such amount is not payable until permitted under our credit facility and we have achieved operating cash flows (defined as earnings before interest, taxes, depreciation and amortization) of at least $20 million in any fiscal year. The amount due is subordinate to any amounts owed to any senior or secondary lenders and accrues interest at the rate of 10% per annum until paid. The amount due including interest due to the executives, included in other long-term liabilities, was $843,750, $918,750 and $975,000 (unaudited) at December 31, 2001 and 2002 and September 30, 2003, respectively.

The Company periodically borrowed funds from an officer director at varying amounts up to $2,000,000 during 2002. One other member of the Board of Directors also loaned the Company $500,000 during fiscal 2002. There were no amounts due on these commitments at December 31, 2002.

The Company entered into or expert agreements with Walter H.A. Vandaele, a director, David J. Teece, the Chairman of the Board, and David P. Kaplan, the President and a director. Pursuant to such agreements, each individual provides expert services on the Company's behalf in consideration for cash payment. Pursuant to these agreements, the Company paid David J. Teece, David P. Kaplan and Walter H.A. Vandaele $2,329,172, $1,832,146 and $1,224,263, respectively, during 2001, for expert services and project origination fees. During 2002, the Company paid David J. Teece, David P. Kaplan and Walter H.A. Vandaele $1,508,607, $2,451,058 and $2,068,500, respectively, pursuant to these agreements for expert services and project origination fees.

11.    Subsequent Events (unaudited)

Business acquisition

In August 2003, the Company acquired the business and certain assets formerly owned by the Center for Forensic Economic Studies. Four of the five experts (shareholders) and ten professional staff, have become employees of the Company. The purchase price was as follows:

–>
$2,400,000 in cash at closing; and

–>
$1,600,000 in annual cash payments in 2004 through 2007, based upon achievement of certain revenue and earnings targets.

This transaction has been accounted for using the purchase method. The net purchase price, including transactions costs of approximately $55,000, was allocated to tangible and intangible assets. The excess of the aggregate purchase price over the estimated fair value of the net assets acquired was recognized as goodwill. The allocation of the purchase price of $2,455,000, which is based on preliminary data and could change when the valuation information is finalized at fiscal year-end, resulted in property and equipment of $95,000, customer-related intangible assets of $600,000 (18-month amortization), rights to license software under development of $100,000 and goodwill of $1,660,000.

Additional goodwill will be recorded in subsequent years if the performance targets are met.

In addition, in connection with the acquisition, the Company agreed to:

–>
make annual cash payments of $500,000 in 2004 through 2007 based upon achievement of certain revenue and earnings targets, subject to continued employment; and

–>
issue 140,625 restricted units (valued at a fair market value of $14.40 per share) that vest over 5 years, subject to continued employment.

The Company will record compensation expense, in future years, based upon continued employment of the individuals when earned.

Other

On October 13, 2003, the Company granted an additional 236,344 options to purchase common stock at $16.00 per share, of which 40,625 were granted to directors, 131,250 were granted to officers and the remainder were granted to employees of the Company.

In August 2003, the Company amended its credit agreement to increase the revolving credit facility by $6.0 million to a maximum borrowing limit of $18.0 million. On November 12, 2003, the Company amended its credit agreement to provide that, upon consummation of the Company's initial public offering, the Company is required to repay all outstanding borrowings under the term loan and all outstanding borrowings under the revolver in excess of $1.0 million.

INDEPENDENT AUDITORS' REPORT

To the Management of LECG, Inc.:

We have audited the accompanying consolidated statements of operations and cash flows for the period from January 1, 2000 to September 28, 2000 of LECG, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Navigant Consulting Inc. (the Parent). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LECG, Inc. and subsidiaries, a wholly owned subsidiary of Navigant Consulting, Inc., for the period from January 1, 2000 to September 28, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Chicago, Illinois September 10, 2002

LECG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

January 1, 2000 to September 28, 2000

Revenue	$54,517
Cost of services	39,432

Gross profit	15,085
Operating expenses:
General and administrative expenses	10,766
NCI corporate service allocation	2,126

Total operating expenses	12,892

Operating income	2,193
Interest income (expense), net	20
Other income	—

Income before income tax expense	2,213
Income tax expense	878

Net income	$1,335

See accompanying notes to the consolidated statements of operations and cash flows.

LECG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

January 1, 2000 to September 28, 2000

Cash flows from operating activities:
Net income	$1,335
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	4,972
Depreciation and amortization	1,236
Deferred income taxes	(1,585)
Loss on sale of fixed assets	494
Changes in assets and liabilities:
Accounts receivable	(5,559)
Prepaid expenses	88
Other current assets	847
Accounts payable and accrued liabilities	(1,108)
Accrued compensation	(1,983)
Client retainers	(211)
Income taxes payable and other current liabilities	2,538

Net cash provided by operating activities	1,064
Cash flows from investing activities:
Purchases of property and equipment	(878)
Other, net	—

Net cash used in investing activities	(878)
Cash flows from financing activities:
Net transfers (to) from NCI	211

Net (decrease) increase in cash	397
Cash at beginning of period	—

Cash at end of period	$397

See accompanying notes to the consolidated statements of operations and cash flows.

LECG, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

1.    Description of Business

The accompanying consolidated financial statements present the consolidated results of operations and cash flows of LECG, Inc. (the Company), a California corporation formed in 1988, and its wholly owned subsidiaries: LECG Limited (United Kingdom) and LECG Limited (also know as Law and Economics Consulting Group, Limited), (New Zealand). LECG, Inc. was a subsidiary of Navigant Consulting Inc. (NCI) from August 1998 through September 28, 2000.

LECG, Inc. is a provider of economic consulting services in matters related to complex litigation, regulation, public policy and strategic management and derives its revenues almost exclusively therefrom. LECG, Inc. provides its economic consulting services to a broad client base, which includes national governments, regulatory agencies, and development institutes and agencies in the United States and other countries. Services are provided by academics, industry leaders and former high-level government officials (experts), who are supported by professional staff. LECG, Inc. has offices in the United States in California, Washington, D.C., Illinois, New York, Texas, Utah, Tennessee and Massachusetts, as well as Toronto, Canada; and Buenos Aires, Argentina.

2.    Basis of Presentation

The consolidated financial statements reflect the results of operations and changes in cash flows of LECG, Inc. as a separate entity for the period presented. The consolidated financial statements have been prepared on a historical basis.

The accompanying financial statements include general and administrative expenses which have been assigned to LECG, Inc. by NCI on a specific identification basis. Additionally, LECG shared certain administrative functions, employees and other resources with NCI. Allocations from NCI for indirect expenses for such shared resources have been made on a proportional cost allocation method based on fee revenues. Management believes these allocations are reasonable; however, they may not necessarily reflect what they would have been had LECG, Inc. been a separate, stand-alone entity during the period presented.

3.    Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and amortization

Depreciation is computed using the straight-line method based on the estimated useful lives: generally 5 years for furniture, fixtures, and equipment and 3 years for computers and telecommunications equipment. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful life of the asset.

Revenue recognition

The Company earns revenues from a range of consulting services. Revenues primarily arise from time and material contracts which are recognized in the period in which the services are performed. Revenues are also generated from fixed price contracts which are recognized as the agreed upon services are performed.

Project personnel costs

LECG, Inc. recognizes the cost of project personnel as incurred. Project personnel costs consist primarily of salaries, incentive compensation and employee benefits for LECG personnel available for client assignments. As of September 28, 2000, the Company's project personnel consisted of approximately 189 employees.

Income taxes

Historically, LECG, Inc.'s results have been included in NCI's consolidated Federal and state income tax returns. The income tax provision is calculated as if LECG, Inc. had operated as an independent entity. Income taxes are accounted for in accordance with the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign currency

The results of operations of the Company's foreign subsidiaries are translated using the average currency exchange rates for the period.

4.    Lease Commitments

The Company leases its office facilities and certain equipment under operating lease arrangements which expire at various dates through 2008. The Company leases office facilities under noncancelable operating leases which include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance, and other operating expenses applicable to the property. In addition, the Company leases equipment under noncancelable operating leases.

Future minimum annual lease payments, for the period subsequent to September 28, 2000 and in the aggregate, are as follows (in thousands):

For the period from September 29—December 2000	$1,052
For the year ending December 31:
2001	4,056
2002	3,759
2003	2,324
2004	1,857
2005	1,428
Thereafter	4,185

$18,661

Rent expense for operating leases entered into by the Company and charged to operations amounted to $2.4 million for the period from January 1, 2000 to September 28, 2000.

5.    Income Tax Expense

Income tax expense consists of the following (in thousands):

January 1, 2000 to September 28, 2000

Current:
Federal	$1,966
State	455
Foreign	42

Total current income tax expense	2,463

Deferred:
Federal	(1,287)
State	(298)

Total deferred income tax expense	(1,585)

Total income tax expense	$878

Income tax expense differs from the amounts estimated by applying the statutory income tax rates to income before income tax expense as follows:

January 1, 2000 to September 30, 2000

Federal tax at statutory rate	35.0%
State income taxes, net of Federal effect	4.9
Other	(0.2)

Total	39.7%

6.    Employee Benefit Plans

LECG, Inc. employees were eligible to participate in two defined contribution plans sponsored by NCI: a profit sharing plan and a retirement savings plan for eligible employees. NCI, as a sponsor of the plans, used independent third parties to provide administrative services to the plans. NCI had the right to terminate the plans at any time. LECG, Inc.'s portion of contributions charged to operations for the benefit of the employees under the plans were $.3 million in the period from January 1, 2000 to September 28, 2000.

7.    Litigation

The Company has been a party to various lawsuits and claims in the ordinary course of business from time to time. While the outcome of those lawsuits or claims cannot be predicted with certainty, management does not believe that any of those lawsuits or claims will have a material adverse effect on the Company.

8.    Subsequent Events

On September 29, 2000, LECG, Inc.'s leading experts, with equity sponsorship by affiliates of Thoma Cressey Equity Partners and debt sponsorship by Wachovia Securities and USBancorp, executed a management buyout of substantially all of the assets and assumed certain liabilities of LECG, Inc.

Through and including December 8, 2003 (the 25th day after commencement of this offering), federal securities law may require all dealers selling shares of our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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LECG Holding Company, LLC and Subsidiary
LECG Holding Company, LLC and Subsidiary CONSOLIDATED BALANCE SHEETS (dollars in thousands, except per share data)
LECG Holding Company, LLC and Subsidiary CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except per share data)
LECG Holding Company, LLC and Subsidiary CONSOLIDATED STATEMENTS OF REDEEMABLE CLASS A PREFERRED UNITS AND UNITHOLDERS' EQUITY (DEFICIT) (dollars in thousands)
LECG Holding Company, LLC and Subsidiary CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
LECG Holding Company, LLC and Subsidiary NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LECG, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands)
LECG, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands)
LECG, INC. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS